Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

LIME ENERGY CO.,

WILLDAN ENERGY SOLUTIONS,

LUNA STOCKHOLDER REPRESENTATIVE, LLC,

as Lime Representative

and

LUNA FRUIT, INC.

October 1, 2018

i

4.16	Contracts	22

4.17	Legal Proceedings	22

4.18	Brokers and Finders; Opinion of Financial Advisor	22

4.19	Transactions with Affiliates	23

4.20	Bank Accounts and Powers of Attorney	23

4.21	Section 203 Restrictions	23

4.22	Real Property Information	23

4.23	No Additional Representations	24

ARTICLE V REPRESENTATIONS AND WARRANTIES OF PARENT		25

5.1	Organization, Standing, and Power	25

5.2	Authority of Parent; No Breach By Agreement	25

5.3	Brokers and Finders	26

5.4	Available Consideration	26

5.5	No Litigation	27

5.6	No Additional Representations	27

5.7	Independent Analysis	28

ARTICLE VI CONDUCT OF BUSINESS PENDING CONSUMMATION		28

6.1	Affirmative Covenants	28

6.2	Negative Covenants of Lime	29

6.3	Control of the Other Party’s Business	30

ARTICLE VII ADDITIONAL AGREEMENTS		30

7.1	Stockholder Approvals	30

7.2	Other Offers, etc.	31

7.3	Regulatory Filings	32

7.4	Agreement as to Efforts to Consummate	33

7.5	Investigation and Confidentiality	33

7.6	Public Announcements	34

7.7	Employee Benefits and Contracts	34

7.8	Directors and Officers Indemnification	35

7.9	Payoff Letters and Lien Releases	37

7.10	Tax Matters	37

7.11	Financing	38

7.12	R&W Insurance Policy	42

7.13	General Release by Participating Securityholders	43

ARTICLE VIII INDEMNITY		44

8.1	Indemnification by Participating Securityholders	44

8.2	Indemnification by Parent	45

8.3	Inter-Party Claims	45

8.4	Third Party Claims	45

8.5	Survival	47

8.6	Certain Limitations on Indemnification	47

8.7	Certain Other Restrictions on Indemnification	49

8.8	Calculation and Mitigation of Losses	50

8.9	Exclusive Post-Closing Remedies	51

8.10	Special Rule for Fraud	51

ARTICLE IX CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE		51

9.1	Conditions to Obligations of Each Party	51

9.2	Conditions to Obligations of Parent	52

9.3	Conditions to Obligations of Lime	53

ARTICLE X TERMINATION		54

10.1	Termination	54

10.2	Effect of Termination	55

10.3	Termination Fees	55

10.4	Non-Survival of Representations and Covenants	56

ARTICLE XI MISCELLANEOUS		57

11.1	Lime Representative	57

11.2	Definitions	59

11.3	Expenses	73

11.4	Brokers and Finders	73

11.5	Entire Agreement; Third Party Beneficiaries	73

11.6	Amendments	74

11.7	Waivers	74

11.8	Assignment	74

11.9	Notices	74

11.10	Governing Law	75

11.11	Waiver of Jury Trial	76

11.12	Counterparts	76

11.13	Captions; Articles and Sections	76

11.14	Interpretations	76

11.15	Enforcement of Agreement	76

11.16	Severability	77

11.17	Waiver of Conflict	77

11.18	Release	78

11.19	Disclosure Memorandum	78

11.20	Time is of the Essence	79

EXHIBITS AND SCHEDULES

EXHIBITS

Exhibit A	Form of Certificate of Incorporation of the Surviving Corporation

Exhibit B	Form of Escrow Agreement

Exhibit C	Form of Estimated Closing Statement

Exhibit D	Form of Closing Adjustment Illustration

Exhibit E	Form of R&W Insurance Policy

Exhibit F	Form of Certificate of Merger

SCHEDULES

Lime’s Disclosure Memorandum
Parent’s Disclosure Memorandum

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of October 1, 2018, by and among Willdan Energy Solutions, a California corporation (“Parent”), Luna Fruit, Inc., a Delaware corporation and wholly owned Subsidiary of Parent (“Merger Sub”), Lime Energy Co., a Delaware corporation (“Lime”), and Luna Stockholder Representative, LLC, a Delaware limited liability company, solely in its capacity as representative of the Participating Securityholders (in such capacity, the “Lime Representative”).

Recitals

WHEREAS, Parent desires to acquire one hundred percent (100%) of the issued and outstanding shares of capital stock of Lime in a reverse subsidiary merger transaction on the terms and subject to the conditions set forth herein;

WHEREAS, the respective boards of directors of Parent, Merger Sub and Lime have determined that it is advisable and in the best interests of their respective companies and stockholders for Merger Sub to merge with and into Lime, with Lime being the surviving entity (the “Merger”), upon the terms and subject to the conditions set forth in this Agreement, whereby the issued and outstanding shares of Lime Stock shall be converted into the right to receive the Merger Consideration from Parent;

WHEREAS, the board of directors of Lime has determined to recommend that Lime’s stockholders approve and adopt this Agreement (the “Lime Recommendation”); and

WHEREAS, Parent, Merger Sub and Lime desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the above and the mutual warranties, representations, covenants, and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the Parties, intending to be legally bound, agree as follows:

ARTICLE I
TRANSACTIONS AND TERMS OF MERGER

1.1  Merger.

Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into Lime.  As a result of the Merger, the separate corporate existence of Merger Sub shall cease, and Lime shall continue as the surviving corporation of the Merger (the “Surviving Corporation”).  The Merger shall have the effects specified in the DGCL.  Without limiting the generality of the foregoing, at the Effective Time, all the property, rights, privileges, powers and franchises of Lime and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of Lime and Merger Sub shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.

1.2  Time and Place of Closing.

Subject to the terms and conditions of this Agreement, the closing of the transactions contemplated hereby (the “Closing”) shall take place on the second (2nd) Business Day after the last of the conditions set forth in Article IX (other than those conditions which by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing) have been satisfied or waived, at the offices of Nelson Mullins Riley and Scarborough LLP, One Wells Fargo Center, 301 S. College Street, Charlotte, NC 28202, or at such other time and place as the Parties may mutually agree; provided, however, that in no event shall the Closing take place prior to October 17, 2018, unless the Parties otherwise mutually agree in writing.  The Closing may be effected by electronic or other transmission of signature pages as mutually agreed by the Parties.

1.3  Effective Time.

Subject to the terms and conditions of this Agreement, at the Closing, Parent and Merger Sub shall cause a certificate of merger reflecting the Merger in the form attached hereto as Exhibit F (the “Certificate of Merger”) to be filed with the Delaware Secretary of State, in accordance with the relevant provisions of the DGCL, and shall make all other filings or recordings required under the DGCL.  The Merger shall become effective when the Certificate of Merger has been filed with the Delaware Secretary of State or at such later time as may be mutually agreed upon by Parent and Lime in writing and specified in the Certificate of Merger (the effective time of the Merger being hereinafter referred to as the “Effective Time”).

ARTICLE II
TERMS OF MERGER

2.1  Certificate of Incorporation.

The certificate of incorporation of Lime shall be amended and restated at the Effective Time in the form attached hereto as Exhibit A, and as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation until otherwise duly amended or repealed.

2.2  Bylaws.

The bylaws of Merger Sub in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation until otherwise duly amended or repealed; provided, that the name of the corporation set forth therein shall be changed to the name of Lime.

2.3  Directors and Officers.

The directors of Merger Sub in office immediately prior to the Effective Time shall serve as the directors of the Surviving Corporation from and after the Effective Time in accordance with the Surviving Corporation’s bylaws, until the earlier of their death, resignation or removal or otherwise ceasing to be a director.  The officers of Merger Sub in office immediately prior to the Effective Time shall serve as the officers of the Surviving Corporation from and after the Effective Time in accordance with the Surviving Corporation’s bylaws, until the earlier of their death, resignation or removal or otherwise ceasing to be an officer.

ARTICLE III
MANNER OF CONVERTING SHARES

3.1  Effect on Lime Stock.

(a)   At the Effective Time, in each case subject to Section 3.1(d), by virtue of the Merger and without any action on the part of the Parties, each share of Lime Stock that is issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares and Extinguished Shares) shall be converted into the right to receive cash in the amount of the Per Share Merger Consideration subject to withholdings and adjustments as set forth in Sections 3.3, 3.4, 3.6 and Article VIII.  By their adoption and approval of this Agreement, each Participating Securityholder acknowledges and agrees that (i) the Certificate of Designation requires that, in connection with the transactions contemplated by this Agreement, the Lime Preferred Holder be paid out of the consideration available for distribution to the stockholders of Lime before any payment is made to the holders of Lime Common Stock, by reason of its ownership of Lime Preferred Stock, an amount in respect of each share of Lime Preferred Stock issued and outstanding immediately prior to the Effective Time equal to the greater of (A) the Minimum Preference Amount and (B) the Preferred Converted Amount; and (ii) this Agreement provides for the consideration payable to the Participating Stockholders in connection with the Merger consistent with the provisions of Subsection 4.1 of the Certificate of Designation, including the allocation and distribution of the Merger Consideration and the Escrow Funds and the limitations on indemnification set forth in Section 8.6(e).

(b)   At the Effective Time, all shares of Lime Stock issued and outstanding immediately prior to the Effective Time shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist as of the Effective Time, and each certificate previously representing any such shares of Lime Stock (the “Certificates”) and any book-entry shares previously representing any such shares of Lime Stock (the “Book-Entry Shares”) shall thereafter represent only the right to receive the Per Share Merger Consideration subject to withholdings and adjustments as set forth in Sections 3.3, 3.4, 3.6 and Article VIII.

(c)   If, prior to the Effective Time, the outstanding shares of Lime Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, or if a record date prior to the Effective Time has been established with respect to any such change in capitalization, then an appropriate and proportionate adjustment shall be made to the Per Share Merger Consideration.

(d)   Each share of Lime Stock issued and outstanding immediately prior to the Effective Time and owned by any of the Parties or their respective Subsidiaries shall, by virtue of the Merger and without any action on the part of the holder thereof, cease to be outstanding, shall be cancelled and retired without payment of any consideration, and shall cease to exist (the “Extinguished Shares”).

(e)   At the Effective Time, each share of common stock, par value $0.001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one duly authorized, validly issued, fully paid and nonassessable share of common stock, par value $0.0001 per share, of the Surviving Corporation, and such shares shall, immediately following the Merger, represent all of the issued and outstanding capital stock of the Surviving Corporation.

(f)    Notwithstanding anything in this Agreement to the contrary, shares of Lime Stock outstanding immediately prior to the Effective Time and held by a stockholder who has not voted in favor of the Merger or consented thereto in writing and who has demanded appraisal for such shares in compliance with Section 262 of the DGCL (8 Del. C. § 262) (the “Dissenting Shares”) shall not be converted into the right to receive any portion of the applicable consideration for Lime Stock set forth in this Section 3.1, and shall instead constitute the right to receive only the payment of the appraised value of such shares as provided by Section 262 of the DGCL. If any such stockholder fails to perfect or otherwise waives, withdraws or loses such stockholder’s right to appraisal under Section 262 of the DGCL, then the right of such stockholder to receive such payment in respect of such Dissenting Shares shall cease and such Dissenting Shares shall be deemed to have been converted, as of the Effective Time, into and shall be exchangeable solely for the right to receive the applicable consideration for Lime Stock set forth in this Section 3.1, subject to compliance with Section 3.3. In such event, Parent shall promptly pay to the Exchange Agent all amounts withheld from the Exchange Fund pursuant to Section 3.2(a)(iii)(3) with respect to such Dissenting Shares, which amounts shall become part of the Exchange Fund.  Within ten (10) days after the Effective Time, the Surviving Corporation shall notify each stockholder who has complied with Section 262 of the DGCL and not voted in favor of or consented to the Merger that the Merger has become effective.  For the avoidance of doubt, from and after the Effective Time, the Surviving Corporation shall be responsible for the payment of any and all amounts payable in connection with the Merger pursuant to Section 262 of DGCL to each stockholder holding Dissenting Shares.

3.2  Payments at Closing.

(a)   At the Closing, Parent shall pay, or cause to be paid, to Acquiom Financial LLC (the “Exchange Agent”) by wire transfer in immediately available funds (without any withholding or deduction of any kind except as otherwise provided for in this Agreement) the following:

(i)            the amount of $600,000 (the “Indemnity Escrow Amount”) for deposit into an escrow account (the “Indemnity Escrow Account”), as set forth in Section 3.7, for the purpose of securing the obligations of the Participating Securityholders under Article VIII of this Agreement, to be held for the periods and distributed as provided for in the escrow agreement in substantially the form set forth as Exhibit B (the “Escrow Agreement”);

(ii)           the amount of $250,000 (the “Adjustment Escrow Amount”) for deposit into an escrow account (the “Adjustment Escrow Account”), as set forth in Section 3.7, for the purpose of securing the obligations of the Participating Securityholders under Section 3.6 of this Agreement, to be held for the periods and distributed as provided in the Escrow Agreement; and

(iii)          for exchange in accordance with Section 3.3, an amount (the “Exchange Fund”) equal to the Merger Consideration minus (1) the Adjustment Escrow Amount, minus (2) the Indemnity Escrow Amount, minus (3) an amount equal to the aggregate amounts that would be payable in connection with the Merger to each stockholder holding Dissenting Shares in respect of such Dissenting Shares if such stockholder had not demanded appraisal, and minus (4) the Representative Amount.  The Exchange Agent shall deliver the Exchange Fund as contemplated by Section 3.3, and the Exchange Fund shall not be used for any other purpose.

(b)   At the Closing, Parent shall pay, or cause to be paid on behalf of Lime, (i) all Transaction Expenses set forth in invoices with respect thereto delivered by Lime at least two (2) Business Days prior to the Closing by wire transfer of immediately available funds to account(s) designated in such invoices; and (ii) all Closing Indebtedness by wire transfer of immediately available funds to the account(s) designated by the holders of such Closing Indebtedness in payoff letters provided pursuant to Section 9.2(g).

(c)   At the Closing, Parent shall deliver to the Lime Representative (on behalf of the Participating Securityholders) $1,000,000, by wire transfer of immediately available funds to the account(s) designated in writing by the Lime Representative, for the purposes of paying directly, or reimbursing the Lime Representative for, any Third Party expenses pursuant to this Agreement and the other Transaction Documents including to satisfy potential future obligations of the Lime Representative and/or the Participating Securityholders to the Lime Representative, including expenses of the Lime Representative arising from the defense or enforcement of claims pursuant to Section 3.6 and Article IX (in the aggregate, the “Representative Amount”). The Participating Securityholders will not receive any interest or earnings on the Representative Amount and irrevocably transfer and assign to the Lime Representative any ownership right that they may otherwise have had in any such interest or earnings.  The Lime Representative will not be liable for any loss of principal of the Representative Amount other than as a result of its gross negligence or willful misconduct. The Lime Representative will hold these funds separate from its corporate funds, will not use these funds for its operating expenses or any other corporate purposes and will not voluntarily make these funds available to its creditors in the event of bankruptcy.  The Representative Amount shall be retained by the Lime Representative until the Indemnity Escrow Termination Date or, in the event there are any outstanding claims for indemnification as of the Indemnity Escrow Termination Date, the date on which all such claims have been resolved (in either case the “Representative Release Date”).  The Lime Representative shall deposit any remaining balance of the Representative Amount with the Exchange Agent, for the benefit of the Participating Securityholders, within three (3) Business Days after the Representative Release Date, and the Exchange Agent shall promptly distribute to each Participating Securityholder such Participating Securityholder’s Pro Rata Fraction thereof; provided, that (i) with respect to a Participating Securityholder that is a holder of Exercisable Lime Options, the Lime Representative shall deposit with the Surviving Corporation the amount payable to such Participating Securityholder with respect to such Exercisable Lime Options, and Parent shall cause the Surviving Corporation, through the Surviving Corporation’s payroll system, on the first normal payroll date of the Surviving Corporation following such deposit to distribute such amount to such Participating Securityholder, and (ii) in the discretion of the Lime Representative, the Lime Representative may make direct payments to one or more of the Participating Securityholders their respective Pro Rata Fraction thereof, and in the event of (i) or (ii) in the foregoing, the amount deposited with the Exchange Agent shall be reduced accordingly.  For tax purposes, the Representative Amount will be treated as having been received and voluntarily set aside by the Participating Securityholders at the time of Closing.

(d)   The Parties shall direct the Exchange Agent to pay from the Exchange Fund at Closing (i) to the Surviving Corporation the amount determined in accordance with Section 3.4(a) to be paid to the applicable holders of Exercisable Lime Options via the Surviving Corporation’s normal payroll practices; and (ii) to the holder of the Lime Warrant the amount determined in accordance with Section 3.4(b).

3.3  Exchange Procedures.

(a)   Unless different timing is agreed to in writing by Parent and Lime, as soon as reasonably practicable after the Effective Time, but in any event no more than five (5) Business Days after the Effective Time, Parent shall cause the Exchange Agent to mail to the former stockholders of Lime appropriate transmittal materials.  The letter of transmittal shall provide instructions for the submission of Certificates, or evidence of transfer of Book-Entry Shares, representing, immediately prior to the Effective Time, shares of Lime Stock (or an indemnity satisfactory to Lime, Parent and the Exchange Agent, if any of such Certificates are lost, stolen, or destroyed) to each holder of record of shares of Lime Stock converted into the right to receive the applicable portion of the Merger Consideration at the Effective Time.  In the event of a transfer of ownership of shares of Lime Stock represented by one or more Certificates or Book-Entry Shares that are not registered in the transfer records of Lime, the Per Share Merger Consideration payable for such shares as provided in Sections 3.1 may be issued to a transferee, subject to the deductions provided for in Section 3.2(a), if the Certificate or Certificates representing such shares are delivered to the Exchange Agent or such Book-Entry Shares are properly transferred, in each case accompanied by all documents required to evidence such transfer and by evidence reasonably satisfactory to the Exchange Agent that such transfer is proper and that any applicable stock transfer taxes have been paid.  In the event any Certificate representing Lime Stock shall have been lost, mutilated, stolen, or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, mutilated, stolen, or destroyed and the posting by such Person of a bond in such amount as Parent may reasonably direct as indemnity against any claim that may be made against it with respect to such certificate, the Exchange Agent shall issue in exchange for such lost, mutilated, stolen, or destroyed Certificate the Per Share Merger Consideration, subject to the deductions provided for in Section 3.2(a), as provided for in Section 3.1.  The Exchange Agent may establish such other reasonable and customary rules and procedures in connection with its duties as it may reasonably deem appropriate.  Parent and the Lime Representative (on behalf of the Participating Securityholders) shall each pay one-half all charges and expenses of the Exchange Agent in connection with the distribution of the Merger Consideration as provided in Section 3.1.

(b)   Subject to the terms and conditions of this Agreement, after the Effective Time, the Exchange Agent shall promptly (and in any event within five (5) Business Days), upon surrender of a Certificate or Certificates (or an indemnity satisfactory to Lime, Parent and the Exchange Agent, if any of such Certificates are lost, stolen, or destroyed) and a letter of transmittal duly completed and validly executed in accordance with the instructions thereto or receipt of such evidence of transfer of Book-Entry Shares as may be reasonably requested by the Exchange Agent, pay to the holder of such Certificate(s) or Book-Entry Shares from the Exchange Fund their respective aggregate Per Share Merger Consideration due to such holder, subject to the deductions provided for in Section 3.2(a), as provided in Section 3.1, without interest, pursuant to this Section 3.3, and the Certificate(s) shall forthwith be cancelled. The Certificate or Certificates of Lime Stock so surrendered shall be duly endorsed as the Exchange Agent may reasonably require.  Parent shall not be obligated to deliver the consideration to which any former holder of Lime Stock is entitled as a result of the Merger until such holder surrenders such holder’s Certificate or Certificates for exchange (or an indemnity satisfactory to Lime, Parent and the Exchange Agent, if any of such Certificates are lost, stolen, or destroyed) or provide evidence of transfer of such holder’s Book-Entry Shares as provided in this Section 3.3.  Any other provision of this Agreement notwithstanding, neither any Parent Entity, nor any Lime Entity, nor the Exchange Agent shall be liable to any holder of Lime Stock for any amounts paid or properly delivered in good faith to a public official pursuant to any applicable abandoned property, escheat, or similar Law.

(c)   Each of Parent and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Lime Stock, Lime Options and the Lime Warrant such amounts, if any, as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local, or foreign Tax Law or by any Taxing Authority or Governmental Authority.  To the extent that any amounts are so withheld by Parent, the Surviving Corporation, or the Exchange Agent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Lime Stock, Lime Options and the Lime Warrant, as applicable in respect of which such deduction and withholding was made by Parent, the Surviving Corporation, or the Exchange Agent, as the case may be.

(d)   Any portion of the Merger Consideration delivered to the Exchange Agent by Parent pursuant to Section 3.2(a)(iii) that remains unclaimed by the holder of shares of Lime Stock for one (1) year after the Effective Time (as well as any proceeds from any investment thereof) shall be delivered by the Exchange Agent to Parent.  Any holder of shares of Lime Stock who has not at that time complied with this Section 3.3 shall thereafter look only to Parent for the consideration in respect of each share of Lime Stock such holder holds as determined pursuant to this Agreement without any interest thereon.

(e)   Adoption of this Agreement by the stockholders of Lime shall constitute ratification of the appointment of the Exchange Agent.

3.4  Lime Options and the Lime Warrant.

(a)   At the Effective Time, all rights with respect to any Lime Common Stock issuable pursuant to stock options granted by Lime under the Lime Stock Option Plans that are outstanding immediately prior to the Effective Time, whether or not exercisable, (i) which have an exercise price below the Per Share Merger Consideration applicable to each share of Lime Common Stock (the “Exercisable Lime Options”) shall be converted at the Effective Time into an obligation of Parent to pay (or cause to be paid) and a right of the holder to receive, in full satisfaction of any rights in respect of the Exercisable Lime Options held by such holder, a cash payment equal to the product obtained by multiplying (1) the number of shares of Lime Common Stock underlying such Person’s Exercisable Lime Options by (2) the Per Share Merger Consideration applicable to each share of Lime Common Stock, subject to the deductions provided for in Section 3.2(a), less the exercise price per share under such option, subject to withholdings and adjustments as set forth in Section 3.6 and Article VIII, and (ii) which have an exercise price at or above the Per Share Merger Consideration applicable to each share of Lime Common Stock (such stock options, together with the Exercisable Options, the “Lime Options”) shall be terminated and the holders thereof shall have no right to receive any portion of the Merger Consideration in respect thereof.  The amount determined in accordance with the foregoing shall be paid to the Surviving Corporation, to be paid to the applicable holder of an Exercisable Lime Option via the Surviving Corporation’s normal payroll practices.

(b)   At the Effective Time, all rights with respect to Lime Common Stock issuable pursuant to that certain Warrant to Purchase Stock dated as of July 24, 2015, issued by Lime to Heritage Commerce Corp. (the “Lime Warrant”) to the extent outstanding immediately prior to the Effective Time, whether or not exercisable, shall be converted at the Effective Time into an obligation of Parent to pay (or cause to be paid) and a right of the holder to receive, in full satisfaction of any rights in respect of the Lime Warrant, a cash payment equal to the product obtained by multiplying (1) the number of shares of Lime Common Stock underlying the Lime Warrant by (2) the Per Share Merger Consideration (net of the deductions provided for in Section 3.2(a)) applicable to each share of Lime Common Stock less the exercise price per share under the Lime Warrant, subject to withholdings and adjustments as set forth in Section 3.6 and Article VIII.  The amount determined in accordance with the foregoing shall be paid to the holder of the Lime Warrant on the Closing Date.

(c)   Lime’s board of directors or its compensation committee shall make any adjustments or amendments to or make such determinations with respect to the Lime Options and the Lime Warrant necessary to effect the foregoing provisions of this Section 3.4; provided that, prior to the End Date, Lime shall not amend, terminate or restate (or waive enforcement of) that certain Warrant Termination Agreement, by and between Heritage Commerce Corp. and Lime, or those certain Option Termination Agreements, by and between certain Lime stock option recipients and Lime, each dated as of the date of this Agreement and entered into in connection with this Agreement, without the prior written consent of Parent (not to be unreasonably conditioned, delayed or withheld).  For avoidance of doubt, the Parties acknowledge and agree that the Lime Warrant and all Lime Options terminated in accordance with such Option Termination Agreements shall be deemed to be outstanding immediately prior to the Effective Time for purposes of Sections 3.4(a) and 3.4(b) above and, in each such case, shall entitle the holders thereof to the portion of the Merger Consideration determined in accordance with such Warrant Termination Agreement, such Option Termination Agreements and Sections 3.4(a) and 3.4(b).

3.5  Rights of Former Lime Stockholders.

At the Effective Time, the stock transfer books of Lime shall be closed as to holders of Lime Stock and no transfer of Lime Stock by any holder of such shares shall thereafter be made or recognized.  Until surrendered for exchange in accordance with the provisions of Section 3.3, each Certificate and each Book-Entry Share theretofore representing shares of Lime Stock (other than Certificates representing Dissenting Shares or Extinguished Shares), shall from and after the Effective Time represent for all purposes only the right to receive the Per Share Merger Consideration, without interest, as provided in Article III, subject to withholdings and adjustments as set forth in Sections 3.3, 3.4, 3.6 and Article VIII.

3.6  Post-Closing Adjustments to Merger Consideration.

(a)   Not less than three (3) Business Days prior to the Closing Date, Lime shall prepare and deliver to Parent a written schedule (the “Estimated Closing Statement”), in substantially the form attached hereto as Exhibit C, together with reasonably detailed calculations of the components thereof, setting forth Lime’s good faith calculations, as of the Closing, of the (I) (i) Tangible Assets (excluding Cash), and (ii) Tangible Liabilities (excluding Indebtedness) (the result of subtracting clause (ii) from clause (i) of the foregoing, the “Tangible Net Asset Value”), (II) the result of the Tangible Net Asset Value minus the Target TNAV, which result shall be an amount (which may be a negative number) designated the “TNAV Delta”, (III) Closing Indebtedness, (IV) Transaction Expenses, (V) Closing Cash, (VI) Closing Accrued Compensation, (VII) Closing Material Rebates, and (VIII) resulting calculation of the Merger Consideration.  The Estimated Closing Statement shall be prepared, and all components thereof shall be calculated, in conformity with GAAP and, to the extent in conformity with GAAP, in accordance with Lime’s historical practices and methodologies and in a manner consistent with the illustrative calculation of Tangible Net Asset Value in substantially the form attached hereto as Exhibit D (the “Closing Adjustment Illustration”); provided, however, that in the event of a conflict between (A) GAAP, (B) the historical practices and methodologies of Lime and (C) the accounting principles, rules, methods, practices, and procedures used in the Closing Statement Illustration, the latter, in each case, of (A), (B) and (C), shall control.  Upon the delivery of the Estimated Closing Statement, Lime shall make available to Parent and its Representatives the work papers (subject to the execution of customary work paper access letters, if requested) and other books and records used in preparing the Estimated Closing Statement.

(b)   Within sixty (60) calendar days following the Closing, Parent shall prepare and deliver to the Lime Representative a written schedule (the “Closing Statement”) setting forth Parent’s good faith calculations, as of the Closing, of the (I) Tangible Net Asset Value and TNAV Delta, (II) Closing Indebtedness, (III) Transaction Expenses, (IV) Closing Cash, (V) Closing Accrued Compensation, (VI) Closing Material Rebates, and (VII) resulting calculation of the Merger Consideration; provided, that if Parent fails to provide such written schedule to the Lime Representative within such 60-day period, then at the Lime Representative’s election, the Estimated Closing Statement shall be deemed to be the Closing Statement (without modification) and shall be final, binding and conclusive for all purposes hereunder; provided further that nothing herein shall relieve Parent from its obligation to prepare and deliver such written schedule to the Lime Representative in accordance with this Section 3.6(b).  The Closing Statement shall be prepared, and all components thereof shall be calculated, in conformity with GAAP and in accordance with Lime’s historical practices and methodologies and in a manner consistent with the Closing Adjustment Illustration and shall not include any changes in assets or liabilities as a result of purchase accounting adjustments or other changes arising from or resulting as a consequence of the transactions contemplated by this Agreement; provided, however, that in the event of a conflict between (A) GAAP, (B) the historical practices and methodologies of Lime and (C) the accounting principles, rules, methods, practices, and procedures used in the Closing Statement Illustration, the latter, in each case, of (A), (B) and (C), shall control.  Following the Closing, Parent shall provide the Lime Representative and its Representatives reasonable access (including by electronic delivery of documents), during regular business hours, in such a manner as to not unreasonably interfere with the normal operations of Parent or the Surviving Corporation (and subject to the execution of customary work paper access letters and a customary confidentiality agreement mutually acceptable to Parent and the Lime Representative, in each case if reasonably requested), work papers and books and records utilized in the preparation of the Closing Statement and the employees and Representatives of Parent, the Surviving Corporation and their Affiliates solely for the purpose of assisting the Lime Representative in its review of the Closing Statement and the calculations contained therein.  The parties agree that the purpose of preparing the Closing Statement and determining the Tangible Net Asset Value, Closing Indebtedness, Transaction Expenses, Closing Cash, Closing Accrued Compensation and Closing Material Rebates contemplated by this Section 3.6 is to calculate the Merger Consideration, and such processes are not intended to permit the introduction of new or different judgments, accounting methods, policies, principles, practices, procedures, classifications or estimation methodologies for the purpose of preparing the Closing Statement or determining the Tangible Net Asset Value, Closing Indebtedness, Transaction Expenses, Closing Cash, Closing Accrued Compensation and Closing Material Rebates.

(c)   If the Lime Representative disagrees with the calculations in the Closing Statement, the Lime Representative shall notify Parent of such disagreement in writing (the “Dispute Notice”) within thirty (30) days after delivery of the Closing Statement.  The Dispute Notice must set forth in reasonable detail (i) any item on the Closing Statement which the Lime Representative believes has not been prepared in accordance with this Agreement and the Lime Representative’s determination of the amount of such item (to the extent possible) and (ii) the Lime Representative’s alternative calculation of the Tangible Net Asset Value, the Closing Indebtedness, the Transaction Expenses, the Closing Cash, the Closing Accrued Compensation and/or the Closing Material Rebates, as the case may be (to the extent possible).  Any item or amount that the Lime Representative does not dispute in the Dispute Notice within such 30-day period shall be final, binding and conclusive on the parties for all purposes hereunder.  In the event any such Dispute Notice is timely provided, Parent and the Lime Representative shall use commercially reasonable efforts for a period of fifteen (15) days (or such longer period as they may mutually agree) to resolve any disagreements with respect to the calculations included in the Closing Statement that were disputed in the Dispute Notice.  If, at the end of such period, the Lime Representative and Parent remain unable to resolve the dispute in its entirety, then the unresolved items and amounts thereof in dispute shall be submitted to Grant Thornton LLP, or if such firm cannot or does not accept such engagement, another nationally recognized independent accounting firm, reasonably acceptable to Parent and the Lime Representative, which shall not be the independent accountants of Parent or Lime (the “Dispute Auditor”).  The Dispute Auditor shall determine, based solely on this Agreement, including the definitions of Tangible Net Asset Value (and the definitions of the defined terms contained herein) and this Section 3.6, and the written presentations by the Lime Representative and Parent, and not by independent review, only those items and amounts that remain then in dispute as set forth in the Dispute Notice, and the Dispute Auditor shall not make any other determination.  The Lime Representative and Parent shall use commercially reasonable efforts to cause the Dispute Auditor to resolve all amounts in dispute as set forth in the Dispute Notice as soon as practicable (and in any event within forty-five (45) days after the dispute is submitted for its determination) and to set forth its determination in a written statement delivered to the Lime Representative and Parent.  A judgment of a court of competent jurisdiction selected pursuant to Section 11.10 hereof may be entered upon the Dispute Auditor’s determination.  The Dispute Auditor shall have exclusive jurisdiction over, and resorting to the Dispute Auditor as provided in this Section 3.6(c) shall be the only recourse and remedy of the parties against one another with respect to, those items and amounts that remain in dispute under this Section 3.6(c), and neither the Lime Representative nor Parent shall be entitled to seek indemnification or recovery of any attorneys’ fees or other professional fees incurred by the Lime Representative or Parent, as the case may be, in connection with any dispute governed by this Section 3.6. The Dispute Auditor shall allocate its fees and expenses between Parent and the Lime Representative according to the degree to which the positions of the respective parties are not accepted by the Dispute Auditor. In no event shall the decision of the Dispute Auditor assign a value to any item greater than the greatest value for such item claimed by either Parent or the Lime Representative or lesser than the smallest value for such item claimed by either Parent or Lime Representative.  Any determinations made by the Dispute Auditor pursuant to this Section 3.6 shall be final, non-appealable and binding on the parties hereto, absent manifest error or fraud.

(d)   If, upon final determination in accordance with the terms of this Section 3.6 (the date of such final determination, the “Final Adjustment Amount Determination Date”), the adjustment to the Merger Consideration (the “Adjustment Amount”) (if any) is a positive number, then the Merger Consideration shall be increased by the amount of the Adjustment Amount. If the Adjustment Amount (if any) is a negative number, the Merger Consideration shall be decreased by the amount of the Adjustment Amount. Any such resulting amount shall be referred to herein as the “Final Adjustment Amount”.  If the Final Adjustment Amount (if any) is a positive number, within five (5) Business Days after the Final Adjustment Amount Determination Date, Parent shall pay the Final Adjustment Amount due to each of the Participating Securityholders to the Exchange Agent for further distribution to the applicable holders based on each such holder’s applicable Pro Rata Fraction of such Final Adjustment Amount; provided, however, that with respect to a Participating Securityholder that is a holder of Exercisable Lime Options, Parent shall cause the Surviving Corporation to pay the amount payable to such Participating Securityholder with respect to such Exercisable Lime Options through the Surviving Corporation’s payroll system on the first normal payroll date of the Surviving Corporation following the Final Adjustment Amount Determination Date, and the amount deposited with the Exchange Agent shall be reduced accordingly.  Prior to any such distribution of the Final Adjustment Amount to the Participating Securityholders, the Lime Representative shall deliver to Parent and the Exchange Agent an updated Closing Payment Schedule (which need not be certified by an officer of Lime) setting forth the portion of the Adjustment Amount payable to each Participating Securityholder.  If the Final Adjustment Amount (if any) is a negative number then within five (5) Business Days after the Final Adjustment Amount Determination Date, Parent and the Lime Representative shall deliver joint written instructions to the Exchange Agent and Parent shall be entitled to recover the absolute value of the Final Adjustment Amount from the Adjustment Escrow Account (it being understood that in no event shall any such recovery be in excess of the then-available amount in the Adjustment Escrow Account).

3.7  Escrow Funds

(a)   The Indemnity Escrow Amount and the Adjustment Escrow Amount (collectively, the “Escrow Funds”) shall be held by the Exchange Agent in accordance with the terms of this Agreement and the terms of the Escrow Agreement.  Subject to the terms of the Escrow Agreement, the Escrow Funds shall be held as a trust fund and shall not be subject to any lien, attachment, trustee process or any other judicial process of any creditor of the Exchange Agent or any of the other parties to the Escrow Agreement, and shall be held and disbursed solely for the purposes and in accordance with the terms of this Agreement and the terms of the Escrow Agreement. Any amounts held of the Adjustment Escrow Amount following the Final Adjustment Amount Determination Date shall be released to the Exchange Agent, for payment to the Participating Securityholders in the manner contemplated by Section 3.6(d), five (5) Business Days following the date on which, as applicable, (i) full and final payment is made of any Final Adjustment Amount payable to Parent pursuant to Section 3.6(d) or (ii) a final determination is made pursuant to Section 3.6(d), if any, that no Adjustment Amount is payable to Parent (the “Adjustment Escrow Expiration Date”).

(b)   The Lime Representative and Parent shall, not later than three (3) Business Days after the Adjustment Escrow Expiration Date, deliver to the Exchange Agent a joint written direction, and the Lime Representative shall deliver to Parent and the Exchange Agent an updated Closing Payment Schedule (which need not be certified by an officer of the Surviving Corporation) setting forth the portion of any distribution of the Adjustment Escrow Amount payable to each Participating Securityholder. Each distribution of cash made from the Adjustment Escrow Amount to each of the Participating Securityholders shall be made in proportion to the respective Pro Rata Fractions of the Participating Securityholders at the time of such distribution.

(c)          If there are no outstanding claims or notices of claims, in each case made or given in accordance with Article VIII, for indemnification by any Parent Indemnitee that would be payable from the Indemnity Escrow Account on the date that is fifteen (15) months after the Closing Date (the “Indemnity Escrow Termination Date”), then the Lime Representative and Parent shall promptly (but in any event within two (2) Business Days after the Indemnity Escrow Termination Date) deliver to the Exchange Agent a joint release instruction for release of any remaining amount in the Indemnity Escrow Account to the Participating Securityholders (in accordance with their respective Pro Rata Fractions of such released amounts) in accordance with the terms of the Escrow Agreement; provided, however, that with respect to a Participating Securityholder that is a holder of Exercisable Lime Options, such instruction shall direct the amount payable to such Participating Securityholder with respect to such Exercisable Lime Options to be paid to the Surviving Corporation, which shall promptly pay such amount to such Participating Securityholder through the Surviving Corporation’s payroll system on the first normal payroll date following such release.

(d)         If there are outstanding claims or notices of claims, in each case made or given in accordance with Article VIII, for indemnification by any Parent Indemnitee that would be payable from the Indemnity Escrow Account as of the Indemnity Escrow Termination Date, then Parent and the Lime Representative shall promptly (but in any event within two (2) Business Days after the Indemnity Escrow Termination Date) deliver to the Exchange Agent a joint release instruction for payment of an amount equal to (x) the amount of any remaining amounts in the Indemnity Escrow Account to the Participating Securityholders in the manner contemplated by Section 3.7(c), less (y) the disputed amount corresponding to each such outstanding claims, in accordance with the Escrow Agreement; provided, that the remaining balance of any amount withheld with respect to each outstanding claim shall be released to the Participating Securityholders (in accordance with their respective Pro Rata Fractions of such released amounts) in the manner contemplated by Section 3.7(c) (i) upon resolution and final satisfaction of each such outstanding claim in accordance with Article VIII and set forth in a joint release instruction delivered by Parent and Lime Representative to the Exchange Agent (which shall be given promptly after the date of such resolution) and (ii) thereafter, upon delivery by Parent and Lime Representative of a joint release instruction to the Exchange Agent for payment of any remaining amounts in the Indemnity Escrow Account, in each case in accordance with the Escrow Agreement.

(e)          Any income, gains, losses and expenses of the Escrow Funds shall be included by Parent as taxable income or loss of Parent to the extent allowed under the Code and related Treasury Regulations, and any income and gains of the Escrow Funds shall be available to Parent as part of the Escrow Funds, but if not paid to Parent in connection with an Adjustment Amount in accordance with Section 3.6 shall ultimately be distributable to the Participating Securityholders in accordance with this Agreement and the Escrow Agreement.  Parent shall be entitled to a distribution each calendar quarter equal to the product of the amount of any income and gains allocated to Parent for such quarter multiplied by 30%.

(f)           The approval of this Agreement by written consent in lieu of a meeting of Lime stockholders, and the acceptance of a portion of the Merger Consideration by the Participating Securityholders, shall constitute approval of the Escrow Agreement and of all of the arrangements relating thereto, including the placement of the Indemnity Escrow Amount and the Adjustment Escrow Amount in the Escrow Funds in accordance with the terms hereof and thereof.

(g)          The parties hereto agree to treat any payments made pursuant to Section 3.6 or Article VIII as adjustments to the Merger Consideration for all Tax purposes to the maximum extent permitted by applicable Law.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF LIME

Lime represents and warrants to Parent as follows as of the date of this Agreement and again as of the Closing Date, except as set forth on Lime’s Disclosure Memorandum:

4.1       Organization, Standing, and Power.

Lime is a corporation duly organized, validly existing, and in good standing under the Laws of the State of Delaware.  Lime has the corporate power and authority to carry on its business as now conducted and to own, lease, and operate its assets. Lime is duly qualified or licensed to transact business as a foreign corporation in good standing in the states of the United States and foreign jurisdictions where the character of its assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions where the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Lime Material Adverse Effect.  True and correct copies of the certificate of incorporation and bylaws of Lime have been made available to Parent for its review.

4.2       Authority of Lime; No Breach By Agreement.

(a)         Lime has the corporate power and authority necessary (i) to execute, deliver, and, other than with respect to the Merger, perform its obligations under this Agreement, and (ii) with respect to the Merger, upon obtaining the Requisite Lime Stockholder Approval, to perform its obligations under this Agreement and to consummate the transactions contemplated hereby.  The execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of Lime, subject to the Requisite Lime Stockholder Approval.  Subject to any necessary approvals referred to in Section 9.1(b) and receipt of such Requisite Lime Stockholder Approval, this Agreement represents a legal, valid, and binding obligation of Lime, enforceable against Lime in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar Laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

(b)         Except for (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (ii) notices or filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), if any, and (iii) the items disclosed on Section 4.2(b) of Lime’s Disclosure Memorandum, neither the execution and delivery of this Agreement by Lime, nor the consummation by Lime of the transactions contemplated hereby, will (x) conflict with or result in a breach of any provision of the certificate of incorporation or bylaws (or similar constating documents) of any Lime Entity, or (y) constitute or result in a material default under any Lime Contract, or (z) constitute or result in a material default under any Law or Order applicable to any Lime Entity or any of their material assets.

(c)          Except for (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (ii) notices or filings under the HSR Act, and (iii) the items disclosed on Section 4.2(c) of Lime’s Disclosure Memorandum, Lime is not required to obtain any consents or approvals of, or make any filings or registrations with, any Governmental Authority in connection with the execution and delivery by Lime of this Agreement or the consummation by Lime of the transactions contemplated hereby, except when the failure to obtain such consents or approvals or make such filings or registrations would not have a Lime Material Adverse Effect.

4.3       Capital Stock.

The authorized capital stock of Lime consists of (i) 50,000,000 shares of Lime Common Stock, par value $0.0001 per share, of which 9,658,465 shares are issued and outstanding as of the date of this Agreement, and (ii) 5,000,000 shares of preferred stock, $0.01 par value per share, of which 10,000 have been designated as Lime Preferred Stock, of which 10,000 shares are issued and outstanding as of the date of this Agreement.  All the outstanding shares of capital stock of Lime have been duly and validly issued and are fully paid and non-assessable.  Except for the exercise or conversion rights that attach to Lime Options that are listed on Section 4.3 of Lime’s Disclosure Memorandum, the Bison Convertible Note and the Lime Warrant, on the date hereof there are no shares of Lime Stock or any other equity security of Lime issuable upon conversion or exchange of any issued and outstanding security of Lime nor are there any rights, options outstanding or other agreements to acquire shares of Lime Stock or any other equity security of Lime nor is Lime contractually obligated to purchase, redeem or otherwise acquire any of its outstanding shares that would survive the Closing. No holder of Lime Stock or holder of Lime Options or the Lime Warrant is entitled to any preemptive or similar rights to subscribe for shares of capital stock of Lime that would survive the Closing.

4.4       Lime Subsidiaries.

Lime has no Subsidiaries except as set forth in Section 4.4 of Lime’s Disclosure Memorandum, and Lime owns all of the equity interests in each of the Lime Subsidiaries.  No capital stock (or other equity interest) of any Lime Subsidiary is or may become required to be issued (other than to another Lime Entity) by reason of any Rights, and there are no Contracts by which any such Subsidiary is bound to issue (other than to another Lime Entity) additional shares of its capital stock (or other equity interests) or Rights or by which any Lime Subsidiary is or may be bound to transfer any shares of the capital stock (or other equity interests) of any such Subsidiary (other than to another Lime Entity).  There are no Contracts relating to the rights of any Lime Subsidiary to vote or to dispose of any shares of the capital stock (or other equity interests) of such Lime Subsidiary.  Each Lime Subsidiary is duly organized, validly existing, and in good standing under the Laws of the jurisdiction of its formation.  Each Lime Subsidiary is duly qualified or licensed to transact business as a foreign entity in good standing in the states of the United States and foreign jurisdictions where the character of its assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Lime Material Adverse Effect.

4.5       Financial Statements.

The Lime Financial Statements have been prepared in all material respects in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited interim statements, for the absence of notes) and fairly present in all material respects the consolidated financial position of Lime and each Lime Subsidiary as of the respective dates and for the respective periods covered thereby, except that the unaudited interim financial statements are subject to normal and recurring year-end adjustments.  True and correct copies of the Lime Financial Statements have been made available to Parent for its review.

4.6       Absence of Undisclosed Liabilities.

No Lime Entity has any liabilities required under GAAP to be set forth on a consolidated balance sheet or in the notes thereto that are reasonably likely to have, individually or in the aggregate, a Lime Material Adverse Effect, except liabilities that are (i) accrued or reserved against in the consolidated balance sheet of Lime as of December 31, 2017, included in Lime Financial Statements or reflected in the notes thereto, (ii) incurred in the ordinary course of business consistent with past practices, or (iii) incurred in connection with the transactions contemplated by this Agreement. Notwithstanding the foregoing, no representation or warranty is made pursuant to this Section 4.6 with respect to any liabilities or obligations relating to or arising from matters that are substantively covered by another representation or warranty contained in this Article IV.

4.7       Absence of Certain Changes or Events.

Except as disclosed in Lime Financial Statements delivered prior to the date of this Agreement or as disclosed in Section 4.7 of Lime’s Disclosure Memorandum, from June 30, 2018 through the date of this Agreement (i) there have been no events, changes, or occurrences which have had, a Lime Material Adverse Effect, and (ii) since June 30, 2018, the Lime Entities have conducted their respective businesses in the ordinary course of business consistent with past practice.

4.8       Tax Matters.

(a)         All Lime Entities have filed (or have had filed) all Tax Returns that it was required to file (or to have filed), taking into account any extensions of time to file, and such Tax Returns are true, correct and complete in all material respects.  All Taxes of each Lime Entity (whether or not shown as owing on such Tax Returns) have been fully paid or properly accrued in accordance with GAAP.  There are no Liens for Taxes upon any of the assets of the Lime Entities.  None of the Lime Entities has any unclaimed property that is required to be paid over to a Governmental Authority.

(b)         Any Tax that is not yet due and payable by any of the Lime Entities for the periods covered thereby has been properly accrued for on the Lime Financial Statements in accordance with the past custom and practice (if any) of each of the Lime Entities in filing its Tax Returns.  Since the date of the Lime Financial Statements, the Lime Entities have not incurred any liability for Taxes arising outside of the ordinary course of business.

(c)          No Lime Entity is, as of the date hereof, the subject of a Tax audit or examination with respect to Taxes.  No Lime Entity has waived any statute of limitations with respect to Taxes, made any amendments to any Tax Returns since December 31, 2014, or agreed to any extension of time with respect to a Tax assessment or deficiency, which waiver or extension is still outstanding.

(d)         No Lime Entity has any current liability for Taxes of any Person (i) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law) or (ii) as a transferee or successor, by contract or otherwise.

(e)          No Lime Entity has been a party to a “listed transaction,” as such term is defined in Treasury Regulations Section 1.6011-4(b)(2).

(f)           All Taxes which each Lime Entity is obligated to withhold from amounts owing to any employee, creditor or Third Party have been properly withheld and fully paid over to the appropriate Governmental Authority.

(g)          No claim has been made by any Taxing Authority in a jurisdiction where a Lime Entity has not filed a Tax Return that it is or may be subject to Tax by such jurisdiction.  None of the Lime Entities has, or has ever had, a permanent establishment or other taxable presence in any country (other than in such entity’s jurisdiction of formation), as determined pursuant to applicable U.S. or non-U.S. law and any applicable Tax treaty or convention.  Lime has made available to Parent correct and complete copies of all Tax Returns of the Lime Entities with respect to taxable periods for which the statute of limitations has not expired.

(h)         No Lime Entity has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(i)             None of the Lime Entities is a party to or member of any joint venture, partnership, limited liability company or other arrangement or contract which is treated as a partnership for U.S. federal income Tax purposes.

(j)            None of the Lime Entities is, or has been, a U.S. real property holding company (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(k)         None of the Lime Entities has made or agreed to make any adjustment under Section 481(a) of the Code (or any corresponding provision of state, local or non-U.S. Tax Law) by reason of a change in accounting method or otherwise, and will not be required to make such an adjustment as a result of the transactions contemplated by this Agreement.

(l)             None of the Lime Entities will be required to include any amount in income for taxable periods (or portions thereof) after the Closing Date as a result of (i) entering into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of applicable state, local or non-U.S. Law) on or prior to the Closing Date, (ii) any intercompany transaction or excess loss account described in the Treasury Regulations promulgated pursuant to Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. Law), (iii) any installment sale or open transaction disposition made on or prior to the Closing Date, (iv) any prepaid amount received on or prior to the Closing Date, or (v) election under Section 108(i).  None of the Lime Entities has ever (i) made an election under Section 1362 of the Code to be treated as an S corporation for U.S. federal income Tax purposes or (ii) made a similar election under any comparable provision of any state, local or non-U.S. Tax Law.

(m)     None of the Lime Entities is a “passive foreign investment company” within the meaning of Section 1297 of the Code, and none of the Lime Entities owns, directly or indirectly, any interests in an entity that is or has been a “passive foreign investment company” within the meaning of Section 1297 of the Code.  None of the Lime Entities is a “controlled foreign corporation” within the meaning of Code Section 957 and none of the Lime Entities owns, directly or indirectly, any interests in an entity that is or has been a “controlled foreign corporation” within the meaning of Code Section 957.

(n)         None of the Lime Entities has any accumulated post-1986 deferred foreign income as of either November 2, 2017 or December 31, 2017, in each case for purposes of Section 965(a) of the Code.  None of the Lime Entities has made an election under Section 965(h)(1) of the Code to pay any net Tax liability under Section 965 of the Code in installments.  None of the Lime Entities has engaged in any transaction that could reduce any of the Participating Securityholders’ or the Lime Entities’ liability under Section 965(a) of the Code.

(o)         None of the Lime Entities is a party to any Tax sharing contract or similar arrangement (including an indemnification agreement or arrangement).

(p)         All intercompany transactions between or among the Lime Entities have met the requirements of Section 482 of the Code and the regulations thereunder (and any similar provision of applicable state, local or non-U.S. Law), and all such transactions are supported by contemporaneous documentation as defined in Section 6662 of the Code (and any similar provision of applicable state, local or non-U.S. Law).

(q)         That portion of the Restructuring completed prior to the Closing will not result in any Taxes for Lime or any of its Affiliates.

(r)            None of the Company’s net operating losses are subject to any limitations under Section 382 of the Code, other than limitations created by (1) changes of ownership of Lime prior to January 1, 2007, (2) changes of ownership of any acquired Person prior to January 1, 2007, or (3) any of the transactions contemplated by this Agreement.

(s)           This Section 4.8 constitutes the sole and exclusive representations and warranties of Lime with respect to Taxes related to the Lime Entities, and no other representation or warranty contained in any other section of this Agreement shall apply to any such Tax matters and no other representation or warranty, express or implied, is being made with respect thereto.

4.9       Lime Information.

(a)         The notice of action taken by written consent and appraisal rights and information statement to be delivered to Lime’s stockholders after Lime obtains the Requisite Lime Stockholder Approval by written consent (the “Information Statement”), will not, when mailed to the stockholders of Lime, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  Notwithstanding the foregoing, Lime makes no representation or warranty whatsoever with respect to any statements made or incorporated by reference in the Information Statement, or any amendments or supplements thereto, based on information supplied by Parent, Merger Sub or any of Parent’s or Merger Sub’s Representatives.

(b)         All documents that any Lime Entity or any Affiliate thereof is responsible for filing with any Governmental Authority in connection with the transactions contemplated hereby has complied as to form in all material respects with the provisions of applicable Law.

4.10                                    Assets.

(a)         Except as disclosed in Section 4.10 of Lime’s Disclosure Memorandum or as disclosed or reserved against in Lime Financial Statements delivered prior to the date of this Agreement, the Lime Entities have good title, free and clear of any Liens that would reasonably be expected to impair the use of such assets as they are currently being used, to all of the material assets that they own.  All material tangible properties used in the businesses of Lime Entities are in good condition, reasonable wear and tear excepted, and are usable in the ordinary course of business consistent with Lime’s past practices.

(b)         Section 4.10 of Lime’s Disclosure Memorandum lists each material insurance policy maintained by Lime as of the date hereof.  All of the insurance policies of Lime are in full force and effect, and Lime is not in material default with respect to its obligations under any of such insurance policies, except for such failure to be in full force and effect and for such defaults that would not have a Lime Material Adverse Effect.

4.11                                    Intellectual Property.

(a)         Lime and each Lime Subsidiary own, or are licensed to use or otherwise have rights to use, all Intellectual Property used in the conduct of their business as currently conducted.

(b)         The conduct of the business of Lime and each Lime Subsidiary as currently conducted, with respect to each item of Intellectual Property owned by Lime or a Lime Subsidiary (“Lime Owned Intellectual Property”), does not infringe upon or misappropriate the Intellectual Property rights of any Third Party.  Since December 31, 2015, no Lime Entity has received written notice from any Third Party alleging any material infringement or misappropriation of any Intellectual Property rights of any Third Party.

(c)          With respect to each item of Lime Owned Intellectual Property, Lime or a Lime Subsidiary is the owner of the entire right, title and interest in and to such Lime Owned Intellectual Property and is entitled to use such Lime Owned Intellectual Property in the operation of its business as currently conducted.  To the Knowledge of Lime, with respect to each item of Intellectual Property licensed to Lime or a Lime Subsidiary (“Lime Licensed Intellectual Property”), Lime or a Lime Subsidiary has the right to use such Lime Licensed Intellectual Property in the operation of its business as currently conducted in accordance with the terms of the license agreement governing such Lime Licensed Intellectual Property.

(d)         The Lime Owned Intellectual Property is valid and enforceable and has not been adjudged invalid or unenforceable in whole or in part.  To the Knowledge of Lime, no Person is engaging in any activity that infringes upon the Lime Owned Intellectual Property.

(e)          Each license of Lime Licensed Intellectual Property is in full force and effect.  Neither any Lime Entity, nor to the Knowledge of Lime, any other party to any license of Lime Licensed Intellectual Property is in default under such license.

(f)           Neither the execution of this Agreement nor the consummation of any of the transactions contemplated hereby will adversely affect any of Lime or a Lime Subsidiary’s rights with respect to the Lime Owned Intellectual Property or Lime Licensed Intellectual Property or cause the termination of any license agreement governing any Lime Licensed Intellectual Property.

(g)          This Section 4.11 constitutes the sole and exclusive representations and warranties of Lime with respect to any Intellectual Property matters, and no other representation or warranty contained in any other section of this Agreement shall apply to any such Intellectual Property matters and no other representation or warranty, express or implied, is being made with respect thereto.

4.12                                    Environmental Matters.

(a)         The Lime Entities are in compliance with Environmental Laws except for any such non-compliance that would not be material to such Lime Entity.

(b)         There is no Litigation pending, and to Lime’s Knowledge there is no environmental enforcement action, investigation or Litigation threatened before any Governmental Authority, in which any Lime Entity has been named as a defendant (i) for alleged noncompliance (including by any predecessor) with or liability under any Environmental Law or (ii) relating to the release, discharge, spillage, or disposal into the environment of any Hazardous Material, whether or not occurring at, on, under, adjacent to, or affecting (or potentially affecting) a site currently or formerly owned, leased, or operated by any Lime Entity.

(c)          During or, to Lime’s Knowledge, prior to the period of any Lime Entity’s ownership or operation of any of their respective current properties, there have been no releases, discharges, spillages, or disposals of Hazardous Material in or on such properties.

(d)         No Lime Entity is subject to any Contract or Order by or with any Governmental Authority or any Third Party imposing any liability with respect to the foregoing.

(e)          There has been no written Third Party environmental site assessment conducted since December 31, 2015, assessing the presence of Hazardous Materials located on any property owned or leased by any Lime Entity that is within the possession or control of any Lime Entity as of the date of this Agreement that has not been provided to Parent prior to the date of this Agreement.

(f)           This Section 4.12 constitutes the sole and exclusive representations and warranties of Lime with respect to environmental matters, and no other representation or warranty contained in any other section of this Agreement shall apply to any such matters and no other representation or warranty, express or implied, is being made with respect thereto.

4.13                                    Compliance with Laws.

(a)         Each of Lime Entities has in effect all Permits and has made all filings, applications, and registrations with Governmental Authorities that are required for it to own, lease, or operate its assets and to carry on its business as now conducted, and there has occurred no default under any such Permit applicable to their respective businesses or employees conducting their respective businesses (or, to Lime’s Knowledge, to any of the Lime Entities’ consultants or independent contractors), except in each case where the failure to hold such Permit or to make such filing, application, or registration or such default would not be material to the Lime Entities, taken as a whole.

(b)         None of the Lime Entities is in default under any Laws or Orders applicable to its business or employees conducting its business, except where such default would not be material to the Lime Entities, taken as a whole.

(c)          Since December 31, 2015, none of the Lime Entities has received any written notification or communication from any Governmental Authority (i) asserting that Lime or any of the Lime Subsidiaries is in default under any of the Permits, Laws, or Orders which such Governmental Authority enforces, or (ii) threatening to revoke any Permits.

(d)         There (i) is no material unresolved violation, criticism, or exception by any Governmental Authority with respect to any report or statement relating to any examinations or inspections of Lime or any of the Lime Subsidiaries, (ii) no written notices or correspondence have been received by Lime since December 31, 2015, with respect to formal or informal investigations by, or disputes with, any Governmental Authority with respect to Lime or any of Lime Subsidiary’s business, operations, policies or procedures, and (iii) is not any pending or, to Lime’s Knowledge, threatened, nor has any Governmental Authority indicated an intention to conduct any, investigation or review of Lime or any Lime Subsidiary.

4.14                                    Labor Relations.

(a)         Each Lime Entity is, and during the past (3) three years has been, in compliance in all material respects with all applicable Laws respecting employment, including but not limited to Laws relating to discrimination, harassment, retaliation, terms and conditions of employment, worker classification, wages, hours, termination of employment, occupational safety and health, employee privacy, and employment practices, including the Immigration Reform and Control Act.  Each Lime Entity is, and during the past three (3) years has been, in compliance in all material respects with all applicable Laws relating to the engagement of all independent contractors and leased employees.  During the past three years, each Lime Entity has not misclassified (i) any employees as exempt under any applicable Law, including but not limited to minimum wage, overtime compensation, rest period, and/or meal break Laws; and (ii) any worker as independent contractor rather than as employee under any applicable Law, including but not limited to any Tax Laws or any minimum wage, overtime compensation, rest period, and/or meal break Laws.  During the prior three (3) years, no Lime Entity or any of their employees, officers or directors (in their capacity as such) has been a party to any Litigation asserting that it or any other Lime Entity has violated any employment Contract or Laws respecting employment, including but not limited to Laws relating to discrimination, harassment, retaliation, terms and conditions of employment, worker classification, wages, hours, termination of employment, occupational safety and health, employee privacy, and employment practices, including the Immigration Reform and Control Act.

(b)         No Lime Entity is the subject of any pending or, to Lime’s Knowledge, threatened Litigation asserting that it or any other Lime Entity has committed an unfair labor practice (within the meaning of the National Labor Relations Act or comparable state Law) or other violation of state or federal labor or employment Law or seeking to compel it or any other Lime Entity to bargain with any labor organization or other employee representative as to wages or conditions of employment, nor is any Lime Entity a party to any collective bargaining agreement or subject to any bargaining order, injunction, or other Order relating to Lime’s relationship or dealings with its employees, any labor organization or any other employee representative.  To Lime’s Knowledge, there is no strike, slowdown, picketing, lockout, or other job action or labor dispute involving any Lime Entity pending or threatened and there have been no such actual or threatened actions or disputes in the past three years.  To Lime’s Knowledge, in the past three years there has not been any attempt by any Lime Entity employees or any labor organization or other employee representative to organize or certify a collective bargaining unit or to engage in any other union organization activity with respect to the workforce of any Lime Entity.  Except as disclosed in Section 4.14 of Lime’s Disclosure Memorandum, employment of each employee of each Lime Entity is terminable at will by the relevant Lime Entity without any obligation to provide severance benefits or severance pay upon a termination of employment.

(c)          To Lime’s Knowledge, all of the employees employed in the United States are either United States citizens or are legally entitled to work in the United States under the Immigration Reform and Control Act of 1986, as amended, other United States immigration Laws and the Laws related to the employment of non-United States citizens applicable in the state in which the employees are employed.

(d)         Since December 31, 2015, no Lime Entity has effectuated (i) a “plant closing” (as defined in the Worker Adjustment and Retraining Notification Act (the “WARN Act”)) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of any Lime Entity; or (ii) a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of any Lime Entity; and no Lime Entity has been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state or local Law.

(e)          Each Lime Entity has (i) withheld all amounts required by Law or by agreement to be withheld from the wages, salaries and other payments to employees, and is not liable for any arrears of wages, compensation, Taxes, penalties or other sums for failure to comply with any of the foregoing; and (ii) paid in full to all employees, independent contractors and consultants all wages, salaries, commissions, bonuses, benefits and other compensation due to or on behalf of such employees, independent contractors and consultants.

4.15                                    Employee Benefit Plans.

(a)         Lime has disclosed in Section 4.15 of Lime’s Disclosure Memorandum, and has delivered or made available to Parent prior to the execution of this Agreement, copies of each Employee Benefit Plan currently adopted, maintained by, sponsored in whole or in part by, or contributed or required to be contributed to by any Lime Entity or ERISA Affiliate thereof for the benefit of employees, former employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries or under which employees, retirees, former employees, dependents, spouses, directors, independent contractors, or other beneficiaries are eligible to participate (each, a “Lime Benefit Plan,” and collectively, the “Lime Benefit Plans”).  Any of Lime Benefit Plans which is an “employee pension benefit plan,” as that term is defined in ERISA Section 3(2), is referred to herein as a “Lime ERISA Plan.”  Each Lime ERISA Plan which is also a “defined benefit plan” (as defined in Code Section 414(j)) is referred to herein as a “Lime Pension Plan,” and is identified as such in Section 4.15 of Lime’s Disclosure Memorandum.

(b)         Lime has delivered or made available to Parent prior to the execution of this Agreement (i) all trust agreements or other funding arrangements for all Employee Benefit Plans, (ii) all determination letters, rulings, opinion letters, information letters, or advisory opinions issued by the United States Internal Revenue Service (“IRS”), the United States Department of Labor (“DOL”) or the Pension Benefit Guaranty Corporation during this calendar year or any of the preceding three calendar years, (iii) any filing or documentation (whether or not filed with the IRS) where corrective action was taken in connection with the IRS EPCRS program set forth in Revenue Procedure 2001-17 (or its predecessor or successor rulings), (iv) annual reports or returns, audited or unaudited financial statements, actuarial reports, and valuations prepared for any Employee Benefit Plan for the current plan year and the three preceding plan years, and (v) the most recent summary plan descriptions and any material modifications thereto.

(c)          Each Lime Benefit Plan is in material compliance with the terms of such Lime Benefit Plan, the applicable requirements of the Code, the applicable requirements of ERISA, and in material compliance with any other applicable Laws. Since December 31, 2015, Lime has not received any written communication from any Governmental Authority challenging the compliance of any Lime Benefit Plan with applicable Laws. To Lime’s Knowledge, no Lime Benefit Plan is currently being audited by any Governmental Authority for compliance with applicable Laws.  Each Lime Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter (or in the case of a master or prototype or volume submitter plan, is subject to a favorable opinion or advisory letter) as to its qualification under the Code, and nothing has occurred with respect to the operation of such Lime Benefit Plan that could reasonably be expected to cause the denial or loss of such qualification.

(d)         There has been no material oral or written representation or communication with respect to any aspect of the Employee Benefit Plans made to employees of Lime which is not in accordance with the written or otherwise preexisting terms and provisions of such plans. Neither Lime nor any administrator or fiduciary of any Lime Benefit Plan (or any agent of any of the foregoing) has engaged in any transaction, or acted or failed to act in any manner, which could subject Lime or Parent to any direct or indirect liability (by indemnity or otherwise) for breach of any fiduciary, co-fiduciary, or other duty under ERISA.  There are no unresolved claims or disputes under the terms of, or in connection with, Lime Benefit Plans other than claims for benefits which are payable in the ordinary course of business and no action, proceeding, prosecution, inquiry, hearing, or investigation has been commenced with respect to any Lime Benefit Plan.

(e)          All Lime Benefit Plan documents and annual reports or returns, audited or unaudited financial statements, actuarial valuations, summary annual reports, and summary plan descriptions issued with respect to Lime Benefit Plans are correct and complete in all material respects, have been timely filed with the IRS or the DOL, and distributed to participants of Lime Benefit Plans (as required by Law), and there have been no changes in the information set forth therein.

(f)           To Lime’s Knowledge, no “party in interest” (as defined in ERISA Section 3(14)) or “disqualified person” (as defined in Code Section 4975(e)(2)) of any Lime Benefit Plan has engaged in any nonexempt “prohibited transaction” (described in Code Section 4975(c) or ERISA Section 406).

(g)          No liability under Title IV of ERISA has been or is expected to be incurred by Lime or its ERISA Affiliates and no event has occurred that could reasonably result in liability under Title IV of ERISA being incurred by Lime or its ERISA Affiliates with respect to any ongoing, frozen, terminated, or other single-employer plan of Lime or the single-employer plan of any ERISA Affiliate.  There has been no “reportable event,” within the meaning of ERISA Section 4043, for which the 30-day reporting requirement has not been waived by any ongoing, frozen, terminated or other single employer plan of Lime or of an ERISA Affiliate.

(h)         No Lime Entity has any liability for retiree health or life benefits under any of Lime Benefit Plans, except to the extent required under Part 6 of Title I of ERISA or Code Section 4980B.

(i)             Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment (including severance, unemployment compensation, golden parachute, or otherwise) becoming due to any director or any employee of any Lime Entity from any Lime Entity under any Lime Benefit Plan or otherwise, (ii) increase any benefits otherwise payable under any Lime Benefit Plan, or (iii) result in any acceleration of the time of payment or vesting of any such benefit, or any benefit under any life insurance owned by any Lime Entity or the rights of any Lime Entity in, to or under any insurance on the life of any current or former officer, director, or employee of any Lime Entity, or change any rights or obligations of any Lime Entity with respect to such insurance.

(j)            Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in connection with any other event(s)) shall give rise to any “excess parachute payment” as defined in Section 280G(b)(1) of the Code or any other amount that would not be deductible under Section 280G of the Code.  No Lime Entity maintains any obligation to gross-up or reimburse any individual for any Taxes under Section 4999 of the Code.

(k)         No Lime Benefit Plan is or has been funded by, associated with, or related to a “voluntary employee’s beneficiary association” within the meaning of Section 501(c)(9) of the Code, a “welfare benefit fund” within the meaning of Section 419 of the Code, a “qualified asset account” within the meaning of Section 419A of the Code or a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.

(l)             Neither Lime nor any of its ERISA Affiliates has had an “obligation to contribute” (as defined in ERISA Section 4212) to, or other obligations or liability in connection with, a “multiemployer plan” (as defined in ERISA Sections 4001(a)(3) or 3(37)(A)).

(m)     This Section 4.15 constitutes the sole and exclusive representations and warranties of Lime with respect to any employee benefit matters, including with respect to the Lime Benefit Plans, and no other representation or warranty contained in any other section of this Agreement shall apply to any such employee benefit matters and no other representation or warranty, express or implied, is being made with respect thereto.

4.16                                    Contracts.

(a)         Except as disclosed in Section 4.16(a) of Lime’s Disclosure Memorandum or otherwise reflected in Lime Financial Statements, as of the date of this Agreement none of the Lime Entities is a party to or bound by, (i) Contract or group of related Contracts with a customer that provides annual revenues to any Lime Entity in excess of $2,000,000, (ii) Contract or group of related Contracts with the same party for the purchase of products or services that provide for annual payments by any Lime Entity in excess of $1,000,000, (iii) any employment, severance, termination, consulting, or retirement Contract providing for aggregate payments to any Person in any calendar year in excess of $100,000, (iv) any Contract relating to the borrowing of money by any Lime Entity, or the guarantee by any Lime Entity of any such obligation, having a term of more than ninety days where the amount is in excess of $100,000, (v) any Contract involving Intellectual Property (other than Contracts entered into in the ordinary course with customers or “shrink-wrap” software licenses) providing for payments in any calendar year in excess of $100,000, (vi) any exchange-traded or over-the-counter swap, forward, future, option, cap, floor, or collar financial Contract, or any other interest rate or foreign currency protection Contract or any Contract that is a combination thereof not included on its balance sheet, (vii) any facility leases, (viii) any Contract with any Governmental Authority that provides annual revenues to any Lime Entity in excess of $100,000, (ix) any other Contracts that are material to the operation of any of the Lime Entities and not previously disclosed pursuant to this Section 4.16(a) or (x) any Contract which commits any of the Lime Entities to enter into any of the foregoing Contracts (collectively, the “Lime Contracts”).

(b)         With respect to each Lime Contract: (i) the Contract is in full force and effect; (ii) no Lime Entity is in default thereunder; and (iii) no other party to any such Contract is, to Lime’s Knowledge, in default in any respect or has repudiated or waived any material provision thereunder.  Correct and complete copies of all Lime Contracts have been furnished or made available to Parent.

4.17                                    Legal Proceedings.

There is no Litigation pending, or, to the Knowledge of Lime, threatened against any Lime Entity, or to Lime’s Knowledge, against any director, officer, employee, or agent of any Lime Entity in their capacities as such or with respect to any service to or on behalf of any Employee Benefit Plan or any other Person at the request of a Lime Entity or Employee Benefit Plan of any Lime Entity, nor are there any Orders or judgments outstanding against any Lime Entity.

4.18                                    Brokers and Finders; Opinion of Financial Advisor.

Except for the Lime Financial Advisors, neither Lime, any Lime Subsidiary or any of their respective agents or Representatives nor, to the Knowledge of Lime, any Participating Securityholder, has employed any broker, finder, or investment banker or incurred any liability for any financial advisory fees, investment bankers fees, brokerage fees or finder’s fees in connection with the origination, negotiation, execution or consummation of this Agreement or the transactions contemplated hereby.  Lime has received the written opinion of a Lime Financial Advisor, dated as of the date of this Agreement, to the effect that the per-share consideration to be received by the stockholders of Lime taken as a group on a fully diluted basis (accounting for shares of Lime Common Stock to be issued immediately before the Closing as a result of the conversion of the Bison Convertible Note and for the payment of Merger Consideration to the holders of Lime Preferred Stock as if all shares of such Lime Preferred Stock had been converted into Lime Common Stock immediately prior to the Merger) pursuant to the Merger is fair, from a financial point of view, a signed copy of which has been or will be delivered to Parent at Closing.  The Lime Financial Advisors will have been paid in full as of the Closing and will have no financial recourse to Parent or any affiliate of Parent under any circumstances in connection with the transactions contemplated by this Agreement.

4.19                                    Transactions with Affiliates.

Other than for compensation received as employees and reimbursement for expenses incurred in the ordinary course of business, no Affiliate of the Lime Entities, no Person with whom any such Affiliate has any direct or indirect relation by blood, marriage or adoption, and no entity in which any such Affiliate or Person owns any beneficial interest, has any interest in: (a) any Contract, arrangement or understanding with any Lime Entities; or (b) any loan arrangement, understanding, agreement or Contract for or relating to the tangible or intangible assets used or currently intended to be used by any Lime Entities.

4.20                                    Bank Accounts and Powers of Attorney.

Section 4.20 of Lime’s Disclosure Memorandum sets forth the names and locations of all banks, trusts, companies, savings and loan associations and other financial institutions at which Lime maintains safe deposit boxes, checking accounts, lock box or other accounts of any nature with respect to its business.

4.21                                    Section 203 Restrictions.

Assuming neither Parent nor any of its Affiliates is an “interested stockholder” as defined in Section 203 of the DGCL, the board of directors of Lime has taken all necessary action so that the restrictions on business combinations in Section 203 of the DGCL do not apply to this Agreement or any of the transactions contemplated by this Agreement.  Section 203 of the DGCL does not apply to this Agreement or any of the transactions contemplated by this Agreement.

4.22                                    Real Property Information.

(a)         The Lime Entities, as applicable, have valid leasehold estates in the real property specified on Section 4.22(a) of Lime’s Disclosure Memorandum (collectively, the “Leased Real Properties”).  The Lime Entities, as applicable, have valid leasehold estates in all Leased Real Properties, in each case free and clear of all Liens other than Permitted Liens.  Lime has provided true and correct copies of each lease, sublease, license or occupancy agreement with respect to the Leased Real Properties (each such lease referred to as “Lease”, and collectively “Leases”).  No Lime Entity holds title to any real property.

(b)         With respect to each of the Leased Real Properties: (i) the transaction contemplated by this Agreement does not require the consent of any other party under any of the Leases, except as provided in Section 4.22(b) of Lime’s Disclosure Memorandum (if any, the “Landlord Consents”), (ii) each applicable Lime Entity that is party to the applicable Lease is in actual occupancy of the Leased Real Property under such Lease, and the Lime Entity’s possession or quiet enjoyment of the Leased Real Properties under the Leases has not been disturbed in any material respect and, to Lime’s Knowledge, there are no disputes with respect to any of the Leases, (iii) no security deposit or portion thereof deposited with respect to any of the Leases has been applied in respect of a breach or default under such Lease which has not been redeposited in full, (iv) no Lime Entity has subleased, licensed or otherwise granted any Person the right to use or occupy any of the Leased Real Properties, and (v) except as provided in Section 4.22(b) of Lime’s Disclosure Memorandum (1) all work to be performed by any landlord (or Lime Entity) under any Lease on or prior to the date hereof, if any, has been substantially completed in all material respects in accordance with such Lease and accepted by the Lime Entity (or by the landlord, if applicable), and (2) all reimbursements and allowances due or payable to the applicable Lime Entity in connection with any construction or other work performed by the landlord (or by the Lime Entity, as applicable), if any, have been paid and received in full.

(c)          To Lime’s Knowledge, there are no condemnation proceedings, eminent domain proceedings, real estate tax proceedings, or zoning or other land-use proceedings of any kind pending or threatened against any Leased Real Property.

(d)         To Lime’s Knowledge, neither the current use and occupancy of the Leased Real Property nor the condition thereof violate in any material respect any applicable deed restrictions or other applicable covenants, restrictions, agreements, site plan approvals or variances or the certificate of occupancy for such improvements.

(e)          The Lime Entities have not collaterally assigned or granted any other security interest in any Leased Real Property or any interest therein.

(f)           To Lime’s Knowledge, there are no material physical or mechanical defects in the condition of the Leased Real Property or any related improvements, and the Leased Real Property and all fixtures, including the roof, foundation, structure, heating, ventilating, plumbing, electrical, and all other mechanical apparatus, are in good working order, ordinary wear and tear excepted.

(g)          Lime has received no written notice advising that any utility required for the use and operation of any Leased Real Property has not been installed across public property or valid easements to the boundary lines of the Leased Real Property, or is not connected pursuant to valid permits, and to Lime’s Knowledge, all existing utility facilities at each Leased Real Property are adequate to service the Leased Real Property for its current use and are in good operating condition.

(h)         To Lime’s Knowledge the current use, operation and condition of each Leased Real Property is in material compliance with applicable zoning and land use laws, ordinances and regulations, and, to Lime’s Knowledge, all certificates of occupancy, use permits and other licenses or authorizations required in connection with the use of each Leased Real Property are in full force and effect.

(i)             None of the Leased Real Property or any part thereof has suffered any material damage by fire or other casualty during the period of Lime’s occupancy that has not been restored in all material respects.  Lime has not received any written notice from any insurance carrier of any defects or inadequacies at any Leased Real Property, or in any portion thereof, which would adversely affect the insurability thereof or the cost of such insurance.

4.23                                    No Additional Representations.

Except for the representations and warranties made in this Article IV, neither Lime nor any other Person makes any express or implied representation or warranty with respect to Lime or any Lime Subsidiary or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Lime hereby disclaims any such other representations or warranties.  In particular, without limiting the foregoing disclaimer, except for the representations and warranties made in this Article IV, neither Lime nor any other Person makes or has made any representation or warranty to Parent or any of its Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to Lime, any of the Lime Subsidiaries or their respective businesses or (ii) any oral or written information presented to Parent or any of its Affiliates or Representatives in the course of their due diligence investigation of Lime, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF PARENT

Parent represents and warrants to Lime as follows as of the date of this Agreement and again as of the Closing Date:

5.1       Organization, Standing, and Power.

Parent is a corporation duly organized, validly existing, and in good standing under the Laws of the State of Delaware.  Merger Sub is a corporation duly organized, validly existing, and in good standing under the Laws of the State of Delaware.  Each of Parent and Merger Sub has the corporate power and authority to carry on its business as now conducted and to own, lease, and operate its assets.  Each of Parent and Merger Sub is duly qualified or licensed to transact business as a foreign corporation in good standing in the states of the United States and foreign jurisdictions where the character of its assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions where the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect.  True and correct copies of the certificate of incorporation and bylaws of Parent and Merger Sub have been made available to Lime for review.

5.2       Authority of Parent; No Breach By Agreement.

(a)         Each of Parent and Merger Sub has the corporate power and authority necessary (i) to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby.  The execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of each of Parent and Merger Sub, except for the adoption of this Agreement by Parent as the sole stockholder of Merger Sub, which adoption shall occur immediately following the execution of this Agreement.  No other approval by stockholders of Parent or Merger Sub or other corporate action is required for the approval and adoption of this Agreement, and the consummation of the Merger or the other transactions contemplated hereby, by Parent and Merger Sub.  Subject to any necessary approvals referred to in Section 9.1(b), this Agreement represents a legal, valid, and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar Laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

(b)         Except for (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (ii) any filings in connection with compliance with the rules and regulations of NASDAQ, (iii) notices or filings under the HSR Act, and (iv) the items disclosed on Section 5.2(b) of Parent’s Disclosure Memorandum, neither the execution and delivery of this Agreement by Parent or Merger Sub, nor the consummation by Parent or Merger Sub of the transactions contemplated hereby, will (x) conflict with or result in a breach of any provision of Parent’s certificate of incorporation or bylaws or the certificate of incorporation or bylaws of Merger Sub, or (y) constitute or result in a default under any material Contract of any Parent Entity, or (z) constitute or result in a default under any Law or Order applicable to any Parent Entity or any of their material assets, except, in the case of clauses (y) and (z), for any of the foregoing that, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

(c)          Except for (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (ii) any filings in connection with compliance with the rules and regulations of Nasdaq, (iii) notices or filings under the HSR Act, and (iv) the items disclosed on Section 5.2(c) of Parent’s Disclosure Memorandum, neither Parent nor Merger Sub is required to obtain any consents or approvals of, or make any filings or registrations with, any Governmental Authority in connection with the execution and delivery by Parent or Merger Sub of this Agreement or the consummation by Parent or Merger Sub of the transactions contemplated hereby, except where the failure to obtain such consents or approvals or make such filings or registrations would not have a Parent Material Adverse Effect.

5.3       Brokers and Finders.

Neither Parent or Merger Sub, nor any of their respective Subsidiaries, has employed any broker, finder, or investment banker or incurred any liability for any financial advisory fees, investment bankers fees, brokerage fees or finder’s fees in connection with this Agreement or the transactions contemplated hereby.

5.4       Available Consideration.

(a)         Parent has delivered to Lime a true and complete copy of an executed commitment letter (including all exhibits, schedules, annexes, supplements and term sheets forming part thereof) addressed to Willdan Group, Inc., a Delaware corporation (“Willdan Group”), dated as of September 17, 2018 (the “BMO Commitment Letter”), from each of BMO Harris Bank N.A. and MUFG Union Bank, N.A. (including the assignees thereof permitted in accordance with the terms thereof, collectively, the “Lenders”) and the related fee letters (the “Fee Letters” and, together with the BMO Commitment Letter, as any of the same may be amended or modified only in accordance with Section 7.11, collectively, the “Debt Commitment Letter”), which copies of such Fee Letters may be redacted in a customary manner to remove the economic terms and other customarily-redacted provisions set forth therein so long as such redacted information does not contain terms relating to the conditionality or availability of the Debt Financing or the reduction of the aggregate amount of the Debt Financing, pursuant to which, and subject to the terms and conditions thereof, the Lenders have committed to provide Willdan Group with debt financing for the Merger in the amount set forth therein (the “Debt Financing”).

(b)         As of the date of this Agreement, the Debt Commitment Letter constitutes legal, valid and binding obligations of Willdan Group and, to the Knowledge of Parent, the other parties thereto, is in full force and effect, and is enforceable against, Willdan Group and, to the Knowledge of Parent, is in full force and effect, and is enforceable against, the other parties thereto, in each case in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar Laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

(c)          As of the date of this Agreement, there are no side letters or other Contracts to which Parent or any of its Affiliates, including Willdan Group, is a party relating to the Debt Financing other than (i) as expressly set forth in the Debt Commitment Letter and the Credit Agreement, dated as of the date hereof, by and among Willdan Group, as borrower, the guarantors party thereto, the several banks and other financial institutions party thereto as lenders, and BMO Harris Bank N.A., as administrative agent, and the Loan Documents related thereto (as defined therein), and (ii) customary engagement letters, customary fee rebate or discount letters and non-disclosure agreements, none of which engagement letters, fee rebate or discount letters or non-disclosure agreements contain any terms or conditions that would add or create additional conditions to the full availability of the Debt Financing on the Closing Date or permit Lenders to reduce the total amount of the Debt Financing.

(d)         As of the date of this Agreement, except as expressly set forth in the Debt Commitment Letter, there are no conditions precedent to the obligations of the Lenders to fund the Debt Financing (including pursuant to any “flex” provisions) that would permit the Lenders to reduce the total amount of the Debt Financing or impose any additional condition precedent to the availability of the Debt Financing.

(e)          As of the date of this Agreement, (i) the Debt Commitment Letter has not been amended or modified (and no such amendment or modification is contemplated as of the date of this Agreement by Parent or any of its Affiliates or, to the Knowledge of Parent, by any other party thereto)  except as expressly set forth in the Debt Commitment Letter with respect to flex rights or related to the addition of additional financing sources and the provision of rights to such financing sources in accordance with the terms thereof and (ii) the respective commitments set forth in the Debt Commitment Letter have not been withdrawn, terminated or rescinded in any respect (and no Lender has notified Parent or any of its Affiliates of its intention to withdraw, terminate or rescind its commitment set forth in Debt Commitment Letter as of the date of this Agreement).  As of the date of this Agreement, no event has occurred which would result in any breach by Willdan Group of, or constitute a default by Willdan Group under (or an event which with notice or lapse of time or both would constitute a breach or default), the Debt Commitment Letter, or, to the Knowledge of Parent, otherwise result in any portion of the Debt Financing contemplated thereby to be unavailable or delayed (assuming satisfaction of the conditions set forth in Sections 9.1 and 9.2).  As of the date of this Agreement, assuming satisfaction of the conditions set forth in Sections 9.1 and 9.2, neither Parent nor Willdan Group (i) is aware of any fact or occurrence that makes any of the representations or warranties of Willdan Group in the Debt Commitment Letter inaccurate in any material respect, (ii) has any reason to believe that it or its Affiliates will be unable to satisfy on a timely basis any term or condition of Closing to be satisfied by it or its Affiliates contained in the Debt Commitment Letter, and (iii) has any reason to believe that any portion of the Debt Financing required to consummate the Merger will not be made available to Willdan Group or Parent on the Closing Date, including any reason to believe that the Lenders will not perform their respective funding obligations under the Debt Commitment Letter in accordance with their respective terms and conditions.  Willdan Group has fully paid (or caused to be paid) any and all commitment fees and other fees required by the Debt Commitment Letter (including the Fee Letters) to be paid as of the date of this Agreement, and will pay (or cause to be paid) in full any other commitment fees and other fees required to be paid thereunder as and when they become payable.

(f)           Assuming funding of the Debt Financing in accordance with the Debt Commitment Letter and assuming satisfaction of the conditions set forth in Sections 9.1 and 9.2, Parent will have at the Closing (i) the financial resources necessary to perform its obligations under this Agreement and the Transaction Documents (including all payments to be made by it hereunder) at the Closing and (ii) immediately available funds in connection with the Debt Financing together with available cash in an aggregate amount (after netting out applicable fees, expenses, original issue discount and similar premiums and charges provided under the Debt Commitment Letter) that will enable Parent to (x) consummate the Merger on the terms contemplated by this Agreement and the other Transaction Documents at the Closing and (y) pay all related fees and expenses and undertake its other obligations at the Closing upon the terms contemplated by this Agreement and the other Transaction Documents.

5.5       No Litigation.

There is no action or proceeding pending or, to the Knowledge of Parent or Merger Sub, threatened, against Parent or Merger Sub or their Affiliates which would reasonably be expected to prevent, hinder or delay the consummation of any of the transactions contemplated hereby.

5.6       No Additional Representations.

Except for the representations and warranties made in this Article V, neither Parent or Merger Sub nor any other Person makes any express or implied representation or warranty with respect to Parent, Merger Sub, their respective Subsidiaries or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and each of Parent and Merger Sub hereby disclaims any such other representations or warranties.  In particular, without limiting the foregoing disclaimer, except for the representations and warranties made in this Article V, neither Parent or Merger Sub nor any other Person makes or has made any representation or warranty to Lime or any of its Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to Parent, any of its Subsidiaries or their respective businesses or (ii) any oral or written information presented to Lime or any of its Affiliates or Representatives in the course of their due diligence investigation of Parent, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

5.7       Independent Analysis.

(a)         Parent and Merger Sub have conducted an independent investigation of the financial condition, results of operations, assets, liabilities, properties and projected operations of each of Lime and the Lime Subsidiaries and, in making its determination to proceed with the transactions contemplated by this Agreement, Parent and Merger Sub have relied solely on the results of such investigation and the representations and warranties expressly set forth in Article IV.  The representations and warranties expressly set forth in Article IV constitute the sole and exclusive representations and warranties given to Parent and Merger Sub in connection with the transactions contemplated hereby, and Parent and Merger Sub acknowledge and agree that none of Lime, any Lime Subsidiary, any stockholder of Lime, nor any Representative of any of them, is making any representation, warranty, statement or projections whatsoever (whether in the confidential information memorandum or otherwise), express or implied, beyond the representations and warranties expressly set forth in Article IV.

(b)         Without limiting the generality of Section 5.7(a), Parent and Merger Sub acknowledge that none of Lime, any Lime Subsidiary, any stockholder of Lime, nor any Representative of any of them, has made any representation, warranty, covenant or statement, express or implied, as to the accuracy or completeness of any memoranda, charts, summaries, presentations or schedules heretofore made available by Lime, any Lime Subsidiary, any stockholder of Lime or any Representative of any of them, to Parent or its Representatives or any other information which is not included in this Agreement.  Parent and Merger Sub acknowledge and agree that any cost estimates, forecasts, projections or other predictions or forward-looking information that may have been provided to Parent, Merger Sub or their Representatives were prepared for internal planning purposes only and are not representations or warranties of Lime, and no assurances can be given that any estimated, forecasted, projected or predicted results will be achieved.

ARTICLE VI
CONDUCT OF BUSINESS PENDING CONSUMMATION

6.1       Affirmative Covenants.

From the date of this Agreement until the earlier of the Closing or the termination of this Agreement, unless the prior written Consent of Parent shall have been obtained (which Consent shall not be unreasonably withheld, delayed or conditioned), and except as otherwise contemplated herein, Lime shall, and shall cause each of the Lime Subsidiaries to, use commercially reasonable efforts to operate its business in the ordinary course consistent with past practice and use commercially reasonable efforts to preserve intact its business organization.

6.2       Negative Covenants of Lime.

From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, unless the prior written Consent of Parent shall have been obtained (which Consent shall not be unreasonably withheld, delayed or conditioned), and except as otherwise contemplated herein, Lime covenants and agrees that it shall not do or agree or commit to do, or permit any of the Lime Subsidiaries to do or agree or commit to do, any of the following:

(a)         except as set forth on Section 4.4 of Lime’s Disclosure Memorandum, amend the certificate of incorporation, bylaws, or other organizational documents of any Lime Entity;

(b)         incur any additional debt obligation or other obligation for borrowed money except in the ordinary course of the business of any Lime Entity consistent with past practices, or grant any Lien on any material asset of any Lime Entity (other than Liens in effect as of the date hereof that are disclosed in Lime’s Disclosure Memorandum);

(c)          repurchase or redeem any shares, or any securities convertible into any shares, of the capital stock of any Lime Entity, or declare or pay any dividend or make any other distribution in respect of Lime’s capital stock;

(d)         issue, sell, or authorize the issuance or sale of, any additional shares of Lime Stock, any other capital stock of any Lime Entity, or any Right with respect to any Lime Entity, except pursuant to the exercise of Lime Options and the conversion of convertible notes and warrants outstanding as of the date of this Agreement;

(e)          except as set forth on Section 4.4 of Lime’s Disclosure Memorandum, effect any recapitalization, reclassification, equity split or similar change of capitalization;

(f)           except as set forth on Section 4.4 of Lime’s Disclosure Memorandum, sell, license, or otherwise dispose of (i) any shares of capital stock of any Lime Subsidiary or (ii) any material portions of its assets other than in the ordinary course of business;

(g)          except as (A) contemplated by this Agreement, or (B) as may be required by existing employee Contract or written plan, grant any bonus or material increase in compensation or benefits to the employees, officers or directors of any Lime Entity except as made in the ordinary course of business.

(h)         enter into or amend any employment Contract between any Lime Entity and any Person (unless such amendment is required by Law) that such Lime Entity does not have the right to terminate without liability (other than liability for services already rendered), at any time on or after the Effective Time, except (A) in the case of amendments to comply with Section 409A of the Code or (B) as made in the ordinary course of business and after reasonable advance notice to and prior discussion with Parent;

(i)             adopt any new employee benefit plan of any Lime Entity or terminate or withdraw from, or make any material change in or to, any existing Lime Benefit Plan, other than any such change that is required by Law or to maintain continuous benefits at current levels or that, based on advice from counsel, is necessary or advisable to maintain the tax qualified status of any such plan;

(j)            make any change in any Tax or accounting methods, make or change any Tax election, file any amended Tax Return or file for any Tax refund;

(k)         commence any Litigation other than in accordance with past practice, or settle any Litigation involving any liability of any Lime Entity for money damages or restrictions upon the operations of any Lime Entity;

(l)             except in the ordinary course of business consistent with past practice, materially modify or amend or terminate any Lime Contract; or

(m)     make any capital expenditures in excess of $50,000 and other than expenditures necessary to maintain existing assets in good repair or to make payment of necessary Taxes or as disclosed in Section 6.2(m) of Lime’s Disclosure Memorandum.

6.3       Control of the Other Party’s Business.

Prior to the Closing, nothing contained in this Agreement (including, without limitation, Sections 6.1 or 6.2) shall give Parent or Merger Sub directly or indirectly, the right to control or direct the operations of Lime, and nothing contained in this Agreement shall give Lime, directly or indirectly, the right to control or direct the operations of Parent or Merger Sub.  Prior to the Closing, each Party shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over it and its Subsidiaries’ respective operations.

ARTICLE VII
ADDITIONAL AGREEMENTS

7.1       Stockholder Approvals.

(a)         Lime shall use its reasonable best efforts to secure the Requisite Lime Stockholder Approval as expeditiously as possible following the execution of this Agreement, and in any event within twenty-four (24) hours following the execution of this Agreement.  Promptly (but in all events within 48 hours) following the receipt of the Requisite Lime Stockholder Approval, Lime shall deliver to Parent a certificate executed on behalf of Lime by its secretary and certifying that the Requisite Lime Stockholder Approval has been obtained by written consent.  Lime shall also promptly (but in all events within eight (8) Business Days following the date of this Agreement) send, pursuant to Sections 228 and 262(d) of the DGCL, a written notice to all stockholders of Lime that did not execute the Requisite Lime Stockholder Approval informing them that this Agreement was adopted and approved by the stockholders of Lime and that appraisal rights are available for their shares of Lime Common Stock pursuant to Section 262 of the DGCL (which notice shall include a copy of such Section 262), and shall, as soon as practicable, inform Parent of the date on which such notice was sent.

(b)         Neither Lime’s board of directors nor any committee thereof shall, except as permitted by this Agreement: (i) withdraw, qualify or modify, or propose publicly to withdraw, qualify or modify, in each case in a manner adverse to Parent, the Lime Recommendation or (ii) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal (each, an “Adverse Recommendation Change”).  Notwithstanding the foregoing, at any time prior to obtaining the Requisite Lime Stockholder Approval, the board of directors of Lime may make an Adverse Recommendation Change if such board of directors determines in good faith (after consultation with outside legal counsel) that such action is required by its fiduciary duties to the stockholders of Lime under applicable Law, except that no Adverse Recommendation Change may be made in response to a Superior Proposal until after the third Business Day following Parent’s receipt of written notice (a “Notice of Adverse Recommendation”) from Lime advising Parent that the board of directors of Lime or a committee of such board intends to make such an Adverse Recommendation Change and specifying the material terms and conditions of such Superior Proposal (it being understood and agreed that any amendment to the financial terms or any other material term of such Superior Proposal shall require a new Notice of Adverse Recommendation and a new three Business Day period).  In determining whether to make an Adverse Recommendation Change in response to a Superior Proposal, the board of directors of Lime shall take into account any changes to the terms of this Agreement proposed by Parent during such three-day period in response to a Notice of Adverse Recommendation.

(c)          Lime shall provide to Parent (i) prompt notice upon receipt by Lime of any demands for payment of the fair value of shares of Lime Common Stock and any withdrawals of such demands or other instruments related to such demands served pursuant to the DGCL and received by Lime and (ii) the right (but not the obligation) to direct all negotiations and proceedings with respect to such demands under the DGCL.  Lime shall not, except with the prior written consent of Parent, or as otherwise required under the DGCL, voluntarily make, or cause or permit to be made, any payment or offer to make any payment with respect to, or settle or offer to settle, any claim or demand in respect of any Dissenting Shares.

7.2       Other Offers, etc.

(a)         From the date of this Agreement through the first to occur of the Effective Time or termination of this Agreement, Lime shall not, and shall cause its Affiliates and Representatives not to, directly or indirectly (i) solicit or initiate, or knowingly encourage, induce or facilitate, the making, submission, or announcement of any proposal that constitutes an Acquisition Proposal, or (ii) participate in any discussions (except to notify a Third Party of the existence of restrictions provided in this Section 7.2) or negotiations regarding, or disclose or provide any nonpublic information with respect to, or knowingly facilitate any inquiries or the making of any proposal that constitutes an Acquisition Proposal, or (iii) enter into any agreement (including any agreement in principle, letter of intent or understanding, merger agreement, stock purchase agreement, asset purchase agreement, or share exchange agreement, but excluding a confidentiality agreement of the type described below) relating to any Acquisition Transaction; provided, however, that prior to the Requisite Lime Stockholder Approval, this Section 7.2 shall not prohibit a Lime Entity from furnishing nonpublic information regarding any Lime Entity to, or entering into a confidentiality agreement or discussions or negotiations with, any Person in response to a bona fide, unsolicited written Acquisition Proposal submitted by such Person if: (A) the Acquisition Proposal did not result from a breach of this Section 7.2 by any Lime Entity or Representative or Affiliate thereof, (B) Lime’s board of directors shall have determined in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal constitutes or is reasonably likely to result in a Superior Proposal, (C) Lime’s board of directors concludes in good faith, after consultation with its outside counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law to Lime and its stockholders, (D) (1) Lime gives Parent prompt (but in no event later than twenty-four (24) hours) notice (which notice may be oral, and, if oral, shall be subsequently confirmed in writing) (x) of Lime’s receipt of any Acquisition Proposal and (y) of Lime’s furnishing nonpublic information to, or entering into discussions or negotiations with, such Person, and (2) Lime receives from such Person an executed confidentiality agreement containing terms no less favorable to Lime than the terms of the Confidentiality Agreement entered into by Lime and Willdan Group dated as of April 26, 2018, and (E) contemporaneously with or promptly after furnishing any such nonpublic information to such Person, Lime furnishes such nonpublic information to Parent (to the extent such nonpublic information has not been previously furnished by Lime to Parent). In addition to the foregoing, Lime shall keep Parent reasonably informed on a prompt basis of the status and material terms of any such Acquisition Proposal, including any material amendments or proposed amendments as to price and other material terms thereof.

(b)         In addition to the obligations of Lime set forth in this Section 7.2, as promptly as reasonably practicable, Lime shall advise Parent of any request received by Lime for nonpublic information which Lime believes is related to a potential Acquisition Proposal, the material terms and conditions of such request or Acquisition Proposal, and the identity of the Person making any such request or Acquisition Proposal.

(c)          Lime shall, and shall cause its Affiliates, directors, officers, employees, and Representatives to immediately cease any and all existing activities, discussions, or negotiations with any Persons conducted heretofore with respect to any Acquisition Proposal (other than to advise them of the existence of this Agreement) and shall use and cause to be used commercially reasonable efforts to enforce any confidentiality or similar or related agreement relating to any Acquisition Proposal.

7.3       Regulatory Filings.

Parent shall, promptly (and in any event within five (5) Business Days) after the date hereof, make or cause to be made all filings and submissions under any applicable Laws in connection with the consummation of the transactions contemplated herein (which filings and submissions shall seek early termination or the equivalent if available). The Parties acknowledge that initial filings and notices required under the HSR Act were made by each of Parent and Lime on September 7, 2018.  In connection with the consummation of the transactions contemplated herein, Parent shall promptly comply with any additional requests for information, including requests for production of documents and production of witnesses for interviews or depositions by any Governmental Authorities.  Notwithstanding anything herein to the contrary, Parent shall cooperate in good faith with any Governmental Authorities and undertake promptly any and all action required to complete the transactions contemplated by this Agreement expeditiously and lawfully, including (i) selling or otherwise disposing of, or holding separate and agreeing to sell or otherwise dispose of, assets, categories of assets or businesses of Lime or Parent or their respective Subsidiaries; (ii) terminating existing relationships, contractual rights or obligations of Lime or Parent or their respective Subsidiaries; (iii) terminating any venture or other arrangement; (iv) creating any relationship, contractual rights or obligations of Lime or Parent or their respective Subsidiaries; or (v) effectuating any other change or restructuring of Lime or Parent or their respective Subsidiaries (and, in each case, to enter into agreements or stipulate to the entry of an Order or decree or file appropriate applications with any Governmental Authority in connection with any of the foregoing and in the case of Litigation instituted by or with respect to Lime or its businesses or assets, by consenting to such Litigation instituted by Lime provided, that any such Litigation may, at the discretion of Lime, be conditioned upon consummation of the Merger).  Without limiting the generality of the foregoing, if Litigation is threatened or instituted by any Governmental Authority or any other entity challenging the validity or legality or seeking to restrain the consummation of the transactions contemplated by this Agreement, Parent and the Merger Sub shall use their best efforts to avoid, resist, resolve or, if necessary, defend such Litigation and shall afford Lime a reasonable opportunity to participate therein.  Parent shall diligently assist and cooperate with Lime in preparing and filing any and all written communications that are to be submitted to any Governmental Authorities in connection with the transactions contemplated hereby and in obtaining any governmental or Third Party consents, waivers, authorizations or approvals which may be required to be obtained by Lime in connection with the transactions contemplated hereby, which assistance and cooperation shall include: (i) timely furnishing to Lime all information concerning Parent and/or its Affiliates that counsel to Lime reasonably determines is required to be included in such documents or would be helpful in obtaining such required consent, waiver, authorization or approval; (ii) promptly providing Lime with copies of all written communications to or from any Governmental Authority relating to any such required consent, waiver, authorization or approval; provided, that such copies may be redacted as necessary to address legal privilege or confidentiality concerns or to comply with applicable Law; and provided, further, that portions of such copies that are competitively sensitive may be designated as “outside antitrust counsel only”; (iii) keeping Lime reasonably informed of any communication received or given in connection with any proceeding by Parent or the

Merger Sub, in each case regarding the Merger; and (iv) permitting Lime to review and incorporate Lime’s reasonable comments in any communication given by it to any Governmental Authority or in connection with any proceeding related to the HSR Act or other applicable Law, in each case regarding the Merger.  Neither Parent nor the Merger Sub, on one hand, nor Lime, on the other hand, shall initiate, or participate in any meeting or discussion with any Governmental Authority with respect to any filings, applications, investigation, or other inquiry regarding the Merger or filings under the HSR Act or other applicable Law without giving the other Party reasonable prior notice of the meeting or discussion and, to the extent permitted by the relevant Governmental Authority, the opportunity to attend and participate in such meeting or discussion.  Parent shall be responsible for all filing fees under the HSR Act and under any other applicable Laws.  Parent shall not, and shall cause its Affiliates not to, acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any Person or portion thereof, or otherwise acquire or agree to acquire any assets, if the entering into of a definitive agreement relating to or the consummation of such acquisition, merger or consolidation would reasonably be expected to (i) impose any delay in the obtaining of, or increase the risk of not obtaining, any authorizations, consents, orders, declarations or approvals of any Governmental Authority necessary to consummate the transactions contemplated hereby or the expiration or termination of any applicable waiting period, (ii) increase the risk of any Governmental Authority entering an order prohibiting the consummation of the transactions contemplated hereby, (iii) delay the consummation of the transactions contemplated hereby.

7.4       Agreement as to Efforts to Consummate.

Subject to the terms and conditions of this Agreement, each Party agrees to use, and to cause its Subsidiaries to use, its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper, or advisable under applicable Laws to consummate and make effective, as soon as reasonably practicable after the date of this Agreement, the transactions contemplated by this Agreement, including using its reasonable best efforts to lift or rescind any Order adversely affecting its ability to consummate the transactions contemplated herein and to cause to be satisfied the conditions referred to in Article IX; provided, that nothing herein shall preclude any Party from exercising its rights under this Agreement.  If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of Merger Sub and Lime, the officers and directors of the Surviving Corporation and Parent may take such action, so long as such action is not inconsistent with this Agreement.

7.5       Investigation and Confidentiality.

(a)         Prior to the Closing, each Party shall keep the other Party advised of all material developments relevant to its business and the consummation of the Merger and shall permit the other Party to make or cause to be made such investigation of its business and properties (including that of its Subsidiaries) and of their respective financial and legal conditions as the other Party reasonably requests; provided, that such investigation shall be reasonably related to the transactions contemplated hereby and shall not interfere unnecessarily with normal operations.

(b)         Each Party shall, and shall cause its advisors and agents to, maintain the confidentiality of all confidential information furnished to it by the other Party concerning its and its Subsidiaries’ businesses, operations, and financial positions and shall not use such information for any purpose except in furtherance of the transactions contemplated by this Agreement.  If this Agreement is terminated prior to the Closing, each Party shall promptly return or certify the destruction of all documents and copies thereof, and all work papers containing confidential information received from the other Party.

(c)          Lime shall use its commercially reasonable efforts to exercise, and shall not waive any of, its rights under confidentiality agreements entered into with Persons which were considering an Acquisition Proposal with respect to Lime to preserve the confidentiality of the information relating to Lime Entities provided to such Persons and their Affiliates and Representatives.

(d)         Each Party shall give the other Party notice as soon as practicable after any determination by it of any fact or occurrence relating to the other Party which it has discovered through the course of its investigation and which represents, or is reasonably likely to represent, either a material breach of any representation, warranty, covenant, or agreement of the other Party or which has had or is reasonably likely to have a Lime Material Adverse Effect or a Parent Material Adverse Effect, as applicable.

7.6       Public Announcements.

The Parties agree that no public release or announcement concerning this Agreement or the transactions contemplated hereby shall be issued by any Party without the prior Consent of the other Parties (which Consent may not be unreasonably withheld or delayed), except for such release or announcement as may be required by Law or the rules or regulations of an applicable stock exchange, in which case the Party required to make the release or announcement shall use its reasonable best efforts to allow the other Party reasonable time to comment on such release or announcement in advance of such issuance.

7.7       Employee Benefits and Contracts.

(a)         All persons who are employees of Lime Entities immediately prior to the Effective Time and whose employment is not specifically terminated, if any, at or prior to the Effective Time (a “Continuing Employee”) shall, at the Effective Time, become employees of the Surviving Corporation.  Except in respect of those employees of Lime Entities separately provided for as set forth in those certain employment agreements dated as of the date of this Agreement to become effective as of the Effective Time, Parent shall, or shall cause the Surviving Corporation to, honor all Lime employment and change of control agreements existing as of the date of this Agreement that have been disclosed to Parent in Section 7.7(a) of Lime’s Disclosure Memorandum.  All of the other Continuing Employees shall be employed at will, and no contractual right with respect to employment shall inure to such employees because of this Agreement, except as otherwise contemplated by this Agreement.

(b)         Except as provided in the last sentence of this Section 7.7(b), as of the Effective Time, Parent shall make available employer-provided health and other employee welfare benefit plans to each Continuing Employee on the same basis as it provides such coverage to Parent employees except that any pre-existing condition, eligibility waiting period, or other limitations or exclusions otherwise applicable under such plans to new employees shall not apply to a Continuing Employee or their covered dependents who were covered under a similar Lime plan at the Effective Time of the Merger.  In addition, if any such transition occurs during a plan year, Parent shall use commercially reasonable efforts to cause any such successor Parent Employee Benefit Plan providing health coverage to give credit towards satisfaction of any annual deductible limitation and out-of-pocket maximum applied under such successor plan for any deductible, co-payment and other cost-sharing amounts previously paid by a Continuing Employee respecting his or her participation in the corresponding Lime Employee Benefit Plan during that plan year prior to the transition effective date.  Notwithstanding the foregoing, Parent may continue (or cause the Surviving Corporation to continue) Lime’s health and other employee welfare benefit plans for each Continuing Employee as in effect immediately prior to the Effective Time.

(c)          With respect to employee benefit plans of Parent and its Subsidiaries not addressed in Section 7.7(a) or Section 7.7(b) above, Parent and its Subsidiaries shall make such plans available to each Continuing Employee on the same basis as it provides such coverage to Parent employees and shall take into account for purposes of eligibility, participation, vesting and benefit accrual (except that there shall not be any benefit accrual for past service under any qualified defined benefit pension plan) the service of such employees with Lime and its Subsidiaries as if such service were with Parent and its Subsidiaries.  Continuing Employees will retain credit for unused sick leave and vacation pay for unused vacation days for the current year only without carryover of vacation days for prior years, which has been accrued as of the Effective Time.  For purposes of determining the entitlement of Continuing Employees to sick leave and vacation pay following the Effective Time, the service of such employees with Lime shall be treated as if such service were with Parent and its Subsidiaries.

(d)         Parent shall cause the Closing Accrued Compensation to be paid or discharged after the Effective Time as follows:  (i) any and all amounts accrued for bonuses shall be vested compensation as of the Effective Time and shall be paid to the employees to which such accrual relates on or before February 28, 2019, without condition, and (ii) any and all amounts accrued for deferred compensation shall be paid to the employees to which such accrual relates in accordance with each applicable deferred compensation agreement; provided, however, that if any amount of the Closing Accrued Compensation (x) accrued for bonuses is not paid to the applicable employees for any reason on or before February 28, 2019, then the Merger Consideration shall be increased by such amount, which shall be paid to the Participating Securityholders on such date, or (y) accrued for deferred compensation is not paid to the applicable employees for any reason on or before February 1, 2020, then the Merger Consideration shall be increased by such amount, which shall be paid to the Participating Securityholders on such date.  Parent shall provide the Lime Representative and its Representatives reasonable access (including by electronic delivery of documents), during regular business hours, in such a manner as to not unreasonably interfere with the normal operations of Parent or the Surviving Corporation, the applicable books and records of the Surviving Corporation and its Affiliates solely for the purpose of performing audits and reviews with respect to compliance with this Section 7.7(d).

(e)          As of the Effective Time, each Continuing Employee shall be eligible to participate in Parent’s 401(k) plan with full credit for prior service with Lime for purposes of eligibility and vesting, and otherwise subject to applicable eligibility requirements as set forth in the 401(k) plan of Lime in existence as of the date of this Agreement.

(f)           No officer, employee, or other Person (other than the corporate Parties to this Agreement other than the Lime Representative) shall be deemed a Third-Party or other beneficiary of this Section 7.7, and no such Person shall have any right or other entitlement to enforce any provision of this Agreement or seek any remedy in connection with this Agreement (other than in their capacities as Participating Securityholders), except as set forth in Section 7.7.  Nothing in this Section 7.7, express or implied, shall be construed to (i) create a right in any Continuing Employee to employment with Parent, Lime or any of their respective Affiliates, (ii) limit the right of Parent, Lime or any of their respective Affiliates to amend or terminate any employee benefit plan, or (iii) be treated as establishing or amending any employee benefit plan or arrangement of Parent, Lime or any of their respective Affiliates.

7.8       Directors and Officers Indemnification.

(a)         For a period of six years after the Effective Time (or, in the case of Claims that have not been resolved prior to the sixth anniversary of the Effective Time, until such Claims are finally resolved), Parent shall indemnify, defend, and hold harmless the present and former directors and executive officers of Lime Entities (each, an “D&O Indemnitee”) against all liabilities (other than

Losses incurred by such D&O Indemnitees in connection with the indemnification obligations of the Participating Securityholders pursuant to Article VIII) arising out of, resulting from or related to any claim, action, suit, proceeding, investigation or other legal proceeding, whether civil, criminal, administrative or investigative or investigation (each, a “Claim”), in which a D&O Indemnitee is, or is threatened to be made, a party or witness or arising out of the fact that such Person is or was a director or officer of Lime (or, at Lime’s request, of another Person, including as a trustee of or in a similar capacity with respect to, an employee benefit plan, prior to the Effective Time) if such Claim pertains to any matter of fact arising, existing or occurring at or before the Effective Time (including the Merger and the other transactions contemplated hereby), regardless of whether such Claim is asserted or claimed before, or after, the Effective Time, to the extent required by applicable Law or by the certificate of incorporation or bylaws of Lime in effect as of the Effective Time.  Parent shall promptly pay reasonable expenses (including reasonable attorneys’ fees) in advance of the final disposition of any such Claim to each D&O Indemnitee to the fullest extent permitted by applicable Law upon receipt of an undertaking to repay such advance payments if he or she shall be adjudicated to be not entitled to indemnification under this Section 7.8(a).  Parent shall not have any obligation hereunder to any D&O Indemnitee when and if a court of competent jurisdiction shall determine, and such determination shall have become final and non-appealable, that the indemnification of such D&O Indemnitee in the manner contemplated hereby is prohibited by applicable Law.  For a period of six years after the Effective Time and at all times subject to applicable Law, the Parent shall not (and shall not cause or permit the Surviving Corporation or any of the Lime Subsidiaries to) amend or modify in any way adverse to the D&O Indemnitees, or to the beneficiaries thereof, the exculpation and indemnification provisions set forth in the certificate of incorporation or bylaws of Lime in effect as of the Effective Time.

(b)         Prior to the Effective Time, Parent shall purchase an extended reporting period endorsement under Lime Entities’ existing directors’ and officers’ liability insurance coverage (“Lime D&O Policy”) for acts or omissions occurring prior to the Effective Time by such directors and officers currently covered by the Lime D&O Policy which shall maintain such Lime D&O Policy in effect for a period of six (6) years after the Effective Time; provided, that Parent shall not be obligated to make aggregate annual premium payments for such six (6)-year period in respect of such policy which exceed 300% of the annual premium payments on Lime’s current policy in effect as of the date of this Agreement (the “Maximum Amount”).  If the amount of the premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, Parent shall use its reasonable best efforts to maintain the most advantageous policies of directors’ and officers’ liability insurance obtainable for a premium equal to the Maximum Amount.  Prior to the Closing, the Lime Entities shall cause the directors and officers of the Lime Entities to take all reasonable actions required by the insurance carrier necessary to procure such endorsement.

(c)          Any D&O Indemnitee wishing to claim indemnification under paragraph (a) of this Section 7.8, upon learning of any such liability, damages, or Litigation, shall promptly notify Parent thereof in writing (provided, that a failure to timely provide such notice shall not relieve Parent of any indemnification obligation unless, and to the extent that, Parent is materially prejudiced by such failure).  In the event of any such Litigation (whether arising before or after the Closing), (i) Parent shall have the right to assume the defense thereof and Parent shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if Parent elects not to assume such defense or counsel for the Indemnified Parties advises there are substantive issues which raise conflicts of interest between Parent and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and Parent shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided, that Parent shall be obligated pursuant to this paragraph (c) to pay for only one firm of counsel for any D&O Indemnitee in any jurisdiction; (ii) each D&O Indemnitee shall cooperate in good faith in the defense of any such

Litigation; (iii) Parent shall not be liable for any settlement effected without its prior written Consent (which shall not be unreasonably withheld, conditioned or delayed) and (iv) without the prior written Consent of the D&O Indemnitee (which shall not be unreasonably withheld, conditioned or delayed) Parent shall not agree to any settlement which does not provide for a complete and irrevocable release of the D&O Indemnitee.

(d)         Parent covenants and agrees that neither it, nor any successors or assigns, shall consolidate with or merge into any other Person where Parent or any such successor or assign shall not be the continuing or surviving Person of such consolidation or merger or transfer all or substantially all of its assets to any Person, unless, in each case, proper provision shall have been made to ensure that the successors and assigns of Parent shall assume the obligations set forth in this Section 7.8.

(e)          The provisions of this Section 7.8 are intended to be for the benefit of and shall be enforceable by, each D&O Indemnitee and their respective heirs and legal and personal representatives.

7.9       Payoff Letters and Lien Releases.

From the date hereof until the earlier of the termination of this Agreement and the Closing Date, Lime shall use commercially reasonable efforts to deliver to Parent customary payoff letters in connection with the repayment of the indebtedness set forth in Section 7.9 of Lime’s Disclosure Memorandum and to make arrangements for the holders of such indebtedness to deliver, subject to the receipt of the applicable payoff amounts, customary Lien releases to Parent as soon as practicable before the Closing.

7.10                                    Tax Matters.

(a)         All transfer, documentary, sales, use, stamp, registration, value added and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement and the other Transaction Documents (including any real property transfer Tax and any other similar Tax) shall be borne by equally by Parent, on the one hand, and the Participating Securityholders (in accordance with their respective Pro Rata Fraction), on the other hand.  Parent shall timely file any Tax Return or other document with respect to such Taxes or fees (and the Participating Securityholders and Lime Representative shall cooperate with respect thereto), notwithstanding anything in this Agreement to the contrary.

(b)         Parent shall prepare, or cause to be prepared, all Tax Returns required to be filed by any Lime Entity after the Closing Date with respect to the Pre-Closing Tax Period. Any such income Tax Return shall be prepared in a manner consistent with past practice (unless otherwise required by Law) and without a change of any election or any accounting method and shall be submitted by Parent to the Lime Representative (together with supporting schedules, statements and data and, to the extent requested by the Lime Representative, other supporting documentation) at least thirty (30) days prior to the due date (including extensions) of such Tax Return.  Parent will consider in good faith any comments provided by the Lime Representative within twenty (20) days following the receipt of such comments.

(c)          In the case of Taxes that are payable with respect to a Straddle Period, the portion of any such Taxes that are treated as for and properly allocated to the Pre-Closing Tax Period for purposes of this Agreement shall be:

(i)                                     in the case of Taxes (A) based upon, or related to, income, receipts, profits, wages, capital or net worth, (B) imposed in connection with the sale, transfer or assignment of property, or (C) required to be withheld, in each such case, deemed equal to the amount which would be payable if the taxable year ended with the Closing Date; and

(ii)                                  in the case of other Taxes, deemed to be the amount of such Taxes for the entire period multiplied by a fraction the numerator of which is the number of days in the period ending on the Closing Date and the denominator of which is the number of days in the entire period.

(d)         In the event any Tax Return or claim for refund results in a refund of Taxes of any Lime Entity for or attributable to any Pre-Closing Tax Period, Parent shall pay (or cause to be paid) to the Participating Securityholders, in accordance with their respective Pro Rata Fraction, any such refund (net of any Taxes incurred in connection with the receipt of such refund and net of any out-of-pocket expenses incurred by the Parent or any Lime Entity in filing such refund claim).

(e)          Parent, on the one hand, and the Lime Representative, on the other hand, shall provide each other with such cooperation and information as either of them reasonably may request of the other in filing any Tax Return pursuant to this Section 7.10 or in connection with any audit or other proceeding in respect of Taxes of any Lime Entity.  Such cooperation and information shall include providing copies of relevant Tax Returns or portions thereof, together with accompanying schedules, related work papers and documents relating to rulings or other determinations by Tax authorities and providing reasonable access to employees or other service providers involved in the preparation of the Tax Returns in question. Each of Parent and the Lime Representative shall retain all Tax Returns, schedules and work papers, records and other documents in its possession relating to Tax matters of any Lime Entity for any taxable period beginning before the Closing Date until the expiration of the statute of limitations of the taxable periods to which such Tax Returns and other documents relate, without regard to extensions except to the extent notified by the other party in writing of such extensions for the respective Tax periods. Prior to transferring, destroying or discarding any Tax Returns, schedules and work papers, records and other documents in its possession relating to Tax matters of any Lime Entity for any taxable period beginning before the Closing Date, Parent or the Lime Representative (as the case may be) shall provide the other party with reasonable written notice and offer the other party the opportunity to take custody of such materials.

7.11                                    Financing.

(a)         Lime shall provide, and shall use reasonable best efforts to cause the Lime Subsidiaries to provide, and shall use commercially reasonable efforts to cause its and their Representatives to provide, in each case at Parent’s sole cost and expense (other than with respect to Section 7.11(a)(v)(A)), such cooperation as may reasonably be requested by Parent that is customary and necessary in connection with arranging and obtaining the Financing, including (in each case to the extent that the same is reasonably requested):

(i)                                     in the case of the Debt Financing, assisting in preparation for and participation in marketing efforts (including a reasonable number of lender meetings, due diligence and drafting sessions, presentations and sessions with rating agencies);

(ii)                                  providing (A) Lime Financial Statements and (B) in the case of the Debt Financing, such financial information as is customarily delivered by a borrower and necessary for the preparation of a customary confidentiality information memorandum for senior secured term loan financings, as may be reasonably requested in writing by Parent (excluding, for the avoidance of doubt, any additional financial statements not referenced in clause (A) to Parent);

(iii)                               if the Closing has not occurred on or prior to November 15, 2018, furnishing Parent and the Lenders with the unaudited consolidated balance sheet of Lime as at the end of, and related unaudited consolidated statements of operations and cash flows of Lime for, the quarter ended September 30, 2018;

(iv)                              furnishing Parent and, in connection with the Debt Financing, the Lenders with all other financial and other pertinent information regarding the Lime Entities as may be customary for transactions of the type contemplated by the Debt Financing and reasonably requested by Parent or, in connection with the Debt Financing, the Lenders;

(v)                                 executing and delivering the following documents, instruments, certificates or information as may be reasonably requested in connection with the Debt Financing: (A) documents requested by Parent or the Lenders relating to the repayment of existing Indebtedness and the release of related Liens, including customary payoff letters and (to the extent required) evidence that notice of such repayment has been timely delivered to the holders of such Indebtedness; and (B) all documentation and other information required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the Patriot Act;

(vi)                              in the case of the Debt Financing, delivering such officer’s certificates as are customary in financings of such type (including a certificate of the chief financial officer of Lime with respect to solvency matters) and as are, in the good faith determination of the Person(s) executing such certificates, accurate, and such customary agreements, documents or certificates that facilitate the creation, perfection or enforcement of Liens securing the Debt Financing (including original copies of all certificated securities (with transfer powers executed in blank) as may be reasonably requested by Parent or the Lenders, and executing and delivering any customary guaranty, pledge and security documents and otherwise facilitating the pledging of collateral), provided that no such Lien or pledge shall be effective until Closing;

(vii)                           upon Parent’s reasonable request, taking all Lime Entity actions reasonably necessary to permit the consummation of the Debt Financing; and

(viii)                        assisting with the preparation of appropriate and customary materials for offering documents (including prospectuses, private placement memoranda and similar documents) required in connection with the Equity Financing and causing its Representatives (including, without limitation, its attorneys and auditors) to review and comment on any such documents and producing, in the case of its auditors, any consents required as a result of including Lime’s financial statements and other financial data in any such documents.

(b)         Notwithstanding the foregoing: (1) Parent shall ensure that such requested cooperation does not unreasonably interfere with the ongoing business or operations of the Lime Entities (it being understood and agreed that neither any Lime Entity nor any of its Representatives shall be required to take any action that unreasonably interferes with the ongoing business or operations of the Lime Entities); and (2) neither any Lime Entity nor any of its Representatives shall, in connection with the Financing: (A) be required to take any action that would result in a violation of applicable Law or breach of any material contract or arrangement or, except as set forth in clauses (B) and (C) below, subject it to actual or potential liability; (B) have any liability under any Definitive Financing Agreement or any related document or other agreement or document related to the Financing, other than any such liability of the Lime Entities following the Closing or liability for costs or expenses for which the Lime Entities are reimbursed by Parent; (C) be required to incur any other liability in connection with the Financing, other than any other liability incurred by the Lime Entities following the Closing or liability for costs or expenses for which the Lime Entities are reimbursed by Parent; (D) be required to disclose or provide any information the disclosure of which, in the reasonable judgment of Lime supported by outside legal counsel, is restricted by contract, applicable Law or order of any Governmental Authority, is subject to attorney-client privilege, or would result in the disclosure of any trade secrets of third parties or violate any obligation of the Lime Entities with respect to confidentiality; or (E) be required to make or assist Willdan Group in making any projections in any offering document used in the Equity Financing.

(c)          Parent shall, promptly upon request by Lime, reimburse Lime, its Subsidiaries and/or their respective Representatives for all reasonable and documented out-of-pocket fees, costs and expenses, including all reasonable and documented out-of-pocket fees and expenses of outside counsel and other advisors, incurred by Lime, its Subsidiaries or such Representative in connection with the cooperation contemplated by Section 7.11(a) up to an aggregate amount of $200,000; provided that such reimbursement obligations shall not apply to Section 7.11(a)(v)(A).  Parent shall indemnify and hold harmless Lime, its Subsidiaries and their respective Representatives (collectively, the “Financing Indemnitees”) against any and all Losses (including advancing reasonably attorneys’ fees and expenses in advance of the final disposition of any Litigation) directly or indirectly suffered or incurred by the Financing Indemnitees in connection with the Financing, including any information provided in connection therewith (other than information provided by Lime, its Subsidiaries and/or their respective Representatives expressly for use in connection therewith (excluding for this purpose any projections or forward looking statements provided by Lime, its Subsidiaries and/or their respective Representatives)  but only to the extent of such Losses directly arising from such information provided by Lime, its Subsidiaries and/or their respective Representatives) or the cooperation by Lime with respect thereto, in each case, other than to the extent arising out of Lime’s, its Subsidiaries’ or any of their respective Representative’s gross negligence, bad faith or willful misconduct.  This Section 7.11(c) shall survive the consummation of the transactions contemplated by this Agreement and the Closing and any termination of this Agreement, and is intended to benefit, and may be enforced by, the Financing Indemnitees and their respective heirs, executors, estates, personal representatives, successors and assigns, and shall be binding on all successors and permitted assigns of Parent.

(d)         Lime consents to the reasonable use of its and its Subsidiaries’ logos in connection with the Financing; provided, however, that such logos shall be used solely in a manner that is not intended or reasonably likely to harm, disparage or otherwise adversely affect Lime or any of its Subsidiaries.

(e)          Other than the obligations to cooperate expressly set forth in this Section 7.11, no Lime Entity has any responsibility in relation to any financing that Parent may seek or obtain in connection with the transactions contemplated by this Agreement.

(f)           Prior to the Closing, each of Parent and the Merger Sub shall use its reasonable best efforts to take, or cause to be taken, and shall use its reasonable best efforts to cause Willdan Group, its Affiliates and its and their respective Representatives to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and obtain the Debt Financing on the terms and conditions described in the Debt Commitment Letter (including with respect to the exercise of any flex provisions), including using reasonable best efforts to (i) maintain in effect the Debt Commitment Letter, (ii) negotiate and enter into definitive agreements with respect thereto (the “Definitive Financing Agreements”) on the terms and conditions contemplated by the Debt Commitment Letter (including any “flex” provisions), and (iii) satisfy on a timely basis (or obtain a waiver of) all conditions to funding that are applicable to (and within the control of ) Parent, Willdan Group and the Merger Sub in order for Parent and Willdan Group to obtain the Debt Financing set forth in the Debt Commitment Letter, and the Definitive Financing Agreements.  If all conditions to the Debt Commitment Letter have been satisfied or are capable of being satisfied (other than conditions that, by their nature, are to be satisfied at the Closing), Parent shall use its reasonable best efforts to cause, and shall use its reasonable best efforts to cause Willdan Group, its Affiliates and its and their Representatives to take, or cause to be taken, the financing sources under the Debt Commitment Letter to fund on the Closing Date the Debt Financing required to consummate the Merger taking into account cash on hand and other sources of funds available to the Parent and Willdan Group.

(g)          Parent and the Merger Sub shall give Lime and the Lime Representative prompt written notice of (i) of any amendment, replacement, supplement or other modification or substitution of the Debt Commitment Letter or any related Fee Letters (together with a copy of such amendment but subject to redaction in a customary manner in the case of any Fee Letter), (ii) any breach or threatened breach (or any event or circumstance that, with or without notice, lapse of time or both, would reasonably be expected to give rise to any breach) of the Debt Commitment Letter of which Parent, Willdan Group or the Merger Sub becomes aware, (iii) the receipt by Parent, Willdan Group or Merger Sub, on or prior to the Closing Date, of any notice or other communication (whether oral or in writing) from any financing source with respect to any breach, default, termination or repudiation by any party to the Debt Commitment Letter or any Definitive Financing Agreement, (iv) any material dispute or disagreement between or among any parties to the Debt Commitment Letter of which Parent, Willdan Group or the Merger Sub become aware, and (v) any action or event of which Parent, Willdan Group or the Merger Sub become aware that could reasonably be expected to result in all or a portion of the Debt Financing becoming unavailable in the manner or from the sources contemplated in the Debt Commitment Letter other than, for avoidance of doubt, any reduction equal to, and as a result of, the issuance of additional equity after the date hereof by Parent or Willdan Group, or the failure of all or any portion of the Equity Financing to occur.  If any portion of the Debt Financing becomes unavailable in the manner or from the sources contemplated in the Debt Commitment Letter (other than, for avoidance of doubt, any reduction equal to, and as a result of, the issuance of additional equity after the date hereof by Parent or Willdan Group), Parent shall, as promptly as practicable, use its reasonable best efforts to arrange to obtain alternative financing (from the same or alternative sources and on terms and conditions not less favorable to Lime in the aggregate than the terms and conditions in the Debt Commitment Letter) in an amount sufficient to consummate the transactions contemplated by this Agreement and on terms and conditions that comply with Section 7.11(h) as soon as reasonably practicable following the occurrence of such event.  Parent and the Merger Sub shall, and shall use their reasonable best efforts to cause Willdan Group and their respective Representatives to, promptly furnish any information reasonably requested by Lime or Lime Representatives relating to the Debt Financing, including with respect to the matters contemplated pursuant to this Section 7.11, and, upon request, otherwise keep Lime and the Lime Representatives reasonably informed of the status of its efforts to arrange the Debt Financing, including any alternative financing as contemplated in this Section 7.11.

(h)         Notwithstanding anything contained in this Section 7.11 or in any other provision of this Agreement, each of Willdan Group, Parent and the Merger Sub shall have the right from time to time to amend, restate, replace, supplement or otherwise modify, the Debt Commitment Letter and/or substitute other debt financing for all or any portion of the Debt Financing from the same and/or alternative financing sources; provided, that any such amendment, restatement, replacement, supplement or other modification to or waiver of any provision of the Debt Commitment Letter that amends the Debt Financing and/or substitution of all or any portion of the Debt Financing shall not, without the prior written consent of Lime (which shall not be unreasonably withheld, conditioned or delayed), (i) reduce the aggregate amount of the Debt Financing (including by changing the amount of fees to be paid or original issue discount of the Debt Financing) other than, for avoidance of doubt, any reduction equal to and as a result of, the issuance of additional equity by Parent or Willdan Group after date hereof, (ii) impose new or additional material conditions or contingencies or otherwise expand, amend or modify in any material respect any of the conditions or contingencies to the Debt Financing, or (iii) be reasonably likely to (x) prevent or materially delay or impair the ability of Parent and the

Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement or (y) adversely impact in any material respect the ability of Willdan Group, Parent or the Merger Sub to enforce its rights against the other parties to the Debt Commitment Letter; provided, that Willdan Group, Parent and the Merger Sub may replace, amend, supplement or modify the Debt Commitment Letter for the purpose of adding agents, coagents, lenders, arrangers, joint bookrunners or other Persons that have not executed the Debt Commitment Letter as of the date hereof, in each case in accordance with the Debt Commitment Letter as of the date hereof so long as such replacement, amendment, supplement or modification is otherwise in compliance with this Section 7.11(h).  Parent shall not, and shall use reasonable best efforts to cause Willdan Group to not, release or consent to the termination of the obligations of the Lenders and other Persons under the Debt Commitment Letter except for (x) assignments and replacements of an individual lender under the terms of, and in connection with, the syndication of the Debt Financing under the Debt Commitment Letter, or (y) replacements of the Debt Commitment Letter with alternative financing commitments pursuant to this Section 7.11.  If the Debt Commitment Letter is replaced, amended, supplemented or modified, including as a result of obtaining alternative financing in accordance with this Section 7.11, or if Willdan Group, Parent or the Merger Sub substitute other debt financing for all or any portion of the Debt Financing in accordance with this Section 7.11, each of Parent and the Merger Sub shall comply, and shall use reasonable best efforts to cause Willdan Group to comply, with its obligations in this Agreement, including this Section 7.11, with respect to the Debt Commitment Letter as so replaced, amended, supplemented or modified to the same extent that Willdan Group, Parent and the Merger Sub were obligated to comply prior to the Debt Commitment Letter be replaced, amended, supplemented or modified.

(i)             For purposes of this Agreement (other than with respect to representations made by Parent and the Merger Sub as of the date hereof), references to (i) “Debt Financing” shall include the financing contemplated by the Debt Commitment Letter as permitted to be amended, modified, supplemented, restated, replaced or substituted by Section 7.11(h), (ii) “Debt Commitment Letter” shall also include any fee letters or engagement letters (each of which has been provided to Lime prior to the date hereof) and any amendment, modification, restatement, supplement and replacement or substitution permitted by Section 7.11(h) and (iii) “financing sources” shall include lenders and other financing sources providing the Debt Financing pursuant to any amendment, modification, restatement, supplement and replacement permitted by Section 7.11(h).

(j)            Promptly after the date of this Agreement, Willdan Group will use its reasonable best efforts to complete the Debt Financing in amounts as shall be necessary, together with any proceeds from the Equity Financing, to provide to Parent at the Closing the financial resources necessary to perform its obligations under this Agreement and the Transaction Documents (including all payments to be made by it hereunder) at the Closing.  Prior to the Closing, Parent shall give Lime and its Representatives a reasonable opportunity to comment on any filings with the United States Securities and Exchange Commission that reference Lime, the Merger or any of the transactions contemplated hereby.

7.12                                    R&W Insurance Policy.

Parent (or one or more of its Affiliates) at its sole expense has entered into the representation and warranty insurance policies attached hereto as Exhibit E (the “R&W Insurance Policy”).  The cost of the premium together with all taxes and application, underwriting or similar or other fees or expenses in connection with obtaining and maintaining the R&W Insurance Policy, including those to bind the policy, shall be paid by Parent.  Parent shall not (and shall cause its Affiliates to not) amend, modify, terminate or waive any provision concerning the rights of subrogation contained in any R&W Insurance Policy or any other provision thereof in a manner materially adverse to the Participating Securityholders without the prior written consent of the Lime Representative.  In accordance with Article VIII, with respect to any claim for indemnification under this Agreement for which coverage is available under the R&W Insurance Policy, Parent shall pursue coverage for such claim under such R&W Insurance Policy; provided, that if any claim is refused under such R&W Insurance Policy due to the Fraud of the Lime Entities, Parent may pursue such claim against the Participating Securityholders in accordance with Article VIII; provided, further, that Parent may pursue claims against the Indemnity Escrow Amount, in accordance with Article VIII, with respect to any deductible payable under the R&W Insurance Policy.

7.13                                    General Release by Participating Securityholders.

(a)         By their adoption and approval of this Agreement, as well, in certain cases, through separate instruments (including letters of transmittal), and the consummation of the Merger or participating in the Merger and receiving the benefits thereof, including the right to receive the Merger Consideration, each Participating Securityholder agrees to the provisions set forth in this Section 7.13.

(b)         Effective as of the Effective Time, each Participating Securityholder, on behalf of himself, herself or itself and each of his, her or its past, present and future Affiliates, firms, corporations, limited liability companies, partnerships, trusts, associations, organizations, Representatives, investors, stockholders, members, partners, trustees, principals, consultants, contractors, family members, heirs, executors, administrators, predecessors, successors and assigns (each, a “Releasing Party” and, collectively, the “Releasing Parties”), absolutely, unconditionally and irrevocably releases, acquits and forever discharges the Lime Entities, their former, present and future Affiliates, parent and subsidiary companies, joint ventures, predecessors, successors and assigns (including Parent, the Surviving Corporation and their respective Affiliates), and their respective former, present and future Representatives, investors, stockholders, members, partners, insurers and indemnitees (collectively the “Released Parties”), of and from any and all manner of action or inaction, cause or causes of action, Litigation, Liens, contracts, promises, liabilities or damages (whether for compensatory, special, incidental or punitive damages, equitable relief or otherwise) of any kind or nature whatsoever, past, present or future, at law, in equity or otherwise (including with respect to conduct which is negligent, grossly negligent, willful, intentional, with or without malice, or a breach of any duty, Law or rule), whether known or unknown, whether fixed or contingent, whether concealed or hidden, whether disclosed or undisclosed, whether liquidated or unliquidated, whether foreseeable or unforeseeable, whether anticipated or unanticipated, whether suspected or unsuspected, which such Releasing Parties, or any of them, ever have had or ever in the future may have against the Released Parties, or any of them, and which are based on acts, events or omissions occurring up to and including the Effective Time (the “Released Claims”); provided, however, that solely with respect to Parent and its Affiliates (excluding the Lime Entities) and their respective former, present and future Representatives, investors, stockholders, members, partners, insurers and indemnitees, the foregoing release shall apply solely to those Released Claims arising in such Participating Securityholder’s capacity as a holder of Lime Stock or Lime Options, and additionally in the case of Bison, arising in Bison’s capacity as a lender to Lime, and not in any other capacity; provided further that the foregoing release shall not release, impair or diminish, and the term “Released Claims” shall not include, in any respect any rights of: (i) the Participating Securityholders in connection with this Agreement or any other Transaction Document; (ii) the Releasing Parties to indemnification, reimbursement or advancement of expenses under the provisions of the organizational documents of the Lime Entities (or any directors’ and officers’ liability insurance policy maintained by the Lime Entities in respect of the same); provided that such rights to indemnification, reimbursement or advancement of expenses do not relate to Losses incurred by such Releasing Parties in connection with the indemnification obligations of the Participating Securityholders set forth in Section 8.1 of this Agreement; or (iii) the Releasing Parties to accrued and unpaid salary and benefits for any period prior to the Closing or any vested rights under any profit sharing, 401(k), vacation, paid time off, health, vision, dental or any other or similar plan or arrangement of Lime.  For the purpose of implementing a full and complete release and discharge of the Released Parties, each Participating Securityholder, on behalf of himself, herself or itself and each Releasing Party, expressly acknowledges (a) that the foregoing release is intended to include in its effect all claims which such Participating Securityholder or any Releasing Party does not know or suspect to exist in his, her or its favor against any of the Released Parties (including unknown and contingent claims), (b) that the foregoing release expressly contemplates the extinguishment of all such claims (except to the extent expressly set forth herein), (c) that the laws of many states provide substantially the following: “A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR;” (d) acknowledges that such provisions are designed to protect a party from waiving claims which it does not know exist or may exist, (e) nonetheless agrees that, effective as of the Effective Time, such Participating Securityholder and each Releasing Party shall be deemed to waive any such provision, and (f) that no Participating Securityholder or Releasing Party, and no controlled Affiliate of any of them, shall (i) institute a mediation, arbitration, lawsuit or other legal proceeding based upon, arising out of, or relating to any of the Released Claims, (ii) participate, assist, or cooperate in any such proceeding, or (iii) encourage, assist or solicit any Third Party to institute any such proceeding.

ARTICLE VIII
INDEMNITY

8.1       Indemnification by Participating Securityholders.

Subject to the limits and other terms and conditions of this Article VIII, from and after the Closing, each Participating Securityholder, severally but not jointly, shall indemnify and hold Parent and its Affiliates (including, from and after the Closing, the Lime Entities) and each of their respective officers, directors, shareholders, managers, members, employees, successors and permitted assigns (each a “Parent Indemnitee” and collectively, the “Parent Indemnitees”) harmless against and in respect of such Participating Securityholder’s Pro Rata Fraction of Losses, which such Parent Indemnitee has suffered, incurred or become subject to arising out of, based upon or otherwise in respect of:

(a)         any inaccuracy in or breach of any representation or warranty made in Sections 4.1, 4.2(a), 4.3, 4.4, 4.8 and 4.18 (collectively, the “Fundamental and Tax Reps”);

(b)         any inaccuracy in or breach of any representation or warranty other than a Fundamental and Tax Rep, made in Article IV;

(c)          all Taxes which are unpaid or have not been accrued by one or more of the Lime Entities as of or prior to the Closing Date (A) owed by any Lime Entity for and properly allocable to any Pre-Closing Tax Period, (B) owed by any member of an affiliated, consolidated, combined or unitary group of which any Lime Entity (or any predecessor of any Lime Entity) is or was a member on or prior to the Closing Date as a result of liability arising under Treasury Regulation Section 1.1502-6 or any comparable provisions of foreign, state or local Law which is properly allocable to the Pre-Closing Tax Period, and (C) owed by any Person imposed on any Lime Entity arising under the principles of transferee or successor liability or by contract, arising as a result of an event or transaction occurring before the Closing which is properly allocable to the Pre-Closing Tax Period.  For purposes of this Agreement, the amount of any Tax based on or measured by income or receipts of any Lime Entity that is allocable to the portion of a Straddle Period ending on the Closing Date shall be determined based on an interim closing of the books as of the close of business on the Closing Date (and for such purpose, the Tax period of any partnership or other pass-through entity in which Lime holds a beneficial interest shall be deemed to terminate at such time) and the amount of any other Tax of any Lime Entity that is allocable to the portion of a Straddle Period ending on the Closing Date shall be deemed to be the amount of such Tax for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days in the portion of the Straddle Period that is deemed to end on the Closing Date and the denominator of which is the total number of days in the entire Straddle Period; and

(d)         any breach or non-fulfillment of any covenant or obligation of Lime, prior to the Closing, or the Lime Representative, under this Agreement.

8.2       Indemnification by Parent.

Subject to the limits and other terms and conditions of this Article VIII, from and after the Closing, Parent shall indemnify and hold the Participating Securityholders and their respective Affiliates, and each of their respective officers, directors, shareholders, managers, members, trustees, employees, successors and permitted assigns (each a “Lime Indemnitee”) harmless against and in respect of any and all Losses which such Lime Indemnitee has suffered, incurred or become subject to arising out of, based upon or otherwise in respect of:

(a)         any inaccuracy in or breach of any representation or warranty made in Article V; and

(b)         any breach or non-fulfillment of any covenant or obligation of Parent or, after the Closing, Lime Entity, under this Agreement.

8.3       Inter-Party Claims.

In order for a Parent Indemnitee or a Lime Indemnitee (each, an “Indemnified Party”) to be entitled to any indemnification pursuant to this Article VIII, the Indemnified Party shall notify the other Party or Parties from whom such indemnification is sought (the “Indemnifying Party”) (or in the case the Indemnifying Party is a Participating Securityholder, the Lime Representative) in writing reasonably promptly after the occurrence of the event giving rise to such Indemnified Party’s claim for indemnification, specifying in reasonable detail the basis of such claim and estimated amount of Losses (an “Inter-Party Claim”); provided, however, that failure to give such notification shall not affect the indemnification provided under this Agreement, except to the extent the Indemnifying Party shall have been actually prejudiced as a result of such failure, or the indemnification obligations of the Indemnifying Party are materially increased as a result of such failure. Thereafter, the Indemnified Party shall give the Indemnifying Party reasonable access during normal business hours to the books, records and assets of the Indemnified Party which evidence or support such claim or the act, omission or occurrence giving rise to such Inter-Party Claim and the right, upon prior notice during normal business hours, to interview at a mutually convenient time any employee or Representative of the Indemnified Party and its Affiliates related to the act, omission or occurrence giving rise to such Inter-Party Claim (provided that such right of access shall be subject to the Confidentiality Proviso). If the Indemnifying Party disputes its liability with respect to any such claim, the Indemnifying Party and the Indemnified Party shall proceed to negotiate a resolution of such dispute and, if not resolved through negotiations, such dispute shall be resolved in accordance with the terms of this Agreement.

8.4       Third Party Claims.

(a)         In order for an Indemnified Party to be entitled to any indemnification provided for under this Agreement in respect of, arising out of or involving a claim made by any Person (other than by an Indemnified Party, which claims are addressed in Section 8.3) against the Indemnified Party (a “Third Party Claim”), such Indemnified Party must notify the Indemnifying Party (or in the case the Indemnifying Party is a Participating Securityholder, the Lime Representative) in writing of the Third Party Claim (which notice shall specify in reasonable detail the events giving rise to such Third Party

Claim and the basis of claiming indemnification hereunder and shall be accompanied by all relevant notices and documents (including court papers) received by the Indemnified Party as of the date thereof) promptly after receipt by such Indemnified Party of notice of the Third Party Claim; provided, however, that failure to give such notification shall not affect the indemnification provided under this Agreement, except to the extent the Indemnifying Party shall have been actually prejudiced as a result of such failure or the indemnification obligations are materially increased as a result of such failure. Thereafter, the Indemnified Party shall deliver to the Indemnifying Party, promptly (but in any event within five (5) days) following the Indemnified Party’s receipt thereof, copies of all notices and documents (including court papers) received by the Indemnified Party relating to the Third Party Claim.

(b)         The Indemnified Party shall assume, with the Indemnifying Party being liable for the actual and reasonable costs and expenses (which costs and expenses shall constitute Losses for purposes of this Agreement) of one outside counsel and any local counsel reasonably necessary to defend any such Third Party Claim (but not any costs and expenses allocated to any internal counsel) employed by the Indemnified Party for any period during which the Indemnifying Party has not assumed the defense of such Third Party Claim (other than during any period in which the Indemnified Party shall have failed to give notice of the Third Party Claim as provided above), the defense against such Third Party Claim and shall negotiate or handle such Third Party Claim as necessary; provided, that the Indemnified Party shall allow the Indemnifying Party a reasonable opportunity to participate in the defense of such Third Party Claim at the costs of such Indemnifying Party.  The Indemnified Party shall not admit any liability with respect to, settle, compromise or discharge, any Third Party Claim without the Indemnifying Party’s prior written consent, which consent shall not be unreasonably withheld.

(c)          The Indemnifying Party may also assume the defense of any Third Party Claim (subject to the limitations set forth below) with counsel selected by the Indemnifying Party; provided, that if any Participating Securityholder is the Indemnifying Party and defends against, negotiates, settles or otherwise handles such Third Party Claim in accordance with this Article VIII, the reasonable attorney’s fees and other Losses incurred and paid by the Indemnifying Party in the defense, negotiation, settlement or other handling of such Third Party Claim shall reduce (by the amount thereof) the amount recoverable from the Indemnity Escrow Account by the Indemnified Party. Subject to the foregoing, if the Indemnifying Party assumes the defense of a Third Party Claim, the Indemnifying Party shall not be liable to the Indemnified Party for any legal or other expenses subsequently incurred by the Indemnified Party in connection with such defense.  If the Indemnifying Party assumes such defense, the Indemnified Party shall have the right to participate in such defense and to employ counsel, at its own expense, separate from the counsel employed by the Indemnifying Party, it being understood and agreed that the Indemnifying Party shall control such defense.

(d)         If the Indemnifying Party chooses to defend or prosecute a Third Party Claim, all the Indemnified Parties shall reasonably cooperate in the defense or prosecution of such Third Party Claim. Such cooperation shall include the retention and (upon the Indemnifying Party’s request) the access to and the provision to the Indemnifying Party of records and information that are reasonably relevant to such Third Party Claim, and making employees and Representatives available on a mutually convenient basis during normal business hours to provide additional information and explanation of any material provided under this Agreement (provided that such right of access shall be subject to the Confidentiality Proviso).  If the Indemnifying Party assumes the defense of a Third Party Claim pursuant to the terms of this Agreement, the Indemnifying Party shall not admit any liability with respect to, settle, compromise or discharge, any Third Party Claim without the Indemnified Party’s prior written consent, which consent shall not be unreasonably withheld; provided, however, that the Indemnified Party shall agree to any settlement, compromise or discharge of a Third Party Claim that the Indemnifying Party may reasonably recommend and that by its terms (a) obligates the Indemnifying Party to pay the full amount of Losses in connection with such Third Party Claim and (b) releases the Indemnified Party and its Affiliates completely in connection with such Third Party Claim.

(e)          Notwithstanding the foregoing, the Indemnifying Party shall not have the right to assume control of the defense of a Third Party Claim made under this Section 8.4 with respect to which any Participating Securityholder is the Indemnifying Party if (i) such Third Party Claim is made after the date that is fifteen (15) months after the Closing Date (the “Indemnification Period”), unless the survival period applicable to such Third Party Claim has not yet expired in accordance with Section 8.5 or an Indemnified Party otherwise seeks indemnification hereunder with respect to such Third Party Claim, or (ii) Losses in connection with such Third Party Claim are reasonably estimated to exceed the amount for which the Indemnifying Party is obligated to indemnify the Indemnified Party with respect to such Third Party Claim in accordance with this Article VIII.

8.5       Survival.

The respective representations, warranties, covenants and agreements of the Parties contained in this Agreement which survive the Closing in accordance with Section 10.4, and the rights of the Parties to seek indemnification with respect thereto in accordance with this Article VIII, shall survive the Closing as follows: (i) claims for breach of representations and warranties pursuant to Section 8.1(b) (other than in respect of Fraud), and the rights of the Parent Indemnitees to seek indemnification with respect thereto, shall survive until and shall expire on the last day of the Indemnification Period, (ii) claims for Fraud, claims for breach of Fundamental and Tax Reps pursuant to Section 8.1(a) and claims under Sections 8.1(c) and 8.1(d) shall each survive for the duration of the later of (A) the applicable statute of limitation for breaches of contract and (B) the applicable statute of limitation for Third Party Claims relating to the applicable indemnity, in each case plus sixty (60) days thereafter, and (iii) in the case of any covenant or agreement of the Parties that, by its terms, requires performance after the Closing, shall survive the Closing in accordance with its terms only for such period as is required for the respective Party to perform under such covenant or agreement.  The indemnification obligations under this Article VIII with respect to any inaccuracy or breach of any representation and warranty shall terminate when the survival of the applicable representation and warranty terminates pursuant to this Section 8.5; provided, however, that if a written notice shall have been duly given pursuant to Sections 8.3 or 8.4, as applicable, with respect to a claim for the inaccuracy or breach of any representation and warranty prior to the termination of the applicable survival period, such claim with respect to such representation and warranty shall survive and continue until such claim is finally resolved pursuant to Sections 8.3 or 8.4, as applicable.

8.6       Certain Limitations on Indemnification.

(a)         Notwithstanding anything to the contrary in this Agreement, the (A) amount of Losses (except for Losses based upon Fraud) that may be recovered by the Parent Indemnitees from the Participating Securityholders pursuant to any and all claims for indemnification made under Section 8.1(b) shall be limited, individually and in the aggregate, on a cumulative basis, to an amount equal to the Indemnity Escrow Amount (the “R&W Cap”), (B) amount of all Losses that may be recovered by the Parent Indemnitees pursuant to any and all claims pursuant to this Article VIII (including pursuant to Sections 8.1(a), 8.1(b), 8.1(c) and 8.1(d) and claims for Fraud) shall be limited, individually and in the aggregate, on a cumulative basis, to the Merger Consideration, and (C) maximum aggregate liability of each Participating Securityholder for any and all Losses pursuant to this Article VIII on a cumulative basis shall be an amount equal to the portion of the Merger Consideration actually received by such Participating Securityholder.  Nothing in this Section 8.6 shall be deemed to limit any rights of the Parent Indemnitees as against any insurer under the R&W Insurance Policy.  All claims for indemnification made under this Agreement by the Parent Indemnitees shall first be sought and satisfied from the Indemnity Escrow Amount; provided that any amounts recovered by the Parent Indemnitees pursuant to a claim for indemnification made other than under Section 8.1(b) shall not be counted towards the R&W Cap.

(b)         Subject to the other limitations in this Article VIII, the Parent Indemnitees’ exclusive recourse for Losses (except for Losses based upon Fraud) pursuant to Section 8.1(b) shall be (i) first, to funds in the Indemnity Escrow Account then available and (ii) second, after the funds in the Indemnity Escrow Account have been exhausted or are no longer available, to the R&W Insurance Policy.

(c)          Subject to the other limitations in this Article VIII, the Parent Indemnitees’ recourse for Losses pursuant to Sections 8.1(a), 8.1(c) and 8.1(d) shall be (i) first, to the funds in the Indemnity Escrow Account then available and (ii) second, after the funds in the Indemnity Escrow Account have been exhausted or are no longer available, directly against the Participating Securityholders; provided, however, that Parent Indemnities shall be entitled to indemnification directly from the Participating Securityholders only to the extent the amount of the Losses remaining after taking into account clause (i) above exceed the coverage limits of the R&W Insurance Policy.

(d)         Notwithstanding anything to the contrary in this Agreement other than the limitations and exclusive remedies set forth in Section 11.15, the amount of Losses (except for Losses based upon Fraud) that may be recovered by the Lime Indemnitees pursuant to any and all claims for indemnification made under Section 8.2 shall be limited, individually and in the aggregate, on a cumulative basis, to an amount equal to the Merger Consideration.

(e)          Notwithstanding anything to the contrary in this Agreement, if Losses are to be recovered directly from the Participating Securityholders under Section 7.10 or this Article VIII, then the Parent Indemnitees shall be entitled (and required), subject to the limitations of this Article VIII, to recover Losses directly from each Participating Securityholder, severally and not jointly, as follows:

(i)                                     first, from each Participating Securityholder, up to such Participating Securityholder’s Pro Rata Fraction of such amount of Losses as would cause the Preferred Net Merger Consideration to be reduced to, in the aggregate, the aggregate Minimum Preference Amount (such Losses, the “Tier 1 Excess Losses”);

(ii)                                  next, from each Participating Securityholder other than the Participating Securityholder who was a holder of outstanding shares of Lime Preferred Stock immediately prior to the Effective Time (in its capacity as such, the “Lime Preferred Holder”), such Participating Securityholder’s Pro Rata Fraction (as adjusted to exclude the aggregate Merger Consideration paid in respect of the Lime Preferred Stock) of such amount of Losses in excess of the Tier 1 Excess Losses that would cause the aggregate Merger Consideration paid to the Participating Securityholders (other than the Lime Preferred Holder) to be reduced to $0 (such Losses, the “Tier 2 Excess Losses”); and

(iii)                               thereafter, from the Lime Preferred Holder, such Losses in excess of the Tier 2 Excess Losses.

For avoidance of doubt, this Section 8.6(e) shall not limit the amount of Losses recoverable against the Lime Preferred Holder in respect of any outstanding shares of Lime Common Stock held by the Lime Preferred Holder immediately prior to the Effective Time.

8.7       Certain Other Restrictions on Indemnification.

(a)         Notwithstanding anything in this Agreement to the contrary, no Parent Indemnitee shall have any right to indemnification under this Agreement with respect to any Losses to the extent (and only to the extent) such Losses are duplicative of Losses that have previously been recovered hereunder (including, without limitation, under any R&W Insurance Policy).

(b)         Notwithstanding anything in this Agreement to the contrary, to the extent that a Loss for which the Parent Indemnitees would otherwise be entitled to indemnification pursuant to Section 8.1 consists of or includes a liability that is included in, pursuant to Section 3.6, the Tangible Net Asset Value, Closing Indebtedness, Transaction Expenses and/or Closing Accrued Compensation, then the calculation of such Loss in respect of such matter shall be reduced by the amount of such liability included in the Tangible Net Asset Value.

(c)          Notwithstanding anything in this Agreement to the contrary, the Parent Indemnitees shall not be entitled to indemnification pursuant to Section 8.1(b):

(i)                                     unless and until the aggregate amount of all Losses of the Parent Indemnitees indemnifiable pursuant to Section 8.1(b) exceeds the Threshold, in which case the Parent Indemnitees may make claims for indemnification pursuant to Section 8.1(b) against the Indemnity Escrow Amount only for those Losses in excess of the Threshold; or

(ii)                                  in excess of, in the cumulative aggregate, the Indemnity Escrow Amount (except for Losses based upon Fraud).

Upon payment in full of any Inter-Party Claim pursuant to Section 8.3 or the payment of any judgment with respect to a Third Party Claim pursuant to Section 8.4, the Indemnifying Party shall be subrogated to the extent of such payment to the rights of the Indemnified Party against any Person with respect to the subject matter of such Inter-Party Claim or Third Party Claim, unless (i) the counterparty to the Third Party Claim or Inter-Party Claim is one of the twenty (20) largest customers (based upon the dollar amount of total sales in the then most recently completed fiscal year) or one of the twenty (20) largest suppliers (based upon the dollar amount of total purchases in the then most recently completed fiscal year) of the Indemnified Party (other than any insurance company that has issued an insurance policy that is applicable to such Third Party Claim or Inter-Party Claim) or (ii) the counterparty to the Third Party Claim is a Governmental Authority.  The Indemnified Parties shall assign or otherwise reasonably cooperate with the Indemnifying Parties, at the cost and expense of the Indemnified Parties, to pursue any claims against, or otherwise recover amounts from, any Person liable or responsible for any Losses for which indemnification has been received pursuant to this Agreement, unless (x) such Person is one of the twenty (20) largest customers (based upon the dollar amount of total sales in the then most recently completed fiscal year) or one of the twenty (20) largest suppliers (based upon the dollar amount of total purchases in the then most recently completed fiscal year) of the Indemnified Party (other than any insurance company that has issued an insurance policy that is applicable to such claim) or (y) such Person is a Governmental Authority.  Notwithstanding anything to the contrary in this Agreement and subject to rights a Participating Securityholder may have under the Lime D&O Policy, if any Participating Securityholder is the Indemnifying Party, such Participating Securityholder shall not make any claim for contribution from any Lime Entity or any of their respective officers, directors, managers or employees with respect to any indemnity claims arising under or in connection with this Agreement to the extent that any Indemnified Party is entitled to indemnification hereunder for such claim, and each Participating Securityholder waives any such right of contribution from any Lime Entity or any of its respective officers, directors, managers or employees it has or may have in the future.

(d)         If and to the extent (a) an Indemnified Party or its Affiliates recognizes any net Indemnification Tax Benefit (as defined below) as a result of any Loss and (b) such Loss has been indemnified in accordance with Sections 8.1 or 8.2 so that the relevant Indemnified Party has been held harmless against and in respect of such Loss, such Indemnified Party shall pay the amount of such Indemnification Tax Benefit to the Indemnifying Party within sixty (60) days of such Indemnification Tax Benefit being recognized by the Indemnified Party (to the extent such Indemnification Tax Benefit is recognized prior to the payment of the Loss, the amount of the Loss shall be reduced by the amount of Indemnification Tax Benefit actually recognized). For this purpose, the Indemnified Party shall be deemed to recognize a tax benefit (an “Indemnification Tax Benefit”) if, and to the extent that, the Indemnified Party’s liability for Taxes for the taxable year during which the relevant Loss has occurred, calculated by excluding any Tax items attributed to the said Loss, exceeds the Indemnified Party’s actual liability for Taxes for such taxable year, calculated by taking into account any actual Tax items attributed to the relevant Loss to the extent such Tax items can be monetized during such taxable year or the following year.

(e)          Parent and the Participating Securityholders agree to treat any indemnification payments received pursuant to this Agreement for all Tax purposes as an adjustment to the Merger Consideration to the extent permitted by applicable Law.

8.8                                           Calculation and Mitigation of Losses.

(a)         The amount of any Losses for which indemnification is provided under this Article VIII shall be net of any amounts recovered by such Indemnified Party under insurance policies or other collateral sources with respect to such Losses in excess of the sum of (i) reasonable, out-of-pocket costs and expenses relating to collection under such policies or other collateral sources, and (ii) the deductible associated therewith to the extent actually paid; provided, however, that for avoidance of doubt, items (i) and (ii) shall not be taken into account with respect to the R&W Insurance Policy. The Indemnified Parties shall use their commercially reasonable efforts to pursue such insurance policies or collateral sources (which efforts shall not require the initiation of litigation), and in the event the Indemnified Parties receive any recovery, the amount of such recovery shall be applied first, to refund any payments made by the Indemnifying Parties in respect of indemnification claims pursuant to this Article VIII which would not have been so paid had such recovery been obtained prior to such payment (provided that if such payments were made out of the Indemnity Escrow Account and the Indemnity Escrow Account is still in effect, such amounts shall be returned to the Indemnity Escrow Account), and second, any excess to the Indemnified Parties. If a Parent Indemnitee fails to pursue recoveries under any insurance policies or other collateral sources, then the Participating Securityholders shall have the right of subrogation to pursue such insurance policies or other collateral sources and may take any reasonable actions necessary to pursue such rights of subrogation in their name or the name of the party from whom subrogation is obtained. Parent shall reasonably cooperate, and cause its Representatives and Affiliates (including, after the Closing, the successors to the Lime Entities) to reasonably cooperate, with the Participating Securityholders to pursue any such subrogation claim. In the event of any conflict between the provisions of Section 7.12 and this Section 8.8(a), the provision of Section 7.12 shall control.

(b)         Each Party’s right to indemnification hereunder shall be subject to its obligations under applicable Law, including under common law, to mitigate damages.

(c)          Where it is necessary to determine whether a monetary limit or threshold referred to in this Article VIII has been reached or exceeded and the value of the claim is expressed in a currency other than USD, the value of that claim shall be translated into USD at the rate reported by Bloomberg (or if that service ceases to be available, such other service as Parent and the Lime Representative may agree, acting reasonably) at 5 p.m. on the date on which such claim is settled or finally judicially determined (or, if such day is not a Business Day, on the Business Day immediately preceding such day).

8.9                                           Exclusive Post-Closing Remedies.

The Parties acknowledge, on behalf of themselves and on behalf of the other Indemnified Parties that, from and after the Closing, except as provided in Section 8.10 or 11.15, their sole and exclusive remedy with respect to any breach of any representation, warranty or covenant set forth in or otherwise with respect to the subject matter of, this Agreement shall be pursuant to the indemnification provisions set forth in this Article VIII.  In furtherance of the foregoing, each Party hereby waives, on behalf of itself and each of the other Indemnified Parties, to the fullest extent permitted under applicable Law, any and all rights, claims and causes of action (other than rights, claims and causes of action based on Fraud) it may have against any other Parties arising under or based upon this Agreement, any applicable Law or otherwise (except pursuant to the indemnification provisions set forth in this Article VIII and as related to any payment of the Termination Fee, Expense Reimbursement, Tail Fee and Reverse Termination Fee set forth in Section 10.3), including, but not limited to, its right to pursue any action or claim other than as expressly stated in Article VIII or Sections 10.3 and 11.15 of this Agreement.

8.10                                    Special Rule for Fraud.

Nothing in this Agreement shall operate to limit the liability of (a) the Participating Securityholders to Parent for Losses arising from the Fraud of Lime or the Participating Securityholders if any of Lime or the Participating Securityholders is finally determined by a court of competent jurisdiction to have committed Fraud; provided, however, that the limitations set forth in Section 8.6(a)(B) and (C) shall apply with respect thereto, or (b) Parent to the Participating Securityholders for Losses arising from the Fraud of Parent if Parent is finally determined by a court of competent jurisdiction to have committed Fraud against Lime.

ARTICLE IX
CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE

9.1       Conditions to Obligations of Each Party.

The respective obligations of each Party to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by both Parties pursuant to Section 11.7:

(a)         Stockholder Approval.  A proposal to adopt this Agreement shall have been adopted by written consent of Lime stockholders holding at least 75% of the combined voting power of the outstanding shares of Lime Common Stock and Lime Preferred Stock, acting by written consent, voting together as a single class (the “Requisite Lime Stockholder Approval”).

(b)         Governmental Consents.  All Consents of any Governmental Authority pursuant to the HSR Act required for the consummation of the Merger and the other transactions contemplated hereby shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired or been waived.

(c)          Legal Proceedings.  No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced, or entered any Law or Order (whether temporary, preliminary or permanent) that is in effect and prohibits the consummation of the Merger.

9.2       Conditions to Obligations of Parent.

The obligations of Parent to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by Parent pursuant to Section 11.7(a):

(a)         Representations and Warranties.  For purposes of this Section 9.2(a), the accuracy of the representations and warranties set forth in Article IV shall be assessed as of the date of this Agreement and as of the Closing Date with the same effect as though all such representations and warranties had been made on and as of the Closing Date (provided, that representations and warranties that refer to the date of this Agreement or other specified date shall speak only as of such date). There shall not exist inaccuracies in the representations and warranties set forth in Article IV, except as a result of changes or events expressly permitted or contemplated herein and except for inaccuracies that, individually and in the aggregate, have not had, and are not reasonably likely to have, a Lime Material Adverse Effect; provided, that for purposes of this sentence only, those representations and warranties which are qualified by references to “material” or “Material Adverse Effect” shall be deemed not to include such qualifications.

(b)         Performance of Agreements and Covenants.  The agreements and covenants of Lime to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Closing shall have been duly performed and complied with in all material respects (to the extent that such covenants require performance by Lime at or before the Closing).

(c)          Officers’ Certificate.  Lime shall have delivered to Parent a certificate, dated as of the Closing Date and signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions set forth in Section 9.1 as it relates to Lime and in Sections 9.2(a) and 9.2(b) have been satisfied.

(d)         Secretary’s Certificate.  Lime shall have delivered to Parent a certificate of the secretary of Lime, dated as of the Closing Date, certifying as to (i) the incumbency of officers of Lime executing documents executed and delivered in connection herewith, (ii) a copy of the certificate of incorporation of Lime as in effect from the date of this Agreement until the Closing Date, along with a certificate (dated not more than twenty days prior to the Closing Date) of the Secretary of State of the State of Delaware as to the good standing of Lime, (iii) a copy of the bylaws of Lime as in effect from the date of this Agreement until the Closing Date, and (iv) a copy of the resolutions of Lime’s board of directors authorizing and approving the applicable matters contemplated hereunder.

(e)          No Material Adverse Effect.  There shall not have occurred any Lime Material Adverse Effect from the date of this Agreement to the Closing Date.

(f)           FIRPTA Certificate.  Lime shall have delivered to Parent a certificate conforming to the requirements of Treasury Regulations § 1.1445 2(c)(3) to the effect that Lime is not a United States real property holding corporation.

(g)          Payoff Matters.  Lime shall have delivered to Parent customary payoff letters in connection with the repayment of the Indebtedness set forth in Section 7.9 of Lime’s Disclosure Memorandum and made arrangements for the holders of such Indebtedness to deliver, subject to the receipt of the applicable payoff amounts, customary Lien releases to Parent.

(h)         Escrow Agreement.  Lime shall have delivered to Parent the Escrow Agreement, duly executed by the Lime Representative

(i)             Note Conversion.  Lime shall have received from Bison instruments effectuating a full conversion of the Bison Convertible Note into shares of Lime Common Stock as of immediately prior to the Effective Time, contingent and effective upon the Merger.

9.3       Conditions to Obligations of Lime.

The obligations of Lime to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by Lime pursuant to Section 11.7(b):

(a)         Representations and Warranties.  For purposes of this Section 9.3(a), the accuracy of the representations and warranties set forth in Article V shall be assessed as of the date of this Agreement and as of the Closing Date with the same effect as though all such representations and warranties had been made on and as of the Closing Date (provided, that representations and warranties that refer to the date of this Agreement or other specified date shall speak only as of such date).  There shall not exist inaccuracies in the representations and warranties set forth in Article V, except as a result of changes or events expressly permitted or contemplated herein and except for inaccuracies that, individually and in the aggregate, have not had, and are not reasonably likely to have, a Parent Material Adverse Effect; provided, that for purposes of this sentence only, those representations and warranties which are qualified by references to “material” or “Material Adverse Effect” shall be deemed not to include such qualifications.

(b)         Performance of Agreements and Covenants.  The agreements and covenants of Parent and Merger Sub to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Closing shall have been duly performed and complied with in all material respects (to the extent that such covenants require performance Parent or Merger Sub at or before the Closing).

(c)          Officers’ Certificate.  Parent shall have delivered to Lime a certificate, dated as of the Closing Date and signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions set forth in Section 9.1 as it relates to Parent and Merger Sub and in Sections 9.3(a) and 9.3(b) have been satisfied.

(d)         Secretary’s Certificate.  Parent shall have delivered a certificate of the secretary of each of Parent and Merger Sub, dated as of the Closing Date, certifying as to (i) the incumbency of the respective officers of Parent and Merger Sub executing documents executed and delivered in connection herewith, (ii) a copy of the respective certificate of incorporation of Parent and Merger Sub as in effect from the date of this Agreement until the Closing Date, along with a certificate (dated not more than twenty days prior to the Closing Date) of the Secretary of State of the State of Delaware as to the good standing of Parent and Merger Sub, respectively; (iii) a copy of the respective bylaws of Parent and Merger Sub as in effect from the date of this Agreement until the Closing Date, and (iv) a copy of the resolutions of the respective board of directors of Parent and Merger Sub authorizing and approving the applicable matters contemplated hereunder.

(e)          No Material Adverse Effect.  There shall not have occurred any Parent Material Adverse Effect from the date of this Agreement to the Closing Date.

(f)           Escrow Agreement.  Parent shall have delivered to Lime the Escrow Agreement, duly executed by each of Parent and the Exchange Agent.

ARTICLE X
TERMINATION

10.1                                    Termination.

Notwithstanding any other provision of this Agreement, and notwithstanding the approval of this Agreement by the stockholders of Lime and/or Parent, this Agreement may be terminated and the Merger abandoned at any time prior to the Closing, in each case (other than Section 10.1(a)) upon written notice by the terminating Party to the other Parties:

(a)         By mutual written agreement of Parent and Lime; or

(b)         By either Parent or Lime (provided, that the terminating Party is not then in material breach of any representation, warranty, covenant, or other agreement contained in this Agreement) in the event of a breach by the other Party of any representation, warranty, covenant or agreement contained in this Agreement (other than the breaches of Parent or Merger Sub described in Section 10.1(g)), which cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching Party of such breach and which breach is reasonably likely to permit such terminating Party to refuse to consummate the transactions contemplated by this Agreement pursuant to the standard set forth in Section 9.2(a) or (b), or Section 9.3(a) or (b), as applicable; or

(c)          By either Parent or Lime in the event (i) any Consent of any Governmental Authority required for consummation of the Merger and the other transactions contemplated hereby shall have been denied by final non-appealable action of such authority or if any action taken by such authority is not appealed within the time limit for appeal, (ii) any Law or Order permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger shall have become final and non-appealable, or (iii) the Requisite Lime Stockholder Approval is not obtained by the End Date; or

(d)         By either Parent or Lime in the event that the Merger shall not have been consummated by December 31, 2018 (the “End Date”); provided, however, that the right to terminate this Agreement under this Section 10.1(d) shall not be available to any Party whose failure to fulfill any obligation under this Agreement has been the proximate cause of or resulted in the failure of the Merger to occur on or before the End Date; provided, further, that if Parent or Lime (as applicable) brings any action to enforce specifically the performance of the terms and provisions hereof by any other Party, then the End Date shall automatically be extended by the later of (i) the amount of time during which such action is pending, plus five (5) Business Days, and (ii) such other time period established by the Governmental Authority presiding over such action; or

(e)          By Parent (provided, that Parent is not then in material breach of any representation, warranty, covenant, or other agreement contained in this Agreement) in the event that at any time prior to receipt of the Requisite Lime Stockholder Approval, the Lime board of directors shall have made an Adverse Recommendation Change;

(f)           By Lime, prior to the Requisite Lime Stockholder Approval (and provided that Lime has complied in all material respects with Section 7.1 and Section 7.2), in order to enter into a Superior Proposal; or

(g)          By Lime, if Parent and Merger Sub breach their obligation to cause the Merger to be consummated within two (2) Business Days after the date the Closing is required to take place pursuant to Section 1.2 (provided, that Lime is not then in material breach of any representation, warranty, covenant, or other agreement contained in this Agreement, including without limitation its obligations pursuant to Sections 7.4 and 7.11, which breach is the proximate cause of or resulted in the failure of, the Closing to occur within such time period) if such breach arises from (i) a failure by Parent and Merger Sub to receive the proceeds of the Debt Financing or (ii) Parent’s or Merger Sub’s refusal to accept a new financing commitment that provides for at least the same amount of financing as the Debt Commitment Letter and on terms that are not materially less favorable to Parent and the Merger Sub than the Debt Commitment Letter; provided further that the conditions to Closing set forth in Article IX (other than those conditions which by their terms are to be satisfied at the Closing) have been satisfied or waived.

10.2                                    Effect of Termination.

In the event of the termination and abandonment of this Agreement by either Parent or Lime pursuant to Section 10.1, this Agreement shall have no further effect, except that (i) the provisions of Sections 7.5(b) (Confidentiality), 10.2 (Effect of Termination), 10.3 (Termination Fees), and Article XI (Miscellaneous) shall survive any such termination and abandonment, and (ii) subject to Section 10.3 and Section 11.15, no such termination shall relieve the breaching Party from liability resulting from any willful and material breach by that Party of this Agreement prior to such termination.

10.3                                    Termination Fees.

(a)         (i) If (A) Lime validly terminates this Agreement pursuant to Section 10.1(f) of this Agreement, or (B) Parent validly terminates this Agreement pursuant to Section 10.1(e), then in either case Lime shall pay to Parent the sum of $3.6 million (the “Termination Fee”) by wire transfer of immediately available funds within five (5) Business Days of the applicable date of termination.

(ii) If Parent validly terminates this Agreement pursuant to Section 10.1(c)(iii), then Lime shall reimburse Parent for all reasonable, documented out-of-pocket costs, fees and expenses incurred on or before the date of such termination, by any of Parent, Merger Sub and any of their respective Representatives and Affiliates, in connection with the evaluation, negotiation, preparation and execution of any of the Transaction Documents and the transactions and arrangements contemplated thereby (the “Expense Reimbursement”).

(iii) If Parent validly terminates this Agreement pursuant to Section 10.1(c)(iii) and prior to the date that is twelve (12) months after the date of such termination Lime enters into any definitive acquisition agreement related to an Acquisition Transaction, then Lime shall pay to Parent the positive amount, if any, resulting from subtracting (A) any Expense Reimbursement amounts theretofore paid or payable by Lime to Parent pursuant to subclause (ii) of this Section 10.3(a) from (B) $3.6 million (such resultant amount, the “Tail Fee”), by wire transfer of immediately available funds within five (5) Business Days of the date Lime enters into such definitive acquisition agreement.

(b)         If Lime validly terminates this Agreement pursuant to Section 10.1(g), then Parent shall pay or cause to be paid to Lime by wire transfer of immediately available funds a termination fee of $3.6 million (the “Reverse Termination Fee”), which amount shall be paid within five (5) Business Days of the date of such termination by wire transfer of same day funds to the accounts designated by Lime.

(c)          The Parties acknowledge that the agreements contained in this Article X are an integral part of the transactions contemplated by this Agreement, and that without these agreements, they would not enter into this Agreement; accordingly, if (i) Lime fails to pay promptly any fee or reimbursement payable by it pursuant to Section 10.3(a), then Lime shall pay to Parent its reasonable costs and expenses (including reasonable attorneys’ fees) in connection with collecting such Termination Fee,

Expense Reimbursement or Tail Fee, and (ii) Parent fails to pay promptly any fee payable by it pursuant to Section 10.3(b), then Parent shall pay to Lime its reasonable costs and expenses (including reasonable attorneys’ fees) in connection with collecting such Reverse Termination Fee, together, in each of the foregoing cases, with interest on the amount of the applicable fee or reimbursement at the prime annual rate of interest (as published in The Wall Street Journal) plus 2% as the same is in effect from time to time from the date such payment was due under this Agreement until the date of payment.

(d)         Notwithstanding any other provision of this Agreement, if Lime has the right to terminate this Agreement in accordance with Section 10.1(g), the Reverse Termination Fee shall be the sole and exclusive remedy of Lime and any other Person, against Parent, Merger Sub, Willdan Group, the Debt Financing Sources, and any of their respective former, current, or future general or limited partners, stockholders, managers, members, directors, officers, Affiliates, employees, representatives or agents (“Parent Related Parties”), shall be deemed to be liquidated damages for any and all Losses suffered or incurred by Lime or any other Person in connection with this Agreement or any other Transaction Document or the transactions contemplated hereby and thereby, and upon payment of the Reverse Termination Fee to Lime, none of the Parent Related Parties shall have any further liability or obligation relating to or arising out of this Agreement, any other Transaction Document or the transactions contemplated hereby and thereby, other than the obligations pursuant to Section 7.11(c), which shall survive such termination.

(e)          Notwithstanding any other provision of this Agreement, if Parent terminates this Agreement in accordance with Sections 10.1(c)(iii) or 10.1(e) or if Lime terminates this Agreement in accordance with Section 10.1(f) (but only if the Termination Fee is paid in accordance with Section 10.3(a), or the Expense Reimbursement and Tail Fee are, as applicable, paid in accordance with Sections 10.3(a)(ii) and 10.3(a)(iii), respectively), then the Termination Fee (or, as applicable, the Expense Reimbursement and Tail Fee) shall be the exclusive remedies of Parent and Merger Sub and any other Person against Lime, the Lime Representative, the Participating Securityholders and any of their respective former, current, or future general or limited partners, stockholders, managers, members, directors, officers, Affiliates, employees, representatives or agents (“Lime Related Parties”), shall be deemed to be liquidated damages for any and all Losses suffered or incurred by Parent, Merger Sub or any other Person in connection with this Agreement or any other Transaction Document or the transactions contemplated hereby and thereby, and upon payment of the Termination Fee (or, as applicable, the Expense Reimbursement and Tail Fee) to Parent, none of the Lime Related Parties shall have any further liability or obligation relating to or arising out of this Agreement, any other Transaction Document or the transactions contemplated hereby and thereby.

10.4                                    Non-Survival of Representations and Covenants.

Except for Article III (Manner of Converting Shares), Article IV (Lime Representations and Warranties), Article V (Parent Representations and Warranties), Sections 7.7 (Employee Benefits and Contracts), Section 7.8 (Directors and Officers Indemnification), Section 7.11(c), Article VIII (Indemnification), this Article X (Termination) and Article XI (Miscellaneous), which shall survive the Effective Time, but the survival of which shall, in the case of Article IV, Article V and Article VIII, be subject to the limitations set forth in Section 8.5, the respective representations, warranties, obligations, covenants, and agreements of the Parties shall not survive the Effective Time.

ARTICLE XI
MISCELLANEOUS

11.1                                    Lime Representative.

(a)         In addition to the other rights and authority granted to the Lime Representative elsewhere in this Agreement, upon and by virtue of obtaining the Requisite Lime Stockholder Approval, all of the Participating Securityholders collectively and irrevocably constitute and appoint the Lime Representative as their agent, attorney-in-fact and representative to act from and after the date hereof and to do any and all things and execute any and all documents which the Lime Representative determines may be necessary, convenient or appropriate to facilitate the consummation of the transactions contemplated by this Agreement or otherwise to perform the duties or exercise the rights granted to the Lime Representative hereunder or any agreements ancillary hereto, including: (i) execution of the documents and certificates pursuant to this Agreement; (ii) receipt and, if applicable, forwarding of notices and communications pursuant to this Agreement; (iii) administration of the provisions of this Agreement; (iv) giving or agreeing to, on behalf of all or any of the Participating Securityholders, any and all consents, waivers, amendments or modifications deemed by the Lime Representative, in its discretion, to be necessary or appropriate under this Agreement and the execution or delivery of any documents that may be necessary or appropriate in connection therewith; (v) subject to the provisions of Section 11.6, amending this Agreement or any of the instruments to be delivered to Parent or the Merger Sub pursuant to this Agreement; (vi) (A) disputing or refraining from disputing, on behalf of each Participating Securityholder relative to any amounts to be received by such Participating Securityholder under this Agreement or any agreements contemplated hereby, any claim made by Parent or the Merger Sub under this Agreement or other agreements contemplated hereby, (B) negotiating and compromising, on behalf of each such Participating Securityholder, any dispute that may arise under, and exercising or refraining from exercising any remedies available under, this Agreement or any other agreement contemplated hereby, and (C) executing, on behalf of each such Participating Securityholder, any settlement agreement, release or other document with respect to such dispute or remedy; (vii) actions on behalf of all Participating Securityholders in all matters relating to Article VIII; and (viii) engaging attorneys, accountants, agents or consultants on behalf of the Participating Securityholders in connection with this Agreement or any other agreement contemplated hereby and paying any fees related thereto.

(b)         Notwithstanding Section 11.1(a), in the event that the Lime Representative is of the opinion that it requires further authorization or advice from the Participating Securityholders on any matters concerning this Agreement, the Lime Representative shall be entitled to seek such further authorization from the Participating Securityholders prior to acting on their behalf.  In such event, each Participating Securityholder shall vote in accordance with the Pro Rata Fraction of the Merger Consideration paid or payable to such Participating Securityholder in accordance with this Agreement and the authorization of a majority of such Persons shall be binding on all of the Participating Securityholders and shall constitute the authorization of the Participating Securityholders.  The appointment of the Lime Representative is coupled with an interest and shall be irrevocable by any Participating Securityholder in any manner or for any reason.  This authority granted to the Lime Representative shall not be affected by the death, illness, dissolution, disability, incapacity or other inability to act of any principal pursuant to any applicable Law.  Luna Stockholder Representative, LLC, a Delaware limited liability company, hereby accepts its appointment as the initial Lime Representative.  Lime, Parent, the Merger Sub and the Exchange Agent shall be entitled to rely on the actions taken by the Lime Representative without independent inquiry into the capacity of the Lime Representative to so act.

(c)          The Lime Representative may resign from its position as Lime Representative at any time by written notice delivered to Parent and the Participating Securityholders.  If there is a vacancy at any time in the position of the Lime Representative for any reason, such vacancy shall be filled by the majority vote in accordance with the method set forth in Section 11.1(b) above.

(d)         All acts of the Lime Representative hereunder in its capacity as such shall be deemed to be acts on behalf of the Participating Securityholders and not of the Lime Representative individually.

The Lime Representative shall not have any liability for any amount owed to Parent by the Participating Securityholders pursuant to this Agreement, including Section 3.6, in its capacity as the Lime Representative.  Except as otherwise set forth in this Agreement, the Lime Representative shall not be liable to Lime, the Participating Securityholders or any other Person in its capacity as the Lime Representative, for any liability of a Participating Securityholder or otherwise, or for anything which it may do or refrain from doing in connection with this Agreement or any agreement ancillary hereto.  The Lime Representative shall not be liable to the Participating Securityholders, in its capacity as the Lime Representative, for any liability of a Participating Securityholder or otherwise, or for any error of judgment, or any act done or step taken or omitted by it in good faith, or for any mistake in fact or Law, or for anything which it may do or refrain from doing in connection with this Agreement or any agreement ancillary hereto, except in the case of the Lime Representative’s gross negligence or willful misconduct as determined in a final and non-appealable judgment of a court of competent jurisdiction.  Notwithstanding anything to the contrary in this Agreement, neither Parent nor any of its Affiliates shall in any circumstance be liable to the Participating Securityholders for any act done or step taken or omitted by the Lime Representative.  The Lime Representative may seek the advice of legal counsel in the event of any dispute or question as to the construction of any of the provisions of this Agreement or its duties or rights hereunder, and it shall incur no liability in its capacity as the Lime Representative to Parent, the Merger Sub, Lime, or the Participating Securityholders and shall be fully protected with respect to any action taken, omitted or suffered by it in good faith in accordance with the advice of such counsel.  The Lime Representative shall not by reason of this Agreement have a fiduciary relationship in respect of any Participating Securityholder.

(e)          The Lime Representative may use the Representative Amount to pay any fees, costs, expenses or other obligations incurred by the Lime Representative acting in its capacity as such.  Without limiting the foregoing, each Participating Securityholder shall, only to the extent of such Participating Securityholder’s Pro Rata Fraction of the Representative Amount, indemnify and defend the Lime Representative and hold the Lime Representative harmless against any loss, damage, cost, Losses or expense (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, “Representative Losses”) actually incurred without fraud, gross negligence or willful misconduct by the Lime Representative (as determined in a final and non-appealable judgment of a court of competent jurisdiction) and arising out of or in connection with the acceptance, performance or administration of the Lime Representative’s duties under this Agreement or any agreements ancillary hereto, in each case as such Representative Loss is suffered or incurred.  Notwithstanding anything to the contrary in this Agreement, the Lime Representative shall be entitled and is hereby granted the right to set off and deduct from any amounts owed to the Participating Securityholders any unpaid or non-reimbursed Representative Losses at such time as such amounts would otherwise be distributable to the Participating Securityholders.  Additionally, in connection with any unpaid or non-reimbursed Representative Losses, the Lime Representative shall be entitled and is hereby granted the right to direct any funds that would otherwise be actually payable to the Participating Securityholders from the Escrow Funds to itself no earlier than the date such payments are actually made.  The Lime Representative may also from time to time submit invoices to the Participating Securityholders covering such Representative Losses, which shall be paid by the Participating Securityholders promptly following the receipt thereof based on their respective Pro Rata Fraction.  The foregoing indemnities will survive the Closing, the resignation or removal of the Lime Representative or the termination of this Agreement.  Upon the request of any Participating Securityholder, the Lime Representative shall provide such Participating Securityholder with an accounting of all expenses and Losses paid by the Lime Representative in its capacity as such.

11.2                                    Definitions.

(a)         Except as otherwise provided herein, the capitalized terms set forth below shall have the following meanings:

“Acquisition Privileged Communications” shall have the meaning as set forth in Section 11.17 of this Agreement.

“Acquisition Proposal” means any proposal (whether communicated to Lime or publicly announced to Lime’s stockholders) by any Person (other than Parent or any of its Affiliates) for an Acquisition Transaction.

“Acquisition Transaction” means any transaction or series of related transactions (other than the transactions contemplated by this Agreement) involving: (i) any acquisition or purchase by any Person (other than Parent, Merger Sub or any of their Affiliates) of 25% or more of the total outstanding voting securities of Lime, or any tender offer or exchange offer that if consummated would result in any Person (other than Parent, Merger Sub or any of their Affiliates) beneficially owning 25% or more of the total outstanding voting securities of Lime, or any merger, consolidation, business combination or similar transaction involving Lime pursuant to which the stockholders of Lime immediately preceding such transaction hold less than 75% of the equity interests in the surviving or resulting entity (which includes the parent corporation of any constituent corporation to any such transaction) of such transaction; (ii) any sale or lease (other than in the ordinary course of business), or exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of 25% or more of the consolidated assets of Lime and the Lime Subsidiaries, taken as a whole; or (iii) any liquidation or dissolution of Lime.

“Adjustment Amount” shall have the meaning as set forth in Section 3.6(d) of this Agreement.

“Adjustment Escrow Account” shall have the meaning as set forth in Section 3.2(a)(ii) of this Agreement.

“Adjustment Escrow Amount” shall have the meaning as set forth in Section 3.2(a)(ii) of this Agreement.

“Adjustment Escrow Expiration Date” shall have the meaning as set forth in Section 3.7(a) of this Agreement.

“Adverse Recommendation Change” shall have the meaning as set forth in Section 7.1(b) of this Agreement.

“Affiliate” of a Person means any other Person directly, or indirectly through one or more intermediaries, controlling, controlled by or under common control with such Person.  For purposes of this definition, the term “control” (including the terms “controlled by” and “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, by Contract or otherwise.

“Agreement” shall have the meaning as set forth in the introduction of this Agreement.

“Bison” means Bison Capital Partners IV, LLC.

“Bison Convertible Note” means the Subordinated Secured Convertible Promissory Note due March 24, 2020 issued by Lime in favor of Bison Capital Partners IV, L.P., as first amended and supplemented by that Amendment dated March 31, 2015, as second amended and supplemented by that Second Amendment dated March 30, 2016, as third amended and supplemented by that Third Amendment dated February 28, 2017, and as fourth amended and supplemented by that and Fourth Amendment dated April 27, 2018..

“BMO Commitment Letter” shall have the meaning as set forth in Section 5.4(a) of this Agreement.

“Book-Entry Shares” shall have the meaning as set forth in Section 3.1(b) of this Agreement.

“Business Day” means a day which is neither a Saturday or Sunday, nor any other day on which banking institutions in New York, New York are authorized or obligated by Law to close.

“Cash” means the aggregate amount of cash and cash equivalents held by the Lime Entities, as determined by reference to their respective general ledger book balances (and not their respective bank balances), and as otherwise determined in accordance with GAAP, consistently applied, less (a) the aggregate amount of outstanding checks or drafts of the Lime Entities that have not posted, plus (b) the aggregate amount of checks received by the Lime Entities that have not been posted.

“Certificate of Designation” means that certain Certificate of Designation of Lime as filed with the Delaware Secretary of State on December 23, 2014.

“Certificate of Merger” shall have the meaning as set forth in Section 1.3 of this Agreement.

“Certificates” shall have the meaning as set forth in Section 3.1(b) of this Agreement.

“Claim” shall have the meaning as set forth in Section 7.8(a) of this Agreement.

“Closing” shall have the meaning as set forth in Section 1.2 of this Agreement.

“Closing Accrued Compensation” means the aggregate amount of accrued but unpaid compensation of the Lime Entities, as determined in accordance with GAAP, consistently applied, as of immediately before the Closing.

“Closing Adjustment Illustration” shall have the meaning as set forth in Section 3.6(a) of this Agreement.

“Closing Cash” means all Cash as of immediately prior to the Closing plus an amount equal to all reasonable and documented out-of-pocket fees, costs and expenses incurred by Lime but not yet reimbursed by Parent in accordance with Section 7.11(c) (and subject to the limitations therein).

“Closing Date” means the date on which the Closing occurs.

“Closing Indebtedness” means the Indebtedness of the Lime Entities outstanding immediately before the Closing; provided, that (a) any item included in Closing Indebtedness shall not be included in “Tangible Liabilities” or “Transaction Expenses” and (b) any item included in “Tangible Liabilities” or “Transaction Expenses” shall not be included in “Closing Indebtedness”.

“Closing Material Rebates” means the aggregate amount of earned but unpaid material rebates of the Lime Entities, as determined in accordance with GAAP, as of immediately before the Closing.

“Closing Share Number” means the sum of:

(a)                                 the aggregate number of shares of Lime Common Stock outstanding as of immediately prior to the Effective Time (other than Extinguished Shares);

(b)                                 the aggregate number of shares of Lime Common Stock into which the aggregate number of shares of Lime Preferred Stock outstanding as of immediately prior to the Effective Time is convertible immediately prior to the Effective Time in accordance with the terms of the Certificate of Designation;

(c)                                  the aggregate number of shares of Lime Common Stock underlying the Exercisable Lime Options outstanding as of immediately prior to the Effective Time; and

(d)                                 the aggregate number of shares of Lime Common Stock underlying the Lime Warrant.

“Closing Statement” shall have the meaning as set forth in Section 3.6(b) of this Agreement.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Confidentiality Proviso” means that any Party whose permission is sought to gain access to a document or information pursuant to this Agreement may, without limitation, withhold any such document or information (or portions thereof) (i) that is subject to the terms of a non-disclosure agreement with, or would, as reasonably determined in writing by such Party’s counsel, result in the disclosure of any trade secrets of, a Third Party, (ii) that constitutes privileged attorney-client communications or attorney work product and the transfer of which, or the provision of access to which, as reasonably determined in writing by such Party’s counsel, constitutes a waiver of any such privilege, (iii) if the provision of access to such document (or portion thereof) or information, as reasonably determined in writing by such Party’s counsel, would reasonably be expected to conflict with applicable Laws or agreements with Governmental Authorities or (iv) that contains information in personnel records the disclosure of which would constitute a breach of applicable Law; provided, however, that in the case of the foregoing clauses (i) through (iv), such Party shall (A) advise the other Party of the nature of any information or documents withheld by such Party, (B) use commercially reasonable efforts to obtain any required consents as are necessary to provide such access or information to the other Party and its Representatives, and (C) otherwise use commercially reasonable efforts to provide such access or information in an alternative manner that does not have any of the foregoing effects (such as the redaction of identifying or confidential information or by providing such access or information solely to outside counsel to avoid the loss of attorney-client privilege, work-product doctrine or other applicable privilege).

“Consent” means any consent, approval, authorization, clearance, exemption, waiver, or similar affirmation by any Person pursuant to any Contract, Law, Order, or Permit.

“Continuing Employee” shall have the meaning as set forth in Section 7.7(a) of this Agreement.

“Contract” shall mean any contract, agreement, lease, note, indenture, mortgage, license, binding instrument, binding commitment or other binding obligation, whether oral or written.

“D&O Indemnitee” shall have the meaning as set forth in Section 7.8(a) of this Agreement.

“Debt Commitment Letter” shall have the meaning as set forth in Section 5.4(a) of this Agreement.

“Debt Financing” shall have the meaning as set forth in Section 5.4(a) of this Agreement.

“Debt Financing Source” shall have the meaning as set forth in Section 11.10 of this Agreement.

“Definitive Financing Agreements” shall have the meaning as set forth in Section 7.11(f) of this Agreement.

“DGCL” means the General Corporation Law of the State of Delaware, as amended.

“Dispute Auditor” shall have the meaning as set forth in Section 3.6(c) of this Agreement.

“Dispute Notice” shall have the meaning as set forth in Section 3.6(c) of this Agreement.

“Dissenting Shares” shall have the meaning as set forth in Section 3.1(f) of this Agreement.

“DOL” shall have the meaning as set forth in Section 4.15(b) of this Agreement.

“Effective Time” shall have the meaning as set forth in Section 1.3 of this Agreement.

“Employee Benefit Plan” means each pension, retirement, profit-sharing, deferred compensation, stock option, employee stock ownership, share purchase, severance pay, vacation, bonus, retention, change in control or other incentive plan, medical, vision, dental or other health plan, any life insurance plan, flexible spending account, cafeteria plan, vacation, holiday, disability or any other employee benefit plan or fringe benefit plan, including any “employee benefit plan,” as that term is defined in Section 3(3) of ERISA and any other plan, fund, policy, program, practice, custom understanding or arrangement providing compensation or other benefits, whether or not such Employee Benefit Plan is or is intended to be (i) covered or qualified under the Code, ERISA or any other applicable Law, (ii) written or oral, (iii) funded or unfunded, (iv) actual or contingent or (v) arrived at through collective bargaining or otherwise.

“End Date” shall have the meaning as set forth in Section 10.1(d) of this Agreement.

“Environmental Laws” means any United States federal, state, local or non-United States laws relating to (i) releases or threatened releases of Hazardous Material or materials containing Hazardous Material; (ii) the manufacture, handling, transport, use, treatment, storage or disposal of Hazardous Material or materials containing Hazardous Material; or (iii) pollution or protection of the environment, human health or natural resources.

“Equity Financing” shall mean the offer and sale of securities, pursuant to a Form S-3 Registration Statement (333-217356), initially filed on April 18, 2017 with the United States Securities and Exchange Commission pursuant to the Securities Act.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means any trade or business, whether or not incorporated, which together with a Lime Entity would be treated as a single employer under Code Section 414(b), (c), (m), or (o).

“Escrow Agreement” shall have the meaning as set forth in Section 3.2(a)(i).

“Escrow Funds” shall have the meaning as set forth in Section 3.7(a) of this Agreement.

“Estimated Closing Statement” shall have the meaning as set forth in Section 3.6(a) of this Agreement.

“Exchange Act” means the Securities Exchange Act of 1934, and the rules and regulations promulgated thereunder.

“Exchange Agent” shall have the meaning as set forth in Section 3.2(a) of this Agreement.

“Exchange Fund” shall have the meaning as set forth in Section 3.2(a)(iii) of this Agreement.

“Exercisable Lime Option” shall have the meaning as set forth in Section 3.4(a).

“Exhibits” means the Exhibits so marked, copies of which are attached to this Agreement.  Such Exhibits are hereby incorporated by reference herein and made a part hereof, and may be referred to in this Agreement and any other related instrument or document without being attached hereto or thereto.

“Expense Reimbursement” shall have the meaning as set forth in Section 10.3(a) of this Agreement.

“Extinguished Shares” shall have the meaning as set forth in Section 3.1(d) of this Agreement.

“Fee Letters” shall have the meaning as set forth in Section 5.4(a) of this Agreement.

“Final Adjustment Amount” shall have the meaning as set forth in Section 3.6(d) of this Agreement.

“Final Adjustment Amount Determination Date” shall have the meaning as set forth in Section 3.6(d) of this Agreement.

“Financing” means the Debt Financing and Equity Financing, collectively.

“Financing Indemnitees” shall have the meaning as set forth in Section 7.11(c).

“Fraud” means, with respect to any Party, such Party’s actual and intentional common law fraud in the making of a representation or warranty, as applicable, with intent to deceive another Party to induce such other Party to enter into this Agreement or consummate the Closing.  For avoidance of doubt, “Fraud” is limited to actual fraud and does not include reckless, imputed or constructive fraud or other claims based upon constructive knowledge.

“Fundamental and Tax Reps” shall have the meaning as set forth in Section 8.1(a) of this Agreement.

“GAAP” shall mean generally accepted accounting principles in the United States, consistently applied during the periods involved.

“Governmental Authority” shall mean any federal, state, local, foreign, or other court, board, body, commission, agency, authority or instrumentality, arbitral authority, self-regulatory authority, mediator or tribunal, including Taxing Authorities.

“Hazardous Material” means (i) those substances, chemicals, wastes or other materials defined in or regulated as hazardous, dangerous or toxic substances, materials or wastes under the following United States federal statutes and their state counterparts, as each may be amended from time to time, and all regulations under such statutes and state counterparts: the Hazardous Materials Transportation Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Water Act, the Safe Drinking Water Act, the Atomic Energy Act, the Federal Insecticide, Fungicide, and Rodenticide Act, the Clean Air Act and any other

Environmental Law; (ii) petroleum and petroleum products, including crude oil and any fractions thereof; (iii) natural gas, synthetic gas, and any mixtures thereof; (iv) polychlorinated biphenyls, asbestos and radon; (v) “source,” “special nuclear” and “by-product” material as defined in the Atomic Energy Act; (vi) any other contaminant; and (vii) any substance, material or waste regulated as a hazardous or toxic substance, material or waste by any Governmental Authority pursuant to any Environmental Law.

“HSR Act” shall have the meaning as set forth in Section 4.2(b) of this Agreement.

“Indebtedness” means, as of any particular time with respect to the Lime Entities, without duplication: (a) the outstanding principal amount of, and all interest and other amounts accrued in respect of and all amounts payable at retirement of, (i) any indebtedness for borrowed money of the Lime Entities, (ii) any obligation of the Lime Entities evidenced by bonds, debentures, notes or other similar instruments (other than surety bonds), and (iii) any obligation of the Lime Entities relative to the maximum amount of any letters of credit, bankers’ acceptances or similar facilities issued or created for the account of the Lime Entities, in each case solely to the extent drawn upon, (b) all obligations of the Lime Entities to pay the deferred purchase price of property, assets or services (including purchase price adjustments, “holdback” or similar payments, and the maximum amount of any potential earn out payments), other than accounts payable incurred in the ordinary course of business, (c) all obligations secured by any Lien on property owned by the Lime Entities, (d) all obligations of the Lime Entities under any interest rate swap agreement, forward rate agreement, interest rate cap or collar agreement or other similar financial agreement or arrangement entered into for the purpose of limiting or managing interest rate risks, valued at the Closing Date at the termination or fair value thereof (which may be a positive or negative number and a positive number will be deducted from Indebtedness), (e) any obligation of the type referred to in clauses (a) through (d) of another Person the payment of which any Lime Entity has guaranteed or for which any Lime Entity is responsible or liable, directly or indirectly, jointly or severally, as obligor, surety or guarantor, and (f) all premiums, penalties, fees, expenses, breakage costs and change of control payments required to be paid or offered in respect of any of the foregoing on prepayment, as a result of the consummation of the transactions contemplated by this Agreement or in connection with any lender consent. For the avoidance of doubt, Indebtedness shall not include any Tangible Liabilities, Closing Accrued Compensation or Transaction Expenses.

“Indemnification Period” shall have the meaning as set forth in Section 8.4(e) of this Agreement.

“Indemnification Tax Benefit” shall have the meaning as set forth in Section 8.7(d) of this Agreement.

“Indemnified Party” shall have the meaning as set forth in Section 8.3 of this Agreement.

“Indemnifying Party” shall have the meaning as set forth in Section 8.3 of this Agreement.

“Indemnity Escrow Account” shall have the meaning as set forth in Section 3.2(a)(i) of this Agreement.

“Indemnity Escrow Amount” shall have the meaning as set forth in Section 3.2(a)(i) of this Agreement.

“Indemnity Escrow Termination Date” shall have the meaning as set forth in Section 3.7(c) of this Agreement.

“Information Statement” shall have the meaning as set forth in Section 4.9(a) of this Agreement.

“Intellectual Property” means (i) United States, non-United States, and international patents, patent applications and statutory invention registrations, (ii) trademarks, service marks, trade dress, logos, trade names, corporate names and other source identifiers, and registrations and applications for registration thereof, (iii) copyrightable works, copyrights, and registrations and applications for registration thereof, and (iv) confidential and proprietary information, including trade secrets and know-how.

“Inter-Party Claim” shall have the meaning as set forth in Section 8.3 of this Agreement.

“IRS” shall have the meaning as set forth in Section 4.15(b) of this Agreement.

“Knowledge” (including references to a Person being aware of a particular matter) as used with respect to (i) Lime means Adam Procell, Philip Luccarelli, Bruce Torkelson and Alexander Castro; (ii) Parent means the chief executive officer, chief financial officer and chief operating officer of Parent or Willdan Group, in the case of each of (i) and (ii) without any further investigation.

“Landlord Consents” shall have the meaning as set forth in Section 4.22(b) of this Agreement.

“Law” means any federal, state, county, municipal or local, law (including common law), statute, code, ordinance, rule, regulation, Order promulgated, interpreted or enforced by any Governmental Authority.

“Lease” shall have the meaning as set forth in Section 4.22(a) of this Agreement.

“Leased Real Properties” shall have the meaning as set forth in Section 4.22(a) of this Agreement.

“Lenders” shall have the meaning as set forth in Section 5.4(a) of this Agreement.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, security interest, hypothecation or any other similar encumbrance in respect of such property or asset.  Notwithstanding the foregoing, “Lien” shall exclude (i) any restrictions on transfer under Securities Laws, (ii) any license of Intellectual Property, (iii) liens for Taxes that are not yet due and payable or that are being contested in good faith by appropriate proceedings, (iv) statutory liens of landlords and workers’, carriers’, materialmen’s, suppliers’ and mechanics’ or other like liens incurred in the ordinary course of business, and (v) liens specifically approved in writing by an applicable Party to this Agreement.

“Lime” shall have the meaning as set forth in the introduction of this Agreement.

“Lime Benefit Plan(s)” shall have the meaning as set forth in Section 4.15(a) of this Agreement.

“Lime Common Stock” means the common stock, $0.0001 par value per share, of Lime.

“Lime Contracts” shall have the meaning as set forth in Section 4.16(a) of this Agreement.

“Lime D&O Policy” shall have the meaning as set forth in Section 7.8(b) of this Agreement.

“Lime Entities” means, collectively, Lime and all Lime Subsidiaries, and each individually, a “Lime Entity”.

“Lime ERISA Plan” shall have the meaning as set forth in Section 4.15(a) of this Agreement.

“Lime Financial Advisor” means Greentech Capital Advisors, LLC and Stout Risius Ross, LLC.

“Lime Financial Statements” means (i) the audited consolidated balance sheets of Lime as of December 31, 2016 and 2017, respectively, and the related audited statements of income, changes in stockholders’ equity, and cash flows for each of the fiscal years then ended, and (ii) the consolidated balance sheet of Lime as of June 30, 2018 and related statements of income, changes in stockholders’ equity, and cash flows (including related notes and schedules, if any) for the six month period then ended.

“Lime Indemnitee” shall have the meaning as set forth in Section 8.2 of this Agreement.

“Lime Licensed Intellectual Property” shall have the meaning as set forth in Section 4.11(c) of this Agreement.

“Lime Material Adverse Effect” means an event, change or occurrence which, individually or together with any other event, change or occurrence, has had or is reasonably expected to have a material adverse effect on (i) the financial position, property, business, assets or results of operations of the Lime Entities, taken as a whole, or (ii) the ability of Lime to perform its material obligations under this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement, provided, that “Lime Material Adverse Effect” shall not be deemed to include the effects of (A) changes Laws or interpretations thereof by Governmental Authorities, (B) changes in GAAP or other applicable accounting principles, (C) actions and omissions of Lime (or any of its Subsidiaries) taken with the prior written Consent of Parent in contemplation of the transactions contemplated hereby, (D) changes in economic conditions generally, including changes in interest rates, credit availability and liquidity, and price levels or trading volumes in securities markets, except to the extent the Lime is materially and adversely affected in a disproportionate manner as compared to other comparable participants in the industry in which Lime operates, (E) public or industry knowledge of the transactions contemplated by this Agreement (including any action or inaction by the employees, customers or vendors of any Lime Entity), (F) the communication by Parent of its plans or intentions with respect to the Lime Entities, (G) compliance with this Agreement on the operating performance of Lime, (H) natural disasters or acts of nature, or (I) hostilities, acts of war, sabotage or terrorism, including cyberwarfare or hacking of computer or cloud-based systems or military actions or any escalation or material worsening of any such hostilities, acts of war, sabotage or terrorism or military actions, national or international political or social conditions, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the United States, or any of its territories, possessions, or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States; provided, that any adverse effects resulting from matters described in any of the foregoing clauses (A) - (I) may be taken into account in determining whether there is or has been a Lime Material Adverse Effect to the extent, and only to the extent, that they have a disproportionate effect on the Lime Entities relative to other participants in the industries or geographies in which the Lime Entities operate “Lime Material Adverse Effect” shall not be deemed to include any decrease in the trading price of the Lime Common Stock on the over-the-counter markets (it being understood that the facts or occurrences giving rise or contributing to any such effect, change or development which affects the trading price, may be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a Lime Material Adverse Effect).

“Lime Options” shall have the meaning as set forth in Section 3.4(a) of this Agreement.

“Lime Owned Intellectual Property” shall have the meaning as set forth in Section 4.11(b) of this Agreement.

“Lime Pension Plan” shall have the meaning as set forth in Section 4.15(a) of this Agreement.

“Lime Preferred Holder” shall have the meaning as set forth in Section 8.6(e)(ii) of this Agreement.

“Lime Preferred Stock” means the Series C Convertible Preferred Stock, $0.01 par value per share, of Lime.

“Lime Recommendation” shall have the meaning as set forth in the Recitals of this Agreement.

“Lime Related Parties” shall have the meaning as set forth in Section 10.3(e) of this Agreement.

“Lime Representative” shall have the meaning as set forth in the Preamble of this Agreement.

“Lime Stock” means the Lime Common Stock and the Lime Preferred Stock.

“Lime Stock Option Plans” means the Lime Energy Co. 2008 Long-Term Incentive Plan and the Lime Energy Co. 2017 Equity Incentive Plan.

“Lime Subsidiaries” means the Subsidiaries of Lime.

“Lime Warrant” shall have the meaning as set forth in Section 3.4(b).

“Lime’s Disclosure Memorandum” means the written information entitled “Lime Energy Co. Disclosure Memorandum” delivered with this Agreement to Parent and attached hereto.

“Litigation” means any suit, claim, litigation, arbitration or other dispute resolution proceeding, whether at law or equity, based in contract, tort or otherwise.

“Losses” means any and all direct and actual losses, damages, liabilities, deficiencies, actions, judgments, interest, awards, penalties, fines, amounts paid in settlement, costs and expenses of whatever kind (including settlement and court costs and reasonable attorneys’ fees and expenses, including fees to enforce the obligations under this Agreement); provided, however, that “Losses” shall not include any punitive or exemplary damages.

“Maximum Amount” shall have the meaning as set forth in Section 7.8(b) of this Agreement.

“Merger” shall have the meaning as set forth in the Recitals of this Agreement.

“Merger Consideration” means an amount of cash equal to the Purchase Price:

(a)         plus the TNAV Delta (which for the avoidance of doubt may be a negative number);

(b)         plus the Closing Cash;

(c)          plus the Closing Material Rebates;

(d)         minus the Closing Accrued Compensation;

(e)          minus the Closing Indebtedness; and

(f)           minus the Transaction Expenses.

“Merger Sub” shall have the meaning as set forth in the introduction of this Agreement.

“Minimum Preference Amount” means, with respect to each share of Lime Preferred Stock that is issued and outstanding immediately prior to the Effective Time, the Original Issue Price (as defined in the Certificate of Designation), plus any Accruing Dividends (as defined in the Certificate of Designation) accrued but unpaid thereon, whether or not declared, together with any other dividends declared but unpaid thereon, in each case as determined immediately prior to the Effective Time.

“Notice of Adverse Recommendation” shall have the meaning as set forth in Section 7.1(b) of this Agreement.

“NMRS” shall have the meaning as set forth in Section 11.17 of this Agreement.

“Order” means any administrative decision or award, decree, injunction, judgment, order, quasi-judicial decision or award, directive, ruling, or writ of any Governmental Authority.

“Parent” shall have the meaning as set forth in the introduction of this Agreement.

“Parent Entity” means any of Parent and the Parent Subsidiaries.

“Parent Indemnitee” or “Parent Indemnitees” shall have the meaning as set forth in Section 8.1 of this Agreement.

“Parent Material Adverse Effect” means an event, change or occurrence which, individually or together with any other event, change or occurrence, has had or is reasonably expected to have a material adverse effect on the ability of Parent to perform its material obligations under this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement, provided, that “Parent Material Adverse Effect” shall not be deemed to include the effects of (A) changes in Laws or interpretations thereof by Governmental Authorities, (B) changes in GAAP or other applicable accounting principles, (C) actions and omissions of Parent (or any of its Subsidiaries) taken with the prior written Consent of Lime in contemplation of the transactions contemplated hereby, (D) changes in economic conditions generally, including changes in interest rates, credit availability and liquidity, and price levels or trading volumes in securities markets, except to the extent Parent is materially and adversely affected in a disproportionate manner as compared to other comparable participants in the industry in which Parent operates, (E) changes resulting from the announcement or pendency of the transactions contemplated by this Agreement, or (F) compliance with this Agreement on the operating performance of Parent; provided, that any adverse effects resulting from matters described in any of the foregoing clauses (A) - (F) may be taken into account in determining whether there is or has been a Parent Material Adverse Effect to the extent, and only to the extent, that they have a disproportionate effect on Parent relative to other participants in the industries or geographies in which Parent operates. “Parent Material Adverse Effect” shall not be deemed to include any failure to meet analyst projections, in and of itself, or, in and of itself, or the trading price of Parent’s common stock (it being understood that the facts or occurrences giving rise or contributing to any such effect, change or development which affects or otherwise relates to the failure to meet analyst financial forecasts or the trading price, as the case may be, may be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a Parent Material Adverse Effect).

“Parent Related Parties” shall have the meaning as set forth in Section 10.3(d) of this Agreement.

“Parent Subsidiaries” means the Subsidiaries of Parent, which shall include any corporation, limited liability company, limited partnership, limited liability partnership or other organization acquired as a Subsidiary of Parent in the future and held as a Subsidiary by Parent at the Effective Time.

“Parent’s Disclosure Memorandum” means the written information entitled “Parent’s Disclosure Memorandum” delivered with this Agreement to Lime and attached hereto.

“Participating Securityholders” means, the holders of shares of Lime Stock, Exercisable Lime Options and the Lime Warrant, in each case, outstanding as of immediately prior to the Effective Time, other than holders of Extinguished Shares or Dissenting Shares as set forth in Sections 3.1(d) and 3.1(f).

“Party” means Lime, Parent, or Merger Sub, and “Parties” means two or more of such Persons.

“Per Share Merger Consideration” means (a) with respect to each share of Lime Common Stock that is issued and outstanding immediately prior to the Effective Time (including the aggregate number of shares of Lime Common Stock into which the aggregate number of shares of Lime Preferred Stock outstanding as of immediately prior to the Effective Time is convertible immediately prior to the Effective Time in accordance with the terms of the Certificate of Designation, the aggregate number of shares of Lime Common Stock underlying the Exercisable Lime Options outstanding as of immediately prior to the Effective Time, and the aggregate number of shares of Lime Common Stock underlying the Lime Warrant), the quotient obtained by dividing (i) an amount equal to (A) the aggregate amount of Merger Consideration, plus (B) the aggregate exercise price under all Exercisable Lime Options, plus (C) the aggregate exercise price under the Lime Warrant, by (ii) the Closing Share Number; and (b) with respect to each share of Lime Preferred Stock that is issued and outstanding immediately prior to the Effective Time, the Preferred Converted Amount.

“Permit” means any approval, authorization, certificate, license or permit issued by a Governmental Authority of competent jurisdiction, the absence of which or a default under would constitute a Lime Material Adverse Effect.

“Permitted Liens” shall mean (a) Liens for current Taxes and assessments not yet due or being contested in good faith by appropriate proceedings; (b) Liens as reflected in title or other public records relating to the Leased Real Properties; (c) Liens arising from or created by municipal and zoning ordinances; (d) leasehold and occupancy rights and restrictions of tenants under the terms of any Leased Real Property lease; (e) Liens that, individually or in the aggregate, do not materially detract from the value, or impair in any material manner the current use, of the assets subject thereto.

“Person” means a natural person or any legal, commercial or Governmental Authority, such as, but not limited to, a corporation, general partnership, joint venture, limited partnership, limited liability company, limited liability partnership, trust, business association, group acting in concert, or any person acting in a representative capacity.

“Pre-Closing Tax Period” means any taxable period that ends on or before the Closing Date and the portion of any Straddle Period that ends on the Closing Date.

“Preferred Converted Amount” means, with respect to each share of Lime Preferred Stock that is issued and outstanding immediately prior to the Effective Time, (i) the Per Share Merger Consideration applicable to each share of Lime Common Stock, multiplied by (ii) the number of shares of Lime Common Stock into which such share of Lime Preferred Stock is convertible immediately prior to the Effective Time in accordance with the terms of the Certificate of Designation.

“Preferred Net Merger Consideration” means, with respect to the Lime Preferred Holder, as of any date, (i) the aggregate Per Share Merger Consideration paid in respect of all outstanding shares of Lime Preferred Stock held by the Lime Preferred Holder immediately prior to the Effective Time, less (ii) the aggregate amount of indemnification payments made by the Lime Preferred Holder in respect of such shares of Lime Preferred Stock as of such date pursuant to and in accordance with Section 7.10(a) or Article VIII.

“Pro Rata Fraction” means, with respect to each Participating Securityholder, an amount equal to the quotient (expressed as a percentage and rounded to four decimal places) of: (a) the Merger Consideration payable to such Participating Securityholder in respect of shares of Lime Stock, Exercisable Lime Options and the Lime Warrant held by such Participating Securityholder, in each case outstanding as of immediately prior to the Effective Time (if no amounts were withheld for the Escrow Funds or the Representative Amount), divided by (b) the Merger Consideration payable to all Participating Securityholders in respect of shares of Lime Stock, Exercisable Lime Options and the Lime Warrant held by such Participating Securityholders, in each case outstanding as of immediately prior to the Effective Time (if no amounts were withheld for the Escrow Funds or the Representative Amount); provided, however, that (i) with respect to any Losses for which the Lime Preferred Holder is not liable in respect of the outstanding shares of Lime Preferred Stock held by the Lime Preferred Holder immediately prior to the Effective Time solely as a result of and in accordance with Section 8.6(e), solely for purposes of Section 7.10(a) and Article VIII, the Pro Rata Fraction of each Participating Securityholder (including the Lime Preferred Holder) shall be adjusted to remove from the calculation thereof all of the Merger Consideration payable to the Lime Preferred Holder in respect of such shares of Lime Preferred Stock; and (ii) if, on the date of any payment or distribution to the Participating Securityholders of all or any portion of the Representative Amount, the Escrow Funds, the Final Adjustment Amount or any Tax refund in accordance with this Agreement, the Preferred Net Merger Consideration is less than the aggregate Minimum Preference Amount, solely for purposes of such payments or distributions, until such time as the Preferred Net Merger Consideration received by the Lime Preferred Holder (including as a result of such payments or distributions) is at least equal to the aggregate Minimum Preference Amount, the Pro Rata Fraction of each Participating Securityholder shall be adjusted so that the Pro Rata Fraction of the Lime Preferred Holder is 100%.

“Purchase Price” means the sum of US $120,000,000.

“R&W Cap” shall have the meaning as set forth in Section 8.6(a) of this Agreement.

“R&W Insurance Policy” shall have the meaning as set forth in Section 7.12 of this Agreement.

“Released Claims” shall have the meaning as set forth in Section 7.13(b) of this Agreement.

“Released Parties” shall have the meaning as set forth in Section 7.13(b) of this Agreement.

“Releasing Party” or “Releasing Parties” shall have the meaning as set forth in Section 7.13(b) of this Agreement.

“Representative” or “Representatives” means any investment banker, financial advisor, attorney, accountant, consultant, or other representative or agent of a Person.

“Representative Amount” shall have the meaning as set forth in Section 3.2(c) of this Agreement.

“Representative Losses” shall have the meaning as set forth in Section 11.1(e) of this Agreement.

“Representative Release Date” shall have the meaning as set forth in Section 3.2(c) of this Agreement.

“Requisite Lime Stockholder Approval” shall have the meaning as set forth in Section 9.1(a) of this Agreement.

“Restructuring” means the reorganization, including the dissolution and merger, of certain Lime Subsidiaries, contemplated in Section 4.4 of Lime’s Disclosure Memorandum.

“Reverse Termination Fee” shall have the meaning as set forth in Section 10.3(b) of this Agreement.

“Rights” shall mean all options, warrants and other binding obligations of any character by which a Person is bound to issue additional shares of its capital stock or other securities, or securities or rights convertible into or exchangeable for shares of its capital stock or other securities.

“Securities Act” means the Securities Act of 1933, and the rules and regulations promulgated thereunder.

“Securities Laws” means the Securities Act, the Exchange Act, the Investment Company Act of 1940, the Investment Advisors Act of 1940, the Trust Indenture Act of 1939, and the rules and regulations of any Governmental Authority promulgated thereunder.

“Straddle Period” means any period for Taxes beginning before and ending after the Closing Date.

“Subsidiaries” of any Person means another Person with respect to which the first Person directly or indirectly owns an amount of the voting securities, other voting ownership or voting partnership interests which (or, if there are no such voting interests, 50% or more of the equity interests of which) is sufficient to elect at least a majority of its board of directors or other governing body.

“Superior Proposal” means any Acquisition Proposal (on its most recently amended or modified terms, if amended or modified) (i) involving the acquisition of at least a majority of the outstanding equity interest in, or all or substantially all of the assets and liabilities of, any Lime Entities and (ii) with respect to which the board of directors of Lime (A) determines in good faith that such Acquisition Proposal, if accepted, is reasonably likely to be consummated, taking into account all legal, financial, regulatory and other aspects of the Acquisition Proposal and the Person making the Acquisition Proposal, and (B) determines in its good faith judgment (based on, among other things, the advice of the Lime Financial Advisor or such other advisor as Lime may use) to be more favorable to Lime’s stockholders than the Merger taking into account all relevant factors (including whether, in the good faith judgment of the board of directors of Lime, after obtaining the advice of the Lime Financial Advisor or such other advisor as Lime may use, the Person making such Acquisition Proposal is reasonably able to finance the transaction, and any proposed changes to this Agreement that may be proposed by Parent in response to such Acquisition Proposal).

“Surviving Corporation” shall have the meaning as set forth in Section 1.1 of this Agreement.

“Tail Fee” shall have the meaning as set forth in Section 10.3(a) of this Agreement.

“Tangible Assets” means the aggregate net asset value of all tangible assets of the Lime Entities, excluding the Closing Material Rebates and Closing Cash.

“Tangible Liabilities” means the aggregate value of the total liabilities of the Lime Entities, excluding the Closing Accrued Compensation, Closing Indebtedness and Transaction Expenses and, for avoidance of doubt, any derivative liability related to the Bison Convertible Note.

“Tangible Net Asset Value” shall have the meaning as set forth in Section 3.6(a) of this Agreement.

“Target TNAV” means an amount equal to the product of (a) the aggregate gross revenue of the Lime Entities for the three (3) month period ending as of the last day of the calendar month immediately preceding the calendar month in which the Closing occurs, multiplied by (b) the average TNAV Percentage for the twelve (12) calendar month period ending as of the last day of the calendar month immediately preceding the calendar month in which the Closing occurs, all as set forth in the Closing Adjustment Illustration.

“Tax” or “Taxes” means all taxes, charges, fees, levies, imposts, duties, or assessments, including income, gross receipts, excise, employment, sales, use, transfer, recording license, payroll, franchise, severance, documentary, stamp, occupation, windfall profits, environmental, federal highway use, commercial rent, customs duties, capital stock, paid-up capital, profits, withholding, Social Security, single business and unemployment, disability, real property, personal property, registration, ad valorem, value added, alternative or add-on minimum, estimated, or other taxes, fees, assessments or charges of any kind whatsoever, imposed or required to be withheld by any Governmental Authority (domestic or foreign), including any interest, penalties, and additions imposed thereon or with respect thereto.

“Tax Return” means any report, return, information return, or other information required to be supplied to a Governmental Authority in connection with Taxes, including any return of an affiliated or combined or unitary group that includes a Party or its Subsidiaries.

“Taxing Authority” means the Internal Revenue Service and any other Governmental Authority responsible for the administration of any Tax.

“Termination Fee” shall have the meaning as set forth in Section 10.3(a) of this Agreement.

“Third Party” means a Person that is not a party to this Agreement or an Affiliate of a party to this Agreement.

“TNAV Delta” shall have the meaning as set forth in Section 3.6(a) of this Agreement.

“TNAV Percentage” means, with respect to any calendar month, an amount equal to the quotient (expressed as a percentage and rounded to four decimal places) of (a) the Tangible Net Asset Value as of the end of such calendar month, divided by (b) the aggregate gross revenue of the Lime Entities for the three (3) month period ending as of the end of such calendar month.

“Third Party Claim” shall have the meaning as set forth in Section 8.4(a) of this Agreement.

“Threshold” means an amount equal to 50% of the deductible provided for in the R&W Insurance Policy.

“Tier 1 Excess Losses” shall have the meaning as set forth in Section 8.6(e)(i) of this Agreement.

“Tier 2 Excess Losses” shall have the meaning as set forth in Section 8.6(e)(ii) of this Agreement.

“Transaction Documents” means this Agreement, the Escrow Agreement, the Debt Commitment Letter and all other agreements, instruments and certificates expressly contemplated by this Agreement to be executed and delivered by any party in connection with the consummation of the transactions contemplated by this Agreement.

“Transaction Expenses” means, except to the extent included in Closing Indebtedness, (a) all fees, costs and expenses accrued, incurred or otherwise payable by the Lime Entities (including, without limitation, to the Lime Representative) at or prior to the Closing in connection with the transactions contemplated by this Agreement, including any of the foregoing that are payable in connection with the negotiation, documentation and execution of this Agreement and the other Transaction Documents or the consummation of the transactions contemplated hereby or thereby, (b) one-half of the fees and expenses of the Exchange Agent in accordance with Section 3.3(a), and (c) any commission bonus, change in control bonus, transaction bonus or other similar payment or benefit of any kind payable by any Lime Entity at or prior to Closing contingent upon or payable as a result of or in connection with the consummation of the Merger, including any Transaction Payroll Taxes payable with respect to all such amounts, in the case of each (a), (b) and (c) solely to the extent unpaid as of Closing; provided, that Transaction Expenses shall not include any Transaction Payroll Taxes or any severance payments made to employees who are terminated after the Closing or any fees, costs and expenses payable by Parent or the Merger Sub or any of their respective Affiliates pursuant to the terms of this Agreement (or any Debt Financing), including the purchase of the Lime D&O Policy, any filing fees under the HSR Act or any other antitrust Laws and all other Laws or regulations; provided, further, that (i) any item included in Transaction Expenses shall not be included in “Closing Indebtedness” or “Tangible Liabilities” and (ii) any item included in “Closing Indebtedness” or “Tangible Liabilities” shall not be included in Transaction Expenses.

“Transaction Payroll Taxes” means the employer portion of any payroll or employment Taxes incurred or accrued with respect to any bonuses, Exercisable Lime Option exercises by employees of the Lime Entities, or other compensatory payments made in connection with the transactions contemplated by this Agreement.

“WARN Act” shall have the meaning as set forth in Section 4.14(d) of this Agreement.

“Willdan Group” shall have the meaning as set forth in Section  5.4(a) of this Agreement.

(b)         Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed followed by the words “without limitation”, and such terms shall not be limited by enumeration or example.

11.3                                    Expenses.

Subject to Section 10.3, each of the Parties shall bear and pay all direct costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including filing, registration and application fees, printing fees, and fees and expenses of its own financial or other consultants, investment bankers, accountants, and counsel, and which in the case of Lime, shall be paid at Closing and prior to the Closing.

11.4                                    Brokers and Finders.

In the event of a claim by any broker or finder based upon such broker’s representing or being retained by or allegedly representing or being retained by Lime or by Parent, each of Lime and Parent, as the case may be, agrees to indemnify and hold the other Party harmless from any liability in respect of any such claim.  Lime has provided Lime Financial Advisor’s expected fee for its services as Section 11.4 of Lime’s Disclosure Memorandum and shall pay all amounts due thereunder on the Closing Date.

11.5                                    Entire Agreement; Third Party Beneficiaries.

Except as otherwise expressly provided herein, this Agreement and the other Transaction Documents (including the exhibits, disclosure memoranda and schedules referred to herein) constitute the entire agreement between the Parties with respect to the transactions contemplated hereunder and supersede all prior arrangements or understandings with respect thereto, written or oral.  Nothing in this Agreement, expressed or implied, is intended to confer upon any Person, other than the Parties or their respective successors, any rights, remedies, obligations, or liabilities under or by reason of this Agreement other than: (a) the parties identified in Section 7.8 of this Agreement shall be express third party beneficiaries of, and shall be entitled to rely on, Section 7.8 of this Agreement, and (b) that the Debt Financing Sources shall be express third party beneficiaries of Sections 10.3(d), 11.6, 11.8, 11.10, 11.11 and 11.15 of this Agreement.

11.6                                    Amendments.

To the extent permitted by Law, this Agreement may be amended by a formal instrument signed in ink by each of the Parties (and not, for avoidance of doubt, by an email or series of emails), whether before or after the Requisite Lime Stockholder Approval has been obtained; provided, that after Lime’s receipt of the Requisite Lime Stockholder Approval, there shall be made no amendment that by law requires stockholder approval without first obtaining such approval; provided further that this Section 11.6 and Sections 10.3(d), 11.8, 11.10, 11.11 and 11.15 of this Agreement may not be amended in a manner adverse to any Debt Financing Source without the prior written consent of such Person.

11.7                                    Waivers.

(a)         Prior to or at the Closing, Parent, acting through its board of directors, shall have the right to waive any default in the performance of any term of this Agreement by Lime, to waive or extend the time for the compliance or fulfillment by Lime of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of Parent under this Agreement.  No such waiver shall be effective unless in writing signed by a duly authorized officer of Parent.

(b)         Prior to or at the Closing, Lime, acting through its board of directors, shall have the right to waive any default in the performance of any term of this Agreement by Parent, to waive or extend the time for the compliance or fulfillment by Parent of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of Lime under this Agreement.  No such waiver shall be effective unless in writing signed by a duly authorized officer of Lime.

(c)          The failure of any Party at any time or times to require performance of any provision hereof shall in no manner affect the right of such Party at a later time to enforce the same or any other provision of this Agreement.  No waiver of any condition or of the breach of any term contained in this Agreement in one or more instances shall be deemed to be or construed as a further or continuing waiver of such condition or breach or a waiver of any other condition or of the breach of any other term of this Agreement.

11.8                                    Assignment.

Except as expressly contemplated hereby, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any Party hereto (whether by operation of Law, including by merger or consolidation, or otherwise) without the prior written Consent of the other Party.  Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.  Notwithstanding the foregoing, Parent, Merger Sub and Surviving Corporation may collaterally assign its respective rights and remedies under this Agreement, without the prior written consent of any other party hereto, to any Debt Financing Source.

11.9                          Notices.

All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, properly addressed electronic mail delivery (with confirmation of delivery receipt), by registered or certified mail (postage pre-paid), or by courier or overnight carrier, to the persons at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so delivered or refused:

Parent:                                                                                                                                                                   Willdan Energy Solutions

c/o Willdan Group, Inc.

2401 East Katella Avenue, Suite 300

Anaheim, California 92806

Attention:  Mike Bieber, President

Email: MBieber@willdan.com

Copy to Counsel:                                                                                                           O’Melveny & Myers LLP

400 South Hope Street

Los Angeles, CA 90071

Attention:  John A. Laco

Email: jlaco@omm.com

Lime:                                                                                                                                                                          Lime Energy Co.

4 Gateway Center, 4th Floor

100 Mulberry Street

Newark, NJ 07102

Attention: Adam Procell, Chief Executive Officer

Email: aprocell@lime-energy.com

Copy to Counsel:                                                                                                           Nelson Mullins Riley & Scarborough, LLP

One Wells Fargo Center

301 South College Street, 23rd Floor

Charlotte, NC 28202

Attention: Lawrence L. Ostema

Email: larry.ostema@nelsonmullins.com

11.10                   Governing Law.

Regardless of any conflict of law or choice of law principles that might otherwise apply, the Parties agree that this Agreement, the Merger and any matter arising out of or in connection with this Agreement or the transactions contemplated thereby shall be governed by and construed in all respects in accordance with the laws of the State of Delaware.  Any Litigation instituted by any Party seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought and determined exclusively in Chancery Court in the State of Delaware, and each of the Parties hereby consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such Litigation and irrevocably waives, to the fullest extent permitted by Law, any objection which it may now or hereafter have to the laying of the venue of any such Litigation in any such court or that any such litigation which is brought in any such court has been brought in an inconvenient forum.  Process in any such Litigation may be served on any Party anywhere in the world, whether within or without the jurisdiction of any such court.  Without limiting the foregoing, each Party agrees that service of notice on such Party as provided in Section 11.9 shall be deemed effective service of process on such Party.  Notwithstanding anything in this Section 11.10 to the contrary, each of the Parties agrees that it will not bring or support any Litigation against the Lenders, any other Persons that have committed to provide or arrange all or any part of the Debt Financing, together with their respective Affiliates, and their respective officers, directors, employees, agents and representatives, and their respective successors and assigns (each such Person, a “Debt Financing Source”) in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Debt Commitment Letter or the performance thereof or the Debt Financing (including the transactions contemplated thereby), in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable Law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof).  The provisions of this Section 11.10 shall be enforceable by each Debt Financing Source, its Affiliates and their respective successors and permitted assigns.

11.11                             Waiver of Jury Trial.

Each Party hereby waives, to the fullest extent permitted by applicable Law, any right it may have to a trial by jury in respect of any Litigation or other proceeding arising out of this Agreement, any other Transaction Document, or the transactions contemplated hereby and thereby, including but not limited to any dispute arising out of or relating to the Debt Commitment Letter or the performance or failure to perform thereof.

11.12                             Counterparts.

This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

11.13                             Captions; Articles and Sections.

The captions contained in this Agreement are for reference purposes only and are not part of this Agreement.  Unless otherwise indicated, all references to particular Articles or Sections shall mean and refer to the referenced Articles and Sections of this Agreement.  Disclosure of an item in one of Lime’s Disclosure Memorandum or Parent’s Disclosure Memorandum, as applicable, shall be deemed to modify both (i) the representations and warranties contained in the section of this Agreement to which it corresponds in number and (ii) any other representation and warranty of Lime or Parent, as applicable, in this Agreement to the extent that it is reasonably apparent from a reading of such disclosure item that it would also qualify or apply to such other representation and warranty.

11.14                             Interpretations.

Neither this Agreement nor any uncertainty or ambiguity herein shall be construed or resolved against any Party, whether under any rule of construction or otherwise.  No Party to this Agreement shall be considered the drafter.  The Parties acknowledge and agree that this Agreement has been reviewed, negotiated, and accepted by all Parties and their attorneys and shall be construed and interpreted according to the ordinary meaning of the words used so as fairly to accomplish the purposes and intentions of all Parties hereto.

11.15                             Enforcement of Agreement.

The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specific terms or was otherwise breached.  It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity, without the necessity of proving actual damages, proving the inadequacy of money damages, proving the likelihood of success, or (to the extent permitted by Law) posting a bond or other security; provided, however, that if Lime has the right to terminate this Agreement in accordance with Section   10.1(g), then Lime shall not be entitled to specific performance and the Reverse Termination Fee shall be the sole and exclusive remedy of Lime and any other Person, and all other remedies (including without limitation remedies pursuant to Section 8.2, for money damages, or for specific performance or any other equitable remedies) shall be deemed waived against Parent, Merger Sub, or any of their Affiliates for any Loss, liability or obligation relating to or arising out of this Agreement, any other Transaction Document or the transactions contemplated hereby and thereby, and upon payment of the Reverse Termination Fee to Lime, none of Parent, Merger Sub, Lime, any Participating Securityholder or any of their respective Affiliates shall have any further liability or obligation relating to or arising out of this Agreement or any other Transaction Document, or the transactions contemplated hereby or thereby, other than obligations pursuant to Section 7.11(c), which shall survive such termination; provided, further, that if Parent terminates this Agreement in accordance with Sections 10.1(c)(iii) or 10.1(e), or if Lime terminates this Agreement in accordance with Section 10.1(f) then in each case the Termination Fee, Expense Reimbursement and Tail Fees shall be the exclusive remedies of Parent, Merger Sub and any other Person, and all other remedies (including without limitation remedies pursuant to Section 8.1, for money damages, or for specific performance or any other equitable remedies) shall be deemed waived against Lime, the Participating Securityholders, or any of their Affiliates for any Loss, liability or obligation relating to or arising out of this Agreement, any other Transaction Document or the transactions contemplated hereby and thereby, and upon payment of the Termination Fee (or, as applicable, the Expense Reimbursement and Tail Fee) to Parent, none of Lime, any Participating Securityholder, Parent, Merger Sub or any of their respective Affiliates shall have any further liability or obligation relating to or arising out of this Agreement or any other Transaction Document, or the transactions contemplated hereby or thereby.  Notwithstanding anything to the contrary herein, Lime, on behalf of itself and its Affiliates and their respective members, partners, stockholders, agents, attorneys, advisors or representatives, agrees that none of the Debt Financing Sources shall have any liability (whether in contract, tort, equity or otherwise) to any such person relating to this Agreement or any of the transactions contemplated herein (including the Debt Financing), waives any rights or claims against any Debt Financing Source in connection with this Agreement (and the transactions contemplated hereby) or the Debt Financing (including the transactions contemplated thereby), whether at law or equity, in contract, in tort or otherwise, and agrees not to commence any action, arbitration, audit hearing, investigation, litigation, petition, grievance, complaint, suit or proceeding against any Debt Financing Source in connection with this Agreement or the transactions contemplated hereunder (including relating to the Debt Financing).

11.16                             Severability.

Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction.  If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

11.17                             Waiver of Conflict.

Recognizing that Nelson Mullins Riley & Scarborough LLP (“NMRS”) has acted as legal counsel to certain holders of Lime Stock and the Lime Entities prior to the Closing, and that NMRS intends to act as legal counsel to certain holders of Lime Stock after the Closing, each of Parent and the Surviving Corporation (including on behalf of Lime) hereby waives, on its own behalf and agrees to cause its Affiliates to waive, any conflicts that may arise in connection with NMRS representing any of the holders of Lime Stock and/or its Affiliates after the Closing as such representation may relate to Parent, Lime or the transactions contemplated herein.  In addition, all communications involving attorney-client confidences between any holders of Lime Stock and its Affiliates in the course of the negotiation, documentation and consummation of the transactions contemplated hereby (collectively, “Acquisition Privileged Communications”) shall be deemed to be attorney-client confidences that belong solely to such holders of Lime Stock and their Affiliates (and not Lime).  Accordingly, Lime shall not have access to any Acquisition Privileged Communications, or to the files of NMRS relating to such engagement, whether or not the Closing shall have occurred.  Without limiting the generality of the foregoing, upon and after the Closing, (i) the applicable holders of Lime Stock and their Affiliates (and not Lime) shall be the sole holders of the attorney-client privilege with respect to such engagement, and neither Lime nor the Surviving Corporation shall be a holder thereof, (ii) to the extent that files of NMRS in respect of such engagement constitute property of the client, only the applicable holders of Lime Stock and their Affiliates (and not Lime) shall hold such property rights and (iii) NMRS shall have no duty whatsoever to reveal or disclose any such attorney-client communications or files to Lime by reason of any attorney-client relationship between NMRS and Lime or otherwise.  Notwithstanding the foregoing, in the event that a dispute arises between Parent or Lime and a Third Party (other than a party to this Agreement or any of their respective Affiliates) after the Closing, the Surviving Corporation (including on behalf of Lime) may assert the attorney-client privilege to prevent disclosure of confidential communications by NMRS to such Third Party; provided, however, that the Surviving Corporation may not waive such privilege without the prior written consent of the holders of Lime Stock. Parent agrees that it shall not, and that after the Closing it shall cause its Affiliates (including the Surviving Corporation) not to, (i) access or use the Acquisition Privileged Communications, including by way of review of any electronic data, communications or other information, or by otherwise asserting that Parent or any of its Affiliates (including the Surviving Corporation) has the right to waive the attorney-client or other privilege, or (ii) seek to obtain the Acquisition Privileged Communications from NMRS.

11.18                             Release.

Parent and Merger Sub agree that except as provided for in this Agreement (including, for the avoidance of doubt and without limitation, the obligations and agreements set forth in Articles VII and VIII hereof) or any other Transaction Document, effective as of the Effective Time, Lime shall be deemed to have absolutely, unconditionally and irrevocably, acquitted, released and forever discharged, and shall have caused Lime and the Lime Subsidiaries to absolutely, unconditionally and irrevocably, acquit, release and forever discharge, each Participating Securityholder (whether in such stockholder’s capacity as an equityholder, director, officer, employee, representative or otherwise) of and from any and all manner of action or inaction, cause or causes of action, Litigation, Liens, contracts, promises, liabilities or damages (whether for compensatory, special, incidental or punitive damages, equitable relief or otherwise) of any kind or nature whatsoever, past, present or future, at law, in equity or otherwise (including with respect to conduct which is negligent, grossly negligent, willful, intentional, with or without malice, or a breach of any duty, Law or rule), whether known or unknown, whether fixed or contingent, whether concealed or hidden, whether disclosed or undisclosed, whether liquidated or unliquidated, whether foreseeable or unforeseeable, whether anticipated or unanticipated, whether suspected or unsuspected, which any Lime Entity ever has had or ever in the future may have against any such Participating Securityholder which are based on acts, events or omissions occurring up to and including the Effective Time relating to, arising out of or in any way connected with the dealings of Lime or any Lime Subsidiary from the beginning of time through the Closing Date.  Parent, Merger Sub and Lime (on behalf of itself and each Lime Subsidiary): (a) expressly acknowledges that the foregoing release is intended to include in its effect all claims any Lime Entity does not know or suspect to exist in its favor (including unknown and contingent claims), (b) acknowledges that the laws of many states provide substantially the following: “A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR;” (c) acknowledges that such provisions are designed to protect a party from waiving claims which it does not know exist or may exist, (d) nonetheless agrees that, effective as of the Effective Time, Parent, Merger Sub, Lime and the Lime Subsidiaries shall be deemed to waive any such provision, and (e) further agree that none of Parent, Merger Sub, Lime or any Lime Subsidiary, and no controlled Affiliate of any of them, shall (i) institute a mediation, arbitration, lawsuit or other legal proceeding based upon, arising out of, or relating to any of the released claims, (ii) participate, assist, or cooperate in any such proceeding, or (iii) encourage, assist or solicit any Third Party to institute any such proceeding.

11.19                             Disclosure Memorandum.

Lime’s Disclosure Memorandum shall be construed with and as an integral part of this Agreement to the same extent as if it was set forth verbatim herein.  Neither the specification of any dollar amount in any representation or warranty contained in this Agreement nor the inclusion of any specific item in Lime’s Disclosure Memorandum is intended to vary the definition of the term “Material Adverse Effect” or to imply that such amount, or higher or lower amounts, or the item so included or other items, are or are not material, and no Party shall use the fact of the setting forth of any such amount or the inclusion of any such item in any dispute or controversy between the Parties as to whether any obligation, item or matter not described herein or included in Lime’s Disclosure Memorandum is or is not material for purposes of this Agreement.  Unless this Agreement specifically provides otherwise, neither the specification of any item or matter in any representation or warranty contained in this Agreement nor the inclusion of any specific item in Lime’s Disclosure Memorandum is intended to imply that such item or matter, or other items or matters, are or are not in the ordinary course of business, and no Party or other express beneficiary hereof shall use the fact of the setting forth or the inclusion of any such item or matter in any dispute or controversy between the Parties or any such beneficiaries as to whether any obligation, item or matter not described herein or included in Lime’s Disclosure Memorandum is or is not in the ordinary course of business for purposes of this Agreement.  Any document or information that is referred to in Lime’s Disclosure Memorandum shall be deemed incorporated in its entirety as if included in Lime’s Disclosure Memorandum verbatim.  Each section in Lime’s Disclosure Memorandum shall be deemed to qualify the corresponding section of this Agreement and any other section of this Agreement to which the application of such disclosure is reasonably apparent.

11.20                             Time is of the Essence.

Time is of the essence with respect to each and every covenant, agreement, and obligation of the Parties hereunder and under all of the other Transaction Documents.

[signatures appear on next page]

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed on its behalf by its duly authorized officers as of the day and year first above written.

WILLDAN ENERGY SOLUTIONS

By:	/s/ Daniel T. Chow
Name: Daniel T. Chow
Title: President, Chief Executive Officer

LUNA FRUIT, INC.

By:	/s/ Thomas D. Brisbin
Name: Thomas D. Brisbin
Title: Chief Executive Officer

LIME ENERGY CO.

By:	/s/ Adam Procell
Name: Adam Procell
Title: President and Chief Executive Officer

LUNA STOCKHOLDER REPRESENTATIVE, LLC

By:	/s/ Andreas Hildebrand
Name: Andreas Hildebrand
Title: Authorized Signatory

Signature Page to Agreement and Plan of Merger